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2004 annual report

BE
12-31-04



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or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with all securities commissions in Canada, and with the *United States Securities and Exchange Commission* (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the *American Stock Exchange* (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this report.

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  - Sleeping Giant Mine
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- Mineral Reserves and Resources

Financial results are in US dollars and production results are in metric units unless otherwise indicated.

Cambior Inc. carries on business in Canada. Affiliates of Cambior Inc. carry on business in the Americas. In this annual report, the terms "Cambior" and "the Company" are used interchangeably and, in each case, denote a reference to one or more of Cambior Inc. and its affiliates.

Caution concerning forward-looking statements

This report contains certain "forward-looking statements", including, but not limited to, statements regarding the Company's strategic plans, future sales and financial results, production targets, plans for reduction of hedging, timetables, evaluation of mineral reserves and resources, mine operating costs, capital expenditures, work programs, evolution of development projects, exploration budgets and targets, litigation matters and the Company's outlook. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations

This year Cambior offers you the key to information!

Downloadable versions of the 2004 annual report and numerous other documents are now available at www.cambior.com.

The golden key is at your fingertips...

CAMBIOR CBJ (TSX, AMEX)

CORPORATE PROFILE

Cambior is the fourth largest Canadian gold producer and employs 2,700 talented people at seven mines in North and South America. In 2004, we achieved record gold production of 694,000 ounces, and our 2005 targeted gold production of 621,000 ounces is almost fully exposed to the gold price. For the second consecutive year, we will aggressively invest $28 million in the exploration and development of our promising properties in an effort to grow our reserve base. Our mid-term objective is to reach annual gold production of 800,000 ounces and a reserve base of 8 million ounces.

Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Our warrants (CBJ.WT.C and CBJ.WT.D) trade on the TSX.

HIGHLIGHTS

Years ended December 31	**2004**	2003
RESULTS (in millions of $)		
Revenues	**300.9**	193.9
Cash flow from operating activities	**38.0**	24.2
Net earnings (loss)	**(73.8)**	0.8
PER SHARE ($)		
Net earnings (loss)	**(0.30)**	0.00
Basic weighted average number of common shares outstanding (in millions)	**249.3**	188.0
GOLD PRODUCTION		
Number of ounces produced (000)	**694**	522
Mine operating costs ($ per ounce)	**244**	241

	Dec. 31, 2004	Dec. 31, 2003
FINANCIAL POSITION (in millions of $)		
Cash and short-term investments	**55**	95
Total assets	**590**	498
Shareholders' equity	**375**	338
Total number of shares outstanding (in millions)	**274.2**	240.8
MINERAL RESERVES (ounces of gold contained)	**3,541,200**	4,078,800

MESSAGE TO SHAREHOLDERS

Rosebel propels Cambior to record gold production of 694,100 ounces in 2004.

Cash flow from operating activities up 57% from 2003.

Cambior acquires 70% of OMAI Bauxite and locks in ownership of the Niobec mine, both strong cash flow generators.

Our 2004 Performance

The successful start-up of the Rosebel mine, its excellent operational performance and its gold output of 273,700 ounces, surpassing all expectations, propelled Cambior to record gold output of 694,100 ounces in 2004. The Rosebel mine is the first major step of our renewed growth effort in a positive gold market.

Revenues for 2004 increased by 55% over the previous year to $300.9 million. We generated $38 million in cash flow from operating activities, a 57% increase over 2003. The Rosebel mine generated net earnings of $28.8 million and an operating cash flow of $48.8 million, while the Niobec mine continued to be a strong contributor to operating cash flow. However, net earnings were significantly impacted by a non-cash impairment loss and restructuring costs of $73.2 million resulting from the complete re-evaluation of the Doyon mine and its associated hedges. Furthermore, operating costs were negatively affected by the stronger Canadian dollar and higher costs for fuel and other consumables, such as steel, chemicals and lubricants, as compared to 2003. As a result, we recorded a net loss of $73.8 million or $0.30 per share for 2004. Without the impairment charge and Omai layoff provision, 2004 earnings would have been $2.5 million as compared to $0.8 million last year.

Capital expenditures totaled $133.0 million in 2004 compared to $107.2 million in 2003. Investments were principally for the successful acquisition of Sequoia Minerals Inc., including its 50% interest in the Niobec mine ($48.6 million), the completion of Phase-1 construction and the initiation of Phase-2 construction at Rosebel ($29.4 million), and advanced exploration and development projects ($21.7 million). These investments should enhance our operating base and enable us to generate strong cash flows in future years.

At year-end 2004, proven and probable reserves for our gold mines, calculated at $400 per ounce, amounted to 3.5 million ounces of gold contained, down 13% from 4.1 million ounces at the end of 2003 due to the loss of ore reserves at the Doyon mine and reserve depletion at the Omai mine, which is scheduled to close in late 2005 after almost 13 years of production. The Rosebel mine, however, added 380,000 ounces of gold to its mining reserves, well in excess of its annual production, and the Mouska and Sleeping Giant underground mines each renewed their mining reserves in 2004.

We continued to invest in gold projects, particularly Camp Caiman and Westwood, which we believe will be major contributors to increased proven and probable gold reserves over the next few years. We also conducted active grassroots exploration programs in the Canadian and Guiana shields and in Peru. We obtained positive results at our La Arena and El Toro projects in the Huamachuco region of Peru, which could generate a mine development project in the next few years. We pursued a number of gold acquisitions in 2004, including a formal offer to the majority shareholders of Minera Poderosa S.A. Unfortunately, this transaction fell through due to an unfavourable judgment issued against Minera Poderosa on key mining claims following our initial offer.

On the non-gold side, we acquired the outstanding 50% interest in the Niobec mine through the acquisition of Sequoia Minerals Inc., and completed the privatization of the Linmine bauxite assets in Guyana. Cambior acquired a 70% interest in this bauxite operation, which has more than 60 years of reserves. These two operations should provide solid cash flows to support our gold operations. We also completed the feasibility study on the Carlota copper project, which contains approximately 355,000 tonnes of copper. A strategic review is underway to maximize the value of this asset.

To maintain our financial capacity and support our development plans, we raised $88 million in 2004 through a public offering. At year-end, our cash resources stood at nearly $55 million. This solid financial position, and our improving cash flows from operations in 2005, will allow us to pursue organic growth and external opportunities.

During 2004, we made major progress towards our objective of becoming gold hedge-free. We did not eliminate all of our forward commitments by year-end as anticipated due to a stronger gold price in the fourth quarter. However, we positioned ourselves to deliver 96% of our 2005 gold production at market prices, and remain committed to the opportunistic buy-back of our remaining 2006-2007 positions on spot gold price weaknesses. In 2004, we reduced our hedging commitments by 73% or 541,000 ounces to a residual amount of 205,000 ounces committed at year-end, representing only 6% of our proven and probable reserves.

Our Objective and Strategy

Our objective for the future is to provide solid financial returns by increasing our net asset value per share through:

1. Maximizing the value of our mines and projects;
2. Growing our reserve and resource base through acquisition or discovery; and
3. Maintaining a solid financial position to allow the development of new projects.

On the operating front, we expect to produce 621,000 ounces of gold in 2005. Assuming an average market gold price of $425 per ounce, revenues from gold production should be approximately $250 million, more than 70% of our total 2005 revenues. We aim to maintain or improve this ratio over time. Non-gold sales are expected to be $89 million, and 2005 capital expenditures are estimated at $80 million.

We believe that gold market conditions will continue to improve over the medium term due to a weak US dollar caused by persistent current account and budget deficits in the United States, flat to declining global gold production, disciplined central bank selling and continued concerns about security and political stability.

Cambior to invest $28 million in exploration at its mine sites, advanced projects and grassroots properties.

We will remain focused on growing our gold asset base. We plan to invest $28 million in exploration around our mine sites and on our advanced and grassroots projects. We will also pursue acquisitions where we can add value through our project development and operating skills.

At Rosebel, we will invest some $6.5 million to find additional reserves through the expansion of the six known deposits and the discovery of new orebodies.

Despite the poor performance of the Doyon mine in 2004, we believe that the Doyon property, located in the prolific Doyon-Bousquet-LaRonde gold camp, has the potential for further discoveries, as demonstrated by our initial successes on the Westwood orebody. A preliminary evaluation of the drilling results at Westwood indicates inferred resources of 1.45 million ounces of gold contained. A five-year, $20 million exploration program is being conducted from surface and from underground exploration drifts to verify the full potential of the property. Our targets are volcanogenic deposits in the volcanics to the east of the Doyon mine and high-grade veins within the intrusive between the Doyon and Mouska mines.

At Camp Caiman, a budget of $7.0 million is being allocated to execute a drilling program and complete the feasibility study and applications for operating permits by mid-2005. Once all required permits are obtained, we plan to begin construction in 2006 and commercial production in mid-2007 if favourable business conditions are confirmed.

A $3.3 million drilling program is currently underway on the La Arena-El Toro property. If results are satisfactory, we will proceed with a pre-feasibility study by year-end.

Our Employees

We are proud of our accomplishments in 2004, especially the operational success of our Rosebel mine in Suriname. These accomplishments were supported by the unrelenting and devoted work of our 2,700 employees in the Americas. Our people are talented, experienced and ready to take on challenges in a very competitive mining environment for the benefit of our shareholders, and we will continue to invest in their training.

During 2004, Raynald Vézina, Senior Vice President – Canada, and Normand Bédard, Vice President – Human Resources, retired after many years of valued service. We thank them for their contributions and wish them well in their retirement. Jacques Perron and François Viens rejoined Cambior in 2004 as Vice President – Canada and Vice President – Business Development and Exploration, respectively, and Mike Boudreault joined Cambior in early 2005 as Vice President – Human Resources.

Sustainability

Working in harmony with our stakeholders.

Our efforts to operate in a safe and environmentally sound manner and in collaboration with the communities near our operations are ongoing. We will work to build on our strong 2004 environmental performance and to meet the needs of our various stakeholders. Our participation in the rehabilitation of the Guyanese bauxite industry demonstrates our ability to work with stakeholders while generating a positive return for our shareholders.

On the safety front, we continue to be faced with challenges, particularly at our underground operations. We will increase our efforts to improve our performance in this area.

Corporate Governance

Our corporate governance practices continue to evolve, with our objective being to achieve the highest standards of corporate governance and business ethics. We were therefore pleased to be ranked in the top quartile of a 2004 business survey of Canadian companies.

We have initiated a review of internal controls at all of our operating sites and at corporate headquarters, and will report on their effectiveness in accordance with statutory requirements.

We value the insight and support of our Board members. We were sorry to lose John Hick following his appointment to a senior leadership role with another mining company. Mr. Hick had served as a director since 2000, and was a valued member of the Board and the Audit Committee. We welcome Mr. Jean-André Élie as his replacement.

Track Cambior's progress on its revamped website, www.cambior.com

As you can see, our annual report has been pared down this year, comprising only this message, management's discussion and analysis and the financial statements, a format that is much less costly than the detailed, colour reports of past years. We have chosen instead to launch a new corporate website, an approach that provides you, our shareholders, with enhanced access to detailed, up-to-the-minute information on Cambior and its operations. The tree structure on the inside cover page of this report shows all the information that you will be able to find quickly and easily on our new website, which simultaneously serves our shareholders and employees, the media, concerned citizens, job seekers and anyone else wishing to rapidly access the most up-to-date information with just a few clicks. The golden key to a mine of information is at your fingertips. We invite you to track our progress in 2005 by clicking on www.cambior.com.

Respectfully submitted,

Guy G. Dufresne
Chairman of the Board

Louis P. Gignac
President and
Chief Executive Officer

February 17, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cambior's management discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution Concerning Forward-Looking Statements

This MD&A contains certain "forward-looking statements", including, but not limited to, statements regarding the Company's strategic plans, future sales and financial results, production, plans for reduction of hedging, timetables, evaluation of mineral reserves and resources, mine operating costs, capital expenditures, work programs, evolution of development projects, exploration budgets and targets, litigation matters and the Company's outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Risks and Uncertainties section of this MD&A. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

CAMBIOR INC.

Cambior is engaged in exploration, development and mining of gold deposits in North and South America and from time to time reviews the potential production of other metals and minerals to complement its gold mining operations. The Company holds interests in five gold mines and two non-gold mines.

Highlights for 2004 include:

- Successful start-up of the Rosebel mine both on time and on budget
- Record year of gold production of 694,100 ounces at a mine operating cost of $244 per ounce
- Revenues of $300.9 million, a 55% increase over last year
- Impairment charge of $73.2 million due to the devaluation of the Doyon mine
- Net loss of $73.8 million ($0.30 per share)
- 57% increase in cash flow from operating activities to $38.0 million
- Cash and short-term investments of $54.9 million at year end
- Reduction of the hedge book by 541,000 ounces
- Successful Cdn $110 million equity financing
- Successful merger with Sequoia Minerals Inc. to consolidate ownership of the Niobec mine
- Privatization of Linden Bauxite operations.

Since early 2003, the Company's activities were largely focused on completing construction and starting commercial production at the Rosebel mine, which occurred in the first quarter of 2004. Following the successful commencement of the Rosebel operations, Cambior produced a record of 694,100 ounces of gold in 2004 and expects to produce 621,000 ounces in 2005. The decrease in the 2005 projected production compared to 2004 is the result of the scheduled shutdown of the Omai mine in September 2005 and the reduced throughput at the Doyon mine.

OBJECTIVE AND STRATEGY

Cambior is focused on providing a superior rate of return to its shareholders through the appreciation of its shares, which trade on the TSX and AMEX.

The Company believes that its share price is a reflection of its net asset value, and aims to maximize this value by implementing the following strategies:

1. Maximize value of mining operations and projects
   - Successfully maximizing the output from its ore deposits in a cost effective, safe and environmentally sound manner, while respecting the communities where it operates.
2. Grow reserve/resource base
   - Increasing the Company's reserves and resources through the discovery of new deposits, delineation of further reserves at its current operating mines and projects, and acquisition of new deposits and mining operations.
3. Maintain a strong financial capacity
   - Ensuring that the Company has the cash reserves and access to financial markets required to support its capability of finding, developing and expanding mining projects.
4. Maintain an active investor relations program
   - Communicating the Company's activities and financial and operating performance to its shareholders and the financial markets in a timely and transparent manner to enable them to accurately assess Cambior's value.

Key performance indicators

	2004	2003	2002
Gold ($/oz)			
- Average market price	**409**	363	310
- Average realized price	**370**	320	308
Gold production (oz)	**694,100**	521,500	568,800
Exchange rate (Cdn $/US $)	**1.3015**	1.4015	1.5704
Mine operating costs ($/oz)	**244**	241	223
Revenues ($ millions)			
- Gold	**255.2**	165.9	178.6
- Non-gold	**44.8**	25.0	23.7
Net earnings (loss) ($ millions)	**(73.8)**	0.8	(7.8)
Cash flow from operating activities ($ millions)	**38.0**	24.2	30.8
Capital investments ($ millions)	**133.0**	107.2	30.2
Cash and short-term investments ($ millions)	**54.9**	95.2	42.8
Total debt ($ millions)	**65.2**	64.2	28.0
Deferred revenue ($ millions)	**12.2**	24.4	36.6
Shareholders' equity ($ millions)	**375.0**	338.3	162.6
Proven and probable reserves (oz millions)	**3.5**	4.1	4.2
Measured and indicated resources (oz millions)	**3.5**	2.8	1.8
Inferred resources (oz millions)	**3.7**	2.6	2.0
Share price (closing price)			
- US $	**2.67**	3.10	1.43
- Cdn $	**3.21**	3.99	2.25

GOLD, NIOBIUM AND BAUXITE MARKETS

The Company's revenues are generated predominately from the sale of gold, with the remaining portion from the sale of ferroniobium and calcined bauxite.

Gold market

The gold market is relatively small in comparison to other major commodities and is influenced by:

1. US dollar relative value;
2. World economic growth;
3. The cyclical financial market and the corresponding money supply;
4. Demand from the jewellery market;
5. Investment demand and sales;
6. Mine supply and producer hedging and de-hedging transactions;
7. Central bank gold sales; and
8. The geopolitical environment and its impact on the economy.

The gold market is characterized by substantial above-ground reserves that can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are central banks. In September 1999, several of the large European central banks, indicating a desire to convert some of their reserves into cash, entered into an agreement ("the Washington Agreement") to ensure an orderly disposition. That agreement has negated the impact of the sudden supply to the marketplace that had depressed the price of the commodity. As anticipated by the market, the Washington Agreement was renewed in 2004 for a five-year term, with additional participants joining the original group of 15 signatories. The renewal provides continued stability in the marketplace, through an orderly reduction of the participants' gold reserves.

The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The gold price fluctuations for the past 20 years based on the London Bullion Market Price are presented below:

Gold Price - London PM Fix (US$/oz)


550
500
450
400
350
300
250
200
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

During 2004, the gold price continued a steady upward trend to reach a 16-year high of $454/oz on December 2, 2004. Gold traded between $375 and $454 during 2004 and averaged $409 compared to $363 in 2003 and $310 in 2002. Major factors affecting the gold price over the past three years were:

1. Continued devaluation of the US dollar against other currencies (particularly the Euro), due to trade, current account and budget deficits incurred by the United States of America;
2. Declining mine output;
3. Producer de-hedging activities;
4. Increased investment demand by speculators and investors;
5. New gold investment products aimed at facilitating the holding of gold as part of investment portfolios;
6. Low interest rates that reduced the opportunity cost of holding gold as an investment; and
7. Geopolitical tensions in the Middle East and the war on terrorism.

The favourable conditions for the maintenance of a positive gold price environment should continue into 2005.

In the past, the Company used various instruments to reduce the volatility of its revenues and secure cash flows from its operating mines. The Company's lenders imposed the establishment of a revenue protection program as part of its financial restructuring arrangements in 2001, requiring that 70% of production until 2005 be protected at a minimum price of $290 per ounce. The Company was forced to implement this program in a low price environment during the first nine months of 2001, during which time gold traded between $256 and $293 per ounce. At the end of 2001, the Company had committed to deliver up to 1,887,000 ounces at an average price of $306 per ounce as per the following table:

	Number of ounces	Average price per ounce ($)
2002	608,000	304
2003	475,000	295
2004	327,000	305
2005	266,000	308
2006	155,000	331
2007	56,000	350
Total	1,887,000	306

Benefiting from an improved financial position, the Company was able to negotiate the elimination of the lenders' requirement to maintain a revenue protection program in August 2003. Furthermore, the Company adopted a new policy at that time, which provides full exposure to the market price for its gold production. This new policy will increase the volatility of the Company's revenues and profitability and requires that the Company reduce the level of debt related to project development.

Since mid-2003, the Company has aggressively pursued the reduction of its forward sales through opportunistic buy-back programs and delivery against commitments. The Company has reduced its gold hedging commitments under the revenue protection program, including the prepaid gold forward sales, by 1.7 million ounces (89.1%) as follows:

	Ounces committed	Variation from previous year
December 31, 2001	1,887,000	-6%
December 31, 2002	1,286,000	-32%
December 31, 2003	746,000	-42%
December 31, 2004	**205,000**	**-73%**

The Company eliminated all call option obligations and lease rate swaps during 2004. The buy-back of gold commitments impacts the revenue of the Company, as the losses incurred must be recorded as a reduction in sales, thereby partially offsetting the impact of sales made at market.

The impact of gold hedging on both earnings and operating cash flow in recent years and the estimated impact for future years based on a market gold price of $425 per ounce are as follows:

	2002	2003	2004	2005 (E)	2006 (E)	2007 (E)
Average market gold price ($/oz)	310	363	409	425	425	425
Impact on earnings ($ millions)	(17.6)	(21.6)	(36.9)*	(14.9)	(2.3)	(0.2)
Impact on operating cash flow ($ millions)	(3.8)	(21.7)	(36.0)	(19.1)	(12.7)	(4.2)

* *Includes the mark-to-market of Doyon's hedges as part of the asset impairment charge*

During 2004, the Company's average realized price was $370 per ounce compared to an average market price of $409 per ounce. For 2003 and 2002, the average realized price was, respectively, $43/oz and $2/oz below market price.

The Company expects its profitability to be adversely affected as the reduction in these commitments will be deferred and recognized at the original designation date of the various hedge instruments in the operations statement. However, the Company has positioned itself to deliver 96% of its 2005 targeted gold production at market price and remains committed to the opportunistic buy-back of the remaining 2006-2007 positions on spot gold price weaknesses.

Niobium market

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and structures.

The market has been expanding at an average rate of 5% annually over the past three years, mainly due to higher steel demand in China and increased utilization in steel manufacturing.

Cambior is one of three producers and has a 12-14% market share. The industry is marked by a significant Brazilian producer that dominates the marketplace and strongly influences market conditions. During 2004, the Company saw a small decrease in its market share, although it has managed to develop new client bases, located mainly in China, which offset reduced market share in North America. The market price has remained constant over the past three years.

Bauxite market

During its management arrangement with the Government of Guyana and following the privatization of the Linmine Bauxite operations in December 2004, Cambior became a reliable supplier of High-Alumina Refractory Grade Calcined Bauxite (RASC) to Europe, North America, South America, Asia and Australia. Approximately 90% of the expected 2005 revenues from the bauxite mine will be generated by the RASC product.

Calcined bauxite products are used for the production of refractories, abrasive products and welding products. However, RASC is only designed to meet the needs of the refractory market. The worldwide market for RASC is approximately one million tonnes per year. China is the major supplier of refractory grade calcined bauxite, accounting for an estimated 80% of the high-alumina refractory bauxite supply worldwide. It is expected that the OMAI bauxite operations will produce over 200,000 tonnes of RASC in 2005, accounting for approximately 20% of the worldwide market.

CONSOLIDATED OPERATIONS

During 2004, the Company incurred a loss of $73.8 million ($0.30/share) compared to net earnings of $0.8 million ($0.00/share) and a loss of $7.8 million ($0.06/share) realized in 2003 and 2002, respectively.

The table below summarizes the operating profit (loss) from mining operations:

(in millions of $)	**2004**	2003	2002
Revenues	**300.9**	193.9	204.2
Operating costs	**209.6**	144.3	145.7
Refining and transportation	**3.4**	2.1	2.3
Royalties	**11.5**	5.4	5.4
Mining operations	**224.5**	151.8	153.4
Depreciation, depletion and amortization	**46.9**	28.7	29.6
Impairment loss and restructuring costs	**73.2**	—	—
Total mine expenses	**344.6**	180.5	183.0
Operating profit (loss)	**(43.7)**	13.4	21.2

The $43.7 million loss from mining operations resulted primarily from the poor operating performance and impairment charge at the Doyon Division, which was affected by ground stability issues. These geotechnical problems led Cambior to revise its long-term mining plan, reducing underground ore production from 1,000,000 tonnes to 700,000 tonnes of ore *per annum* and the workforce by 130 individuals. The lower throughput caused an increase in unit operating costs and a reduction in mineral reserves. The new revised mining plan resulted in a non-cash impairment charge of $71.3 million and restructuring costs of $1.9 million for employee severances. The operations were also affected by a stronger Canadian dollar, and higher energy and consumable costs. These negative factors overshadowed a very positive start-up year at Rosebel and an improved gold market environment.

The 2003 operating margin declined in comparison to 2002 due to lower gold output at Omai, higher costs at the Canadian operations resulting from a production hoist failure at Doyon, and the strengthening of the Canadian dollar against the US currency.

NET EARNINGS (LOSS)

Net earnings (loss) and per share data for the past three years were as follows:

	2004	2003	2002
Net earnings (loss) ($ millions)	**(73.8)**	0.8	(7.8)
Per share ($)			
- Basic	**(0.30)**	0.00	(0.06)
- Diluted	**(0.30)**	0.00	(0.06)

REVENUES

Revenues during the past three years were as follows:

	2004	2003	2002
Ounces of gold sold	**687,800**	516,800	578,500
Revenues ($ millions)			
Gold	**255.2**	165.9	178.6
Non-gold	**44.8**	25.0	23.7
Investment and other income	**0.9**	3.0	1.9
Total	**300.9**	193.9	204.2

The increase in revenues in 2004 was due to:

- Increased gold sales, following record production. The Company sold 33.1% more ounces due to the start-up of Rosebel, which more than offset the planned reduction at Omai following depletion of the Fennell pit and the production shortfall at Doyon;
- Higher gold prices; and
- Increased niobium sales following the acquisition of the remaining 50% interest in the Niobec mine mid-year.

Gold production and unit mine operating costs were:

	2004		2003		2002	
	Ounces	**$/oz**	Ounces	$/oz	Ounces	$/oz
Rosebel mine	**273,700**	**170**	—	—	—	—
Omai mine	**240,400**	**244**	271,000	220	319,600	221
Doyon Division	**146,500**	**374**	217,200	267	216,200	228
Sleeping Giant mine (50%)	**33,500**	**291**	33,300	246	33,000	220
Total	**694,100**	**244**	521,500	241	568,800	223

The 2004 pressure on mine operating costs stemming from poor ground conditions at Doyon, higher energy and consumable costs, as well as the strengthening of the Canadian dollar in relation to the US currency was partially offset by the new low cost Rosebel operation. The 2003 mine operating costs rose mainly as a result of the strengthening of the Canadian currency.

The summary analysis and outlook for Cambior's operating units are as follows:

ROSEBEL MINE

The Rosebel mine is located in Suriname, South America, some 100 kilometres south of Paramaribo, the country's capital. Commercial production was achieved successfully on February 11, 2004, after completing the $95 million investment both on time and on budget. The Rosebel mine experienced the smoothest operational start-up since the creation of the Company in 1986.

The Rosebel mine is currently the most important asset of the Company with the lowest unit mine operating cost. The beginning of commercial production at the Rosebel mine was the initial step in the Company's relaunching of its growth strategy, allowing the Company to achieve record gold production of 694,100 ounces in 2004. Cambior has leveraged the knowledge and expertise it gained through 13 years of experience at its Omai operations and will benefit from synergies with other activities in the Guiana Shield to maximize the return to its shareholders.

During the initial ten months of operations, the milling capacity gradually increased to reach a constant milling rate above 17,000 tonnes per day, a 21% improvement over the design capacity. Since the beginning of commercial production, the mine has processed 5.1 million tonnes at an average grade of 1.84 g Au/t for production of 273,700 ounces, representing a 12% increase over the initial mining plan. Mine operating costs were $170 per ounce, in line with the initial budget. Record production of 93,300 ounces was achieved in the fourth quarter, with an average throughput of 17,200 tonnes per day at an average grade of 1.93 g Au/t, well in excess of the initial forecast. Mine operating costs for the quarter were $158 per ounce, representing the Company's lowest unit cost.

Mineral reserves at Rosebel increased over the year, as the mine added 380,000 ounces to reserves, well in excess of its annual production. Estimated at $400 per ounce, the proven and probable mineral reserves stood at 2.5 million ounces of gold contained at year-end 2004, with a substantial gain in measured and indicated resources as well. The Company is confident that the entire property has significant geological potential and excellent exploration targets, which will allow further enhancement of the reserve and resource base.

Cambior Inc. holds 95% of the participating share capital of Rosebel Gold Mines N.V., while the remaining 5% participation is held by the Government of Suriname, through a state-owned company. A Mineral Agreement was signed with the Republic of Suriname in 1994 and was amended in March 2003.

Rosebel's production is subject to royalties and a price participation right, payable as follows:

- To Grassalco (a state-owned entity): 2% of gold produced, plus 6.5% of the market price in excess of $425 per ounce using the average market price for a given quarter.
- To a foundation encouraging the development of mining resources in Suriname, a royalty of 0.25% of gold produced.
- To Golden Star Resources Ltd. as consideration for the acquisition of the latter's 50% interest in Rosebel in May 2002, a price participation right of 10% of the average quarterly market price in excess of $300 per ounce on gold production from soft and transitional ore, and in excess of $350 per ounce from hard rock ore.

In 2004, Rosebel Gold Mines N.V. paid $2.5 million in royalties to Grassalco and the foundation and $2.9 million in gold price participation to Golden Star Resources.

Quarterly Statistics

	Throughput *(tonnes/day)*	Grade *(g Au/t)*	Gold output *(ounces)*	Mine operating cost *($/ounce)*
1st Quarter [(1)]	13,400	1.6	27,300	163
2nd Quarter	14,500	2.0	74,100	160
3rd Quarter	16,300	1.7	79,000	195
4th Quarter	17,200	1.9	93,300	158
Year 2004	**15,200**	**1.8**	**273,700**	**170**

[(1)] *The Rosebel mine began commercial production on February 11, 2004.*

Rosebel Operating and Financial Statistics

	2004 [1]	Target 2005
Tonnage mined (000 t)	**16,780**	20,805
Tonnage milled (000 t)	**5,067**	6,205
Grade milled (g Au/t)	**1.84**	1.72
Gold recovery (%)	**94**	94
Production (oz Au)	**273,700**	320,000
Direct mining costs ($/oz)	**168**	190
Refining and transportation ($/oz)	**2**	3
Mine operating costs ($/oz)	**170**	193
Royalties ($/oz)	**9**	9
Total cash costs ($/oz)	**179**	202
Depreciation ($/oz)	**78**	76
Restoration ($/oz)	**—**	1
Total production costs ($/oz)	**257**	279
Mineral reserves (oz Au)	**2,459,000**	

[1] *The Rosebel mine began commercial production on February 11, 2004.*

Capital expenditures for 2004 were $42 million, mainly for the completion of Phase-1 construction and pre-production expenditures, the initiation of Phase-2 construction, and exploration and development drilling.

Outlook

Rosebel is expected to produce 320,000 ounces in 2005 at an estimated mine operating cost of $193 per ounce. Continued exploration and development drilling remain the primary objective. A total of 44,000 metres of diamond drilling is planned to delineate the six known deposits and discover new ones.

Capital expenditures for 2005 are estimated at $25 million. An amount of $11 million will be allocated to complete the Phase-2 construction, including the installation of a primary crusher, stacker, conveyor, effluent treatment plant and related pipelines by July. Sustaining capital will be used to optimize the milling circuit ($3 million) in order to maintain the current milling rate of more than 17,000 tonnes per day, raise the tailings dams ($2.6 million), acquire mine equipment ($1.8 million) and for exploration and development drilling ($6.5 million).

OMAI MINE

The Omai mine, an open-pit operation with a cyanidation and carbon-in-pulp (CIP) processing plant, is located in Guyana, South America, some 160 kilometres south of the capital city of Georgetown. Mine production has been decreasing from a peak of 354,300 ounces in 2001 and the reserves are expected to be depleted in the third quarter of 2005, after almost 13 years of production. Cumulative production is expected to be close to 3.8 million ounces of gold, almost twice as much as estimated in the initial feasibility study.

The Company has already begun the rehabilitation of the mine site and has transferred some equipment to the newly acquired bauxite operations located 100 kilometres north of the mine, as well as to the Rosebel mine in neighbouring Suriname.

Production at the Omai mine for 2004 was 240,400 ounces of gold, slightly higher than the original 2004 plan, with a mine operating cost of $244 per ounce. The mill processed 5.5 million tonnes of ore (15,200 tonnes per day) at an average grade of 1.46 g Au/t. The last blast in the Fennell pit took place in early October; since then, the mill has been exclusively processing low-grade hard rock ore from the stockpiles accumulated during the initial years of production. The fuel price impact was very significant at the Omai mine, which generates its own electric power using diesel generators, with year-over-year increased costs of $3.6 million.

Cambior and the Government of Guyana respectively own 95% and 5% of the voting common shares of OMAI Gold Mines Limited (OGML). The relationship among Cambior, OGML and the State of Guyana is governed by a Mineral Agreement executed on August 16, 1991. This Agreement includes a 5% in-kind royalty on Omai's mineral production payable to the Government of Guyana.

Omai Operating and Financial Statistics

	2002	2003	**2004**	Target 2005 [1]
Tonnage milled (000 t)	7,727	5,748	**5,545**	3,800
Grade milled (g Au/t)	1.4	1.6	**1.46**	0.98
Gold recovery (%)	92	92	**93**	91
Production (oz Au)	319,600	271,000	**240,400**	107,000
Direct mining costs ($/oz)	224	200	**226**	291
Deferred stripping ($/oz)	(5)	18	**17**	—
Refining and transportation ($/oz)	3	3	**3**	2
By-product credits ($/oz)	(1)	(1)	**(2)**	—
Mine operating costs ($/oz)	221	220	**244**	293
Royalties ($/oz)	15	18	**20**	21
Total cash costs ($/oz)	236	238	**264**	314
Depreciation ($/oz)	39	36	**37**	20
Restoration ($/oz)	2	2	**1**	1
Total production costs ($/oz)	277	276	**302**	335
Mineral reserves (oz Au)	629,300	359,100	**122,000**	

(1) Until the scheduled closure of the mine in September 2005.

Mineral reserves at Omai declined over the year 2004, despite exploration work on the Omai River and Quartz Hill properties located adjacent to the Omai concession. Estimated at $400 per ounce, proven mineral reserves, consisting only of low-grade stockpiles of 3.8 million tonnes at 0.98 g Au/t, represented 122,000 ounces of gold contained.

In expectation of the total depletion of reserves, no further capital expenditures were made or are anticipated to be made before the shutdown of the mine in September 2005.

Outlook

For the first nine months of 2005, the Omai mill will process 3.8 million tonnes of ore at an average grade of 0.98 g Au/t for production of 107,000 ounces of gold at an estimated mine operating cost of $293 per ounce. Starting in September, all further activities will be associated with the restoration of the site.

The Company has already initiated the restoration program and will step up its efforts to maximize the work done during the operating period to reduce the overall cost. The closure of the plant has been approved by the Government of Guyana and costs, aligned with environmental provisions, are expected to be approximately $4.5 million and will be funded from the Company's cash resources.

DOYON DIVISION

The Doyon Division is comprised of two wholly-owned adjacent underground mines, Doyon and Mouska, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon property covers an area of approximately 2,870 hectares and is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region.

For 2004, the Doyon Division produced 146,500 ounces of gold at a mine operating cost of $374 per ounce, a major shortfall in comparison to 2003 (217,200 ounces of gold produced at a mine operating cost of $267 per ounce) and 2002 (216,200 ounces of gold produced at a mine operating cost of $228 per ounce). The unfavourable variance is attributable to:

(a) The suspension of operations at the high grade Mouska mine for 10 months to allow for the deepening of the internal shaft to provide access to reserves located at lower levels;

(b) The production shortfall caused by ground stability issues at the Doyon mine that resulted in a revision of the long-term mining plan. The new plan called for a 30% reduction in annual underground production, which thereby resulted in a reduction in manpower of 130 individuals and an impairment charge of $73.2 million;

(c) The cost to rehabilitate the main ramp infrastructure following the ground stability issues;

(d) The strengthening of the Canadian dollar by 7% compared to 2003 and 11% compared to 2002; and

(e) The processing of lower grade open pit ore to compensate for the Doyon underground production shortfall.

As the current mine's reserves are more difficult and more costly to extract, and are subject to ground stability concerns, its favourable impact on the Company's results will be less significant in the future.

Cambior is the sole owner of the Doyon mine following the acquisition of Barrick Gold's 50% interest in the Doyon mine in 1998. As part of the transaction, Cambior granted Barrick a price participation interest of 24.75% of the surplus of the average annual market gold price over $375 on the first 2.6 million ounces of gold production following the closing of the purchase. As of December 31, 2004, a payment of $1.2 million had been made and 1.4 million ounces remained subject to the price participation interest. No payment had been made from 1998 to 2003.

The Mouska mine was placed into production in 1992 and has, to date, produced 506,000 ounces from the extraction of 1.4 million tonnes of ore at an average grade of 12 g Au/t. Mouska is a high grade, low tonnage, shrinkage stoping operation consisting of surface infrastructure providing access to underground via a main shaft of 485 metres and an internal shaft of 555 metres, which was deepened by 215 metres in 2004. The internal shaft (winze) is located 1.2 km from the main shaft. The Mouska operations are located 4 km from the Doyon mill and can therefore benefit from its infrastructure.

Production from the Mouska mine is subject to two royalties: 1) 2.0% on the value of gold recovered payable to Newmont Mining Corporation and 2) 0.2% on the amount of gold produced payable to the estate of an individual. The Company paid $118,000 in 2004 with respect to these royalties.

Doyon Divison Operating and Financial Statistics

	2002	2003	**2004**	Target 2005
Tonnage milled (000 t)				
Underground mines	1,248	1,123	**964**	834
Open pit and low grade stockpiles	39	155	**208**	—
Total	1,287	1,278	**1,172**	834
Grade milled (g Au/t)				
Underground mines	5.6	6.2	**4.6**	6.5
Open pit and low grade stockpiles	1.0	1.0	**1.5**	—
Average	5.5	5.6	**4.1**	6.5
Gold recovery (%)	96	95	**96**	96
Production (oz Au)	216,200	217,200	**146,500**	166,000
Direct mining costs ($/oz)	228	267	**375**	323
Refining and transportation ($/oz)	1	1	**1**	1
By-product credits ($/oz)	(1)	(1)	**(2)**	(2)
Mine operating costs ($/oz)	228	267	**374**	322
Royalties ($/oz)	2	2	**9**	11
Total cash costs ($/oz)	230	269	**383**	333
Depreciation ($/oz)	63	71	**97**	82
Restoration ($/oz)	5	5	**6**	7
Total production costs ($/oz)	298	345	**486**	422
Mineral reserves (oz Au)	1,366,300	1,258,500	**868,600**	

The Doyon mine has been a solid producer of gold for the past 25 years, with cumulative output of 5 million ounces. Cambior believes that its land holdings in the prolific Doyon-Bousquet-LaRonde gold camp have the potential for further discoveries as demonstrated by its initial successes on the Westwood deposit. The Company intends to fully pursue an aggressive exploration program, particularly at depth on Westwood, which can benefit from the existing infrastructure.

In 2004, capital expenditures were $10.4 million and $6.8 million on the Doyon and Mouska mines, respectively. The Company reviewed the carrying value of the Doyon mine at year end based on its long-term plan and related ore reserves. Mineral reserves were reduced due to higher unit mining costs and lower mining recovery. Current proven and probable reserves at the Doyon Division stand at 4.5 million tonnes grading 6.0 g Au/t, representing 868,000 ounces of gold contained.

Outlook

Following the Doyon mine reorganization in 2004, the new mining plan for the Doyon Division for 2005 anticipates 834,000 tonnes of ore milled at an average grade of 6.5 g Au/t for production of 166,000 ounces of gold at an estimated mine operating cost of $322 per ounce. The resumption of mining at the Mouska mine will provide high-grade ore for processing at the Doyon mill.

Capital expenditures for 2005 are estimated at $4.4 million at Mouska and $3.0 million at Doyon, mainly for underground exploration and reserve development ($2 million), and deferred development ($4 million).

SLEEPING GIANT DIVISION

The Sleeping Giant mine is located in northwestern Québec, approximately 80 kilometres north of Amos. It is a high-grade, vein-type, underground gold mine 50%-owned and managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).

For 2004, Cambior's share of production from the Sleeping Giant mine totaled 33,500 ounces of gold, similar to its 2003 production and in line with the budget. Mine operating costs for the year were $291 per ounce compared to $246 per ounce in the previous year. The increase in unit operating costs is related to the strengthening of the Canadian dollar against the US dollar. In 2004, the mine suffered from a lower broken ore tonnage and delays in lateral development caused by manpower shortages. The Company faces challenges in recruiting qualified manpower due to travelling distances from the surrounding towns and competition from other mining operations and projects. To offset the shortages, the Company has instituted development programs for inexperienced miners. The mine includes a 900-tonne per day capacity mill, a headframe and ancillary facilities, as well as a tailings pond.

Sleeping Giant Operating and Financial Statistics

Cambior's share (50%)	2002	2003	**2004**	Target 2005
Tonnage milled (000 t)	101	88	**96**	81
Grade milled (g Au/t)	10.5	12.1	**11.1**	11.0
Gold recovery (%)	97	97	**97**	97
Production (oz Au)	33,000	33,300	**33,500**	28,000
Direct mining costs ($/oz)	225	251	**298**	327
Refining and transportation ($/oz)	2	2	**2**	2
By-product credits ($/oz)	(7)	(7)	**(9)**	(9)
Mine operating costs ($/oz)	220	246	**291**	320
Depreciation ($/oz)	46	53	**63**	121
Restoration ($/oz)	1	5	**6**	6
Total production costs ($/oz)	267	304	**360**	447
Mineral reserves (oz Au)	77,400	79,200	**91,600**	

During the year, Cambior's share of capital expenditures at Sleeping Giant totaled $3 million and were principally related to the completion of the mine deepening program in early 2004, underground exploration and deferred development.

Drilling at the mine resulted in a gain in mineral reserves at year end. Cambior's 50% share of mineral reserves stands at 245,000 tonnes at 11.7 g Au/t, representing 91,600 ounces of gold contained.

Outlook

Cambior's share of targeted 2005 production is 28,000 ounces of gold at an estimated mine operating cost of $320 per ounce. The lower gold production is attributable to shortages of developed ore tonnage in 2004. Unit costs are expected to be higher than last year due to additional stope preparation and the strength of the Canadian dollar relative to the US dollar. Higher depreciation charges are anticipated in 2005 as ore will be extracted from new infrastructure completed in 2004.

Cambior's share of capital expenditures for 2005 is estimated at $1.9 million, mainly for reserve and deferred development.

NIOBEC DIVISION

The Niobec mine is located 15 kilometres northwest of Chicoutimi, Québec. For more than 25 years, Niobec has supplied approximately 12-14% of the world supply of niobium, which is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance. At the current production rate, the mine life is expected to be at least 18 years. Niobec is the only niobium producer in North America and the third largest in the world with a steady cash flow above $16 million per year and sales of niobium in the range of $45 to $50 million a year. The milling capacity of the Niobec mine is 3,500 tonnes per day. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic process. Niobec has received the ISO 9001 and ISO 14001 certifications for its production processes and its Environmental Management System, respectively.

For 2004, the Company's niobium sales from the Niobec mine totaled $37.9 million compared to sales of $22.5 million in 2003. Sales were higher due to the acquisition of the remaining 50% interest in the Niobec mine following the completion of the acquisition of Sequoia Minerals Inc. ("Sequoia") on July 2, 2004, for a total consideration of $48.6 million.

Niobium Sales Statistics

(in millions of $)	2002	2003	**2004***	Target 2005
Sales of niobium	23.5	22.5	**37.9**	47.0
Capital expenditures	1.2	1.7	**2.7**	8.0

* *In July 2004, the Company achieved 100% ownership of the mine.*

The 2004 investment at the Niobec Division, excluding the acquisition cost for Sequoia, amounted to $2.7 million, used mainly on optimization projects.

A drilling campaign at the mine increased year-end mineral reserves to 24.3 million tonnes at 0.66% Nb_2O_5 from 22.6 million tonnes at 0.65% Nb_2O_5 in 2003, for approximately 18 years of production at the current mining rate.

Outlook

Niobium revenues for 2005 are expected to be approximately $47.0 million. Capital expenditures for 2005 are estimated at $8.0 million of which $5.6 million will be invested on mill optimization work to be completed in the second half of 2005. These expenditures will, in the coming years, enable the Company to maintain market share of the world supply.

OMAI BAUXITE MINE

Located in Guyana, South America, OMAI Bauxite Mining Inc. (OBMI) is a new initiative taken by Cambior utilizing its 13 years of operating experience in the Guiana Shield. In December 2004, the Company and the Government of Guyana completed the privatization of certain assets of Linden Mining Enterprises Ltd. (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana. A new company, OBMI, has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The Government of Guyana is contributing the mineral deposits and the processing plant with its service facilities, totaling $5.2 million. Cambior invested an amount of $12.2 million to gain a 70% interest, including $5 million in cash and mine equipment transfers from the Omai gold mine. The bauxite mine is a simple operation and requires low investment at low risk. It is expected that this operation will generate sizable cash flow and economic growth for the restructured operation and its surrounding community. It will also allow the Company to continue its search for gold projects in Guyana, where it can leverage its experience and infrastructure in the Guiana Shield. Guyana has recently seen an increased level of exploration activity in the gold sector.

OBMI markets three non-metallurgical products: a trademarked high-alumina calcined bauxite named Refractory "A" Grade Super Calcined (RASC), a chemical grade bauxite (CGB) and a cement grade bauxite (CeB), the last two being non-calcined products. The operation also has the capacity to produce a metallurgical grade bauxite (MAZ), depending on market conditions. The RASC product represents approximately 90% of the total revenues of the operation. Accordingly, as part of the privatization agreement, both partners have agreed to reinvest all free cash flow during the initial five years of operation to expand the operation into other non-metallurgical products, as well as the supply of MAZ bauxite based on market conditions.

Cambior has been involved with this project since 1999, providing contract mining after the Government of Guyana solicited Cambior's assistance for its bauxite extraction activities. This project not only exceeds Cambior's minimum return on investment criteria, but also has significant reserves and resources while offering many opportunities for expansion and value creation over time. In addition, it is a tremendous demonstration of the Company's corporate policy of sustainability as Cambior will remain an important employer and economic contributor in Guyana well beyond the scheduled closure of the Omai gold mine. Even though this venture is non-gold, the Company recognized that it was in a unique position as the only international mining company with more than 13 years of positive experience in Guyana, an excellent reputation as a corporate citizen, a significantly experienced workforce and available equipment from the Omai gold mine as its production winds down.

Proven and probable mineral reserves at the mine stand at 62.3 million tonnes at a grade of 60% Al_2O_3 at year-end 2004, which corresponds to at least 60 years of mine life at the expected 2006 production rate.

As part of Cambior's financial commitments in the privatized enterprise (OBMI), a total of $10.2 million was invested in 2004 as the result of the transfer of available equipment from the Omai mine, the rehabilitation of the processing plant and improvements to the existing infrastructure.

Outlook

In 2005, OMAI Bauxite will process approximately 658,000 tonnes of raw bauxite with an overall process recovery of 33% for production of approximately 217,000 tonnes of RASC at an average grade of 88% Al_2O_3. Also, OMAI Bauxite will process approximately 80,000 tonnes of raw bauxite at an estimated grade of 5.5% SiO_2 with an overall process recovery of 87% for production of 70,000 tonnes of CGB.

It is anticipated that this mine will generate sales of approximately $42 million with $8 million in operating cash flow in 2005, a transition year as the production facilities are being rehabilitated for full production in 2006. Ninety percent of sales will come from RASC production.

Capital expenditures for 2005 are estimated at $18 million for the refurbishing of the processing plant in order to increase its capacity by at least 100%, improvement of storage and port infrastructure, construction of a new mine mobile equipment shop, excavation of a direct haulage road and expansion of the tailings pond, in addition to the expansion of the mine fleet.

OTHER EXPENSES

Exploration and business development

The Company continues to focus its efforts on acquiring and discovering new deposits and increasing the size of known deposits. Its strategy with respect to exploration and business development is as follows:

- Invest in exploration at or near its operating mines to benefit from available infrastructure;
- Fund grassroots exploration in areas with a strong potential for discovery;
- Monitor the activities of junior and emerging producers with potential to make acquisitions/joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

The capital invested in 2004 yielded good results at depth at the Westwood deposit adjacent to the Doyon mine and favourable results at the Gemini-Turgeon project in the Abitibi region of Québec, Canada.

Benefiting from improved financial conditions over the past three years, Cambior has increased its exploration and business development activities and established new regional offices in French Guiana and Suriname. The Company's focus is on the Americas, but it also considers opportunities in other regions of the world. Expenditures during the past three years were:

(in millions of $)	**2004**	2003	2002
Canada	**2.1**	1.9	1.3
Guyana	**0.6**	1.0	0.5
Peru	**4.6**	4.5	1.8
Suriname	**0.5**	—	—
French Guiana	**1.3**	—	—
Corporate & others	**1.1**	0.2	0.6
Expenses	**10.2**	7.6	4.2
Advanced projects — *Capitalized*	**17.8**	7.3	5.0
Grand total	**28.0**	14.9	9.2

A $1.4 million exploration program returned encouraging results at depth on the Westwood project, located 2.5 kilometres east of the Doyon mine. A preliminary evaluation of all drilling results indicates inferred resources of 8.6 million tonnes at an average grade of 5.2 g Au/t diluted at 20%, representing 1.45 million ounces of gold contained in the Westwood and North Corridor mineralized horizons.

In 2004, surface drilling (a total of 4,233 m) included the completion of three wedges from the first main hole (1158-02) and a second main hole (1159-03-04). The style of mineralization encountered in the Westwood deep area was very similar to drilling results in 2003 and the known mineralized zone extends approximately 350 metres laterally by 1.2 km down plunge. The mineralization intersected in the Westwood and North Corridor horizons is contained in felsic volcanics containing disseminated to semi-massive sulphides.

The exploration drift from the 14th level of the Doyon mine progressed eastwards towards the Westwood sector with 722 metres of advancement. Two exploration holes were completed during the fourth quarter from the first drilling bay located approximately 2 km west of the previously drilled Westwood sector to verify extensions of the Warrenmac-Westwood stratigraphic horizon (3,064 m). Both holes intersected low-grade mineralization corresponding to the targeted horizons. Both holes also displayed alteration zones of chlorite, sericite and garnet, which are typical of the sulphide environment of the Bousquet-LaRonde area. Furthermore, the second hole intersected a new mineralized structure within the Mooshla intrusive and indicated a pyrite-chalcopyrite breccia zone located to the east of the Doyon fault. Best results returned include 2.5 g Au/t over 1.5 m and 1.4 g Au/t over 2.5 m and deserve some follow-up.

Cambior holds exploration properties in Peru covering an area of 137,326 hectares. An amount of $4.6 million was spent in 2004 for drilling, geological mapping and tunnel sampling, as well as a 4,200-km airborne geophysics survey (MAG and EM) which was completed over the Huamachuco region, in northeastern Peru. On the La Arena gold property, a 1,000-metre diamond drilling program was completed on the main deposit to verify the new geological interpretation following extensive surface mapping; the results confirmed mineralization presence and grade. The 2005 drilling program should focus on completing a reserve estimate and extending the resources of the known deposit.

On the El Toro property, surface geological mapping as well as mapping and sampling of 54 tunnels have been completed. Geological interpretation confirms the Company's initial model and sample results show a surface anomaly of 1.5 x 2.0 km using a cut-off grade of 0.3 g Au/t, which doubles the initial surface gold anomalies. Tunnel sampling shows high-grade results (up to 18 g Au/t over 1 m) associated with narrow structures. Structural controls oriented north-south and northwest-southeast are very significant and present everywhere in the mineralized zone. Mineralization is associated with highly-fractured sediments and intrusives. A total of 13 core holes totaling 2,269 metres have been completed on the property. Drilling results to date have confirmed the geological model and the mineralized gold-bearing zone. The gold-bearing zone has an average grade varying between 0.5 to 1.0 g Au/t of oxidized and fractured material and shows a style of mineralization similar to the La Arena property.

The Company intends to aggressively pursue the discovery of new deposits in 2005. The 2005 exploration and development budget is estimated at $28 million, the same as in 2004. Exploration will remain focused at or near the Company's mine sites and advanced projects, but some $5 million will be spent on grassroots projects in Peru and both the Canadian and Guiana shields. Approximately $23 million will be spent at the Company's mines and advanced projects and will therefore be capitalized; this capitalized budget includes expenditures for mine exploration and development drilling to increase reserves mainly at the Rosebel mine, development and feasibility work on the Camp Caiman gold project in French Guiana, and advanced exploration and development work on the Doyon property, excluding the known Mouska and Doyon deposits. In the Huamachuco region of Peru, exploration and development drilling will continue on the El Toro and La Arena deposits and plans include technical studies and a pre-feasibility study.

The Company finances exploration expenditures from internal cash resources and, in the case of its Canadian exploration activities, also from the issuance of flow-through shares. Flow-through shares are usually issued at a premium to market, as they allow the transfer of the tax deduction to the subscriber of the shares. The Company also benefits from financial assistance from the Québec government for some of its exploration programs in Québec.

General and Administrative

The Company's increasing level of activities and additional regulatory compliance requirements have resulted in an increase in general and administrative costs. The table below provides a comparison over the past three years and expresses the cost as a percentage of revenues.

	2004	2003	2002
General and administrative (G&A) (in millions of $)	**8.9**	6.1	4.8
Revenues (in millions of $)	**300.9**	193.9	204.2
G&A as % of revenues	**3.0%**	3.1%	2.4%
Cdn $/US $ (yearly average)	**1.3015**	1.4015	1.5704

The Company's general and administrative costs are mainly denominated in Canadian dollars and are therefore affected by the strengthening of the Canadian dollar in comparison to the US dollar. The increase in costs in 2004 was also attributed to the initiation of the Sarbanes-Oxley 404 Internal Control Certification Process, and higher stock exchange fees. General and administrative costs for 2005 are expected to be approximately $10.2 million.

Financial Expenses

Financial expenses increased by $2.2 million to $4.1 million during 2004 as a result of fully expensing the interest and political risk insurance coverage premium. In 2003, a significant portion of the financing fees was capitalized as part of the Rosebel construction project.

	2004	2003	2002
Long-term debt — December 31 (in millions of $)	**65.2**	64.2	28.0
Financial expenses (in millions of $)	**4.1**	1.9	2.4
Financial expenses — capitalized (in millions of $)	**0.5**	1.4	—
Average LIBOR rate (%)	**1.7**	1.2	1.8
Average interest rate on credit facility (%)	**4.1**	4.3	4.0

In 2005, financial expenses are expected to be similar to 2004 levels.

Impairment of Assets

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis. In its evaluation, the Company considers estimated future metal production from the deposit, estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. Upon the determination that the undiscounted cash flows are not sufficient to recover the carrying value, the Company must evaluate an impairment charge. In the determination of the impairment charge, it must:

(1) Calculate the present value of the future cash flows. The difference between this amount and the carrying value is charged to income.

(2) Evaluate the recoverability of related hedge commitments and include any loss as part of the impairment charge.

As part of the annual review, it was determined that the following impairment loss and restructuring costs related to the Doyon mine were required in 2004:

(in millions of $)	
Impairment loss	52.7
Write-off of previously recorded deferred losses on hedging contracts	4.3
Hedge derivative loss associated with Doyon contracts	14.3
Restructuring costs	1.9
	73.2

The impairment charge stems from:

i) Reduction in reserves due to rock mechanics constraints and increased operating costs;

ii) Increased operating costs due to reduction in the economies of scale following the reduction in the underground production rate from 1,000,000 tonnes *per annum* to 700,000 tonnes *per annum* and strengthening of the Canadian dollar against the US dollar; and

iii) Reorganization expenses of $1.9 million ensuing from the reduction of 130 employees.

There were no impairment losses in 2003 and 2002.

Stock-Based Compensation Costs

In accordance with the newly adopted accounting policies for stock-based compensation costs, the Company expensed the costs of options issued to directors and key employees. The expense is calculated by the Company utilizing the Black-Scholes option pricing model, which is used by a majority of other companies in valuing stock-based compensation. In determining the valuation of the option price, the Company took into account an expected life of five years and the following assumptions:

	2004	2003	2002
Semi-annual risk-free interest rate	**3.95%**	4.08%	5.07%
Volatility	**75%**	78%	85%
Dividend	**—**	—	—
Weighted average fair value of options granted	**$ 1.44**	$ 0.93	$ 1.00

In 2004, the total stock-based compensation costs determined under the fair value-based method of accounting was $1,580,000. The fair value of options exercised during 2004 totaled $202,000 and was transferred from contributed surplus to common shares.

The Company had not recognized stock-based compensation costs before 2004 on its statement of consolidated operations. The cumulative effect has been recognized as a transfer of $15.7 million from the deficit to the contributed surplus account.

Non-Hedge Derivative Gain/Loss

The Company obtains a valuation of its portfolio of gold commitments from a counterparty at each reporting period. This market valuation is based on the forward rates and considers the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method.

Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the consolidated statement of operations. This valuation can cause a significant variation in earnings for any given period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no significant accounting adjustments caused by the mark-to-market fluctuations are expected to impact earnings after 2004.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31 2004	Dec. 31 2003	Dec. 31 2002
Estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments:			
Forwards ($ millions)	**(8.7)**	(59.7)	(37.3)
Forwards – Doyon future gold production included in the impairment loss and recognized on the balance sheet ($ millions)	**(14.3)**	—	—
	(23.0)	(59.7)	(37.3)
Non-hedge derivatives recognized on the balance sheet ($ millions)	**1.5**	(7.8)	(6.4)
Estimated mark-to-market value — revenue protection program ($ millions)	**(21.5)**	(67.5)	(43.7)

	2004	2003	2002
Impact on earnings of non-hedge derivative instruments ($ millions):			
Mark-to-market value at the end of the year	**1.5**	(7.8)	(6.4)
Mark-to-market value at the beginning of the year	**(7.8)**	(6.4)	5.3
	9.3	(1.4)	(11.7)
Loss arising from the exercise of call options sold and gold purchase commitments	**(8.3)**	(1.1)	—
Gain resulting from lease rate swap contracts	**1.5**	3.1	—
Non-hedge derivative loss related to call options and VVF converted into forward instruments	**—**	—	(5.1)
Non-hedge derivative gain (loss)	**2.5**	0.6	(16.8)

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes.

In 2004, due to the strong performance at Rosebel, the Company registered future income taxes of $6.9 million, which were offset by $1.2 million in future tax benefits recognized in Canada on the issuance of flow-through shares. In addition, the Company recorded cash payable taxes of $0.5 million in 2004, versus a recovery of $0.6 million in 2003 and taxes of $0.4 million in 2002.

The Company has significant cumulative tax losses and unrecognized tax valuation allowances, which are described in Note 21. The realization of these unrecorded tax benefits is subject to generating profit in the jurisdictions and/or corporations in which these losses were incurred.

QUARTERLY REVIEW

The following table shows selected results by quarter for the last eight quarters.

(unaudited)	First quarter 2003	Second quarter 2003	Third quarter 2003	Fourth quarter 2003	Year 2003	**First quarter 2004**	**Second quarter 2004**	**Third quarter 2004**	**Fourth quarter 2004**	**Year 2004**
(in millions of $)										
Total revenues	45.3	43.4	46.5	58.7	193.9	**60.0**	**78.3**	**80.7**	**81.9**	**300.9**
Cash flow from operating activities	0.5	1.7	4.6	17.4	24.2	**7.8**	**9.6**	**16.9**	**3.7**	**38.0**
Net earnings (loss)	(2.3)	(2.1)	0.6	4.6	0.8	**7.3**	**1.7**	**(6.1)**	**(76.7)**	**(73.8)**
Basic net earnings (loss) per share ($)	(0.01)	(0.01)	0.00	0.02	0.00	**0.03**	**0.01**	**(0.02)**	**(0.28)**	**(0.30)**
Diluted net earnings (loss) per share ($)	(0.01)	(0.01)	0.00	0.02	0.00	**0.03**	**0.01**	**(0.02)**	**(0.28)**	**(0.30)**
Basic weighted average number of common shares outstanding (millions)	164.2	170.9	193.1	222.9	188.0	**241.0**	**241.8**	**244.5**	**269.9**	**249.3**
Effect of dilutive stock options (millions)	—	—	2.4	3.4	2.0	**2.8**	**2.9**	**—**	**—**	**—**
Effect of dilutive warrants (millions)	—	—	0.1	1.4	0.6	**0.1**	**0.1**	**—**	**—**	**—**
Diluted weighted average number of common shares outstanding (millions)	164.2	170.9	195.6	227.7	190.6	**243.9**	**244.8**	**244.5**	**269.9**	**249.3**
Number of ounces of gold produced (000)	134	121	124	143	522	**152**	**193**	**174**	**175**	**694**
Mine operating costs ($/oz)	252	244	238	231	241	**240**	**226**	**263**	**251**	**244**

CONSOLIDATED CASH FLOWS

Operating Activities

Cash flow from operating activities increased by 57% to $38.0 million in 2004 as a result of the commencement of operations at Rosebel and improved realized gold prices. The cash flow from operating activities is expected to continue to increase due to the Company's increased activities in the non-gold sector and with the reducing impact of gold forward sales commitments following the buy-back of positions. In 2003, cash flow from operating activities decreased to $24.2 million from $30.8 million in 2002 due to lower gold output at the Omai mine.

It should be noted that the cash flow figures do not reflect the delivery of 51,920 ounces of gold *per annum* under the prepaid gold forward sales agreement. The proceeds of $55 million from the transaction were received in 2001 and recorded as cash flow in that year. These ounces were effectively sold at $235 per ounce and, therefore, if this value was pro-rated over the delivery period, the cash flow would have increased by $12.2 million in each of the years presented.

Investing Activities

In September 2001, the Company, with the announcement of the acquisition of Golden Star Resources Ltd.'s 50% interest in the Rosebel project, embarked on an aggressive investment program to rebuild its asset base, which had been affected by a poor commodity price environment from 1996 to 2001 and a major financial restructuring from the second half of 1999 to the beginning of 2001.

The Company's strategy is to:

i) Accelerate the development of its projects;

ii) Grow the reserve base through acquisition or discovery; and

iii) Maximize the utilization of assets to increase cash flow.

The foundation of the rebuilding phase was the construction of the Rosebel gold project, which reached commercial production in February 2004 and became Cambior's largest cash flow generator.

A summary of investments in property, plant and equipment is as follows:

(in millions of $)	**2004**	2003	2002
Canada			
Doyon Division	**17.2**	10.6	8.1
Sleeping Giant	**3.1**	4.4	1.8
Omai	**(4.0)**	(1.5)	4.5
Rosebel	**41.9**	87.1	12.7
Niobec	**2.7**	1.7	1.2
Sequoia acquisition	**42.0**	—	—
Bauxite	**10.3**	0.8	—
French Guiana – Camp Caiman	**7.7**	(2.0)	—
Carlota	**5.9**	1.7	0.9
Projects and other	**6.2**	4.4	1.0
Total	**133.0**	107.2	30.2

In May 2002, the Company completed the acquisition of the 50% interest in the Rosebel gold project held by Golden Star Resources Ltd. As part of the transaction, Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share participation in OMAI Gold Mines Limited. Consideration paid by Cambior included:

- $5 million at closing;
- Three installments of $1 million each payable in 2003, 2004 and 2005, discounted at an interest rate of 5%; and
- A price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional ore reserves, and in excess of $350 per ounce for production from the hard rock reserves of the Rosebel property, less royalties.

The Company completed a revised feasibility study and initiated construction in 2003 following the availability of bank financing and political risk insurance. The construction period was completed in February 2004 in accordance with the original timetable and on budget. After a successful start-up, the Company embarked on a second phase of construction in mid-2004 to maintain a throughput rate of 17,000 tonnes per day once the hard rock portion of the various deposits is attained. The expansion program is expected to cost $19 million and be completed in mid-2005.

The Company has also initiated an aggressive exploration program to increase the reserve base at Rosebel. The objective is to replicate the results that were achieved at Omai, where the reserve base was nearly doubled from the original feasibility study estimate.

In July 2004, Cambior completed the acquisition of Sequoia Minerals Inc., whose principal asset was a 50% interest in the Niobec mine. By way of the transaction, the Company increased its ownership to 100% in Niobec, a niobium producer in operation since 1976 and with more than 18 years of reserves. Following the acquisition, Cambior assumed the operatorship of the mine and initiated an expansion and optimization project necessitating investments of $5.6 million which should be completed in 2005.

The acquisition of Sequoia Minerals Inc. can be summarized as follows:

(in millions of $)	
Current assets	13.0
Investments	0.1
Property, plant and equipment	58.4
Future income tax assets	0.1
Total assets acquired	71.6
Current liabilities	4.6
Assumption of long-term debt	14.1
Assumption of debenture	1.0
Asset retirement obligations	0.8
Accrued benefit liability	1.4
Future mining tax liabilities	1.1
Total liabilities assumed	23.0
Net assets acquired	48.6
Consideration	
Disbursement	42.0
Issuance of Cambior shares	6.3
Conversion option on convertible debenture	0.3
Fair value of Sequoia common share purchase options converted into Cambior options	0.0
	48.6

The Company also embarked on two shaft deepening projects in Canada in 2003 to extend the mine life of the Mouska and Sleeping Giant mines. The deeper infrastructure allows access for the extraction of reserves and provides drilling bases to further explore these deposits at depth. The shaft deepening at the Sleeping Giant mine was completed in the first quarter of 2004 and the internal shaft deepening at the Mouska mine was completed in the fourth quarter of 2004. Both mine deepening programs permitted the extension of each mine's life by at least three years.

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometres southeast of Cayenne, the principal city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. This advanced project contains measured and indicated resources of 1.5 million ounces of gold contained, of which 60% are in saprolite material. All the environmental, geotechnical and metallurgical studies have been completed and applications for the various operating permits are in final preparation.

The property is indirectly held by CBJ Caiman, a wholly-owned subsidiary of Cambior that was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp., a junior exploration company.

The value of Ariane's net assets acquired was established as follows:

(in millions of $)

Cash and cash equivalents	3.2
Current assets	0.2
Investment	(0.4)
Property, plant and equipment — mining projects	49.6
Total assets acquired	52.6
Current liabilities	2.3
Assumption of long-term debt	9.7
Total liabilities assumed	12.0
Net assets acquired	40.6
Consideration	
Issuance of Cambior shares	39.2
Fair value of Ariane common share purchase options converted into Cambior options (1)	1.4
	40.6

(1) *The options granted pursuant to the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model, taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.*

The acquisition of the Camp Caiman gold project is consistent with Cambior's growth strategy. Cambior is in an excellent position to add value to the project given its 13 years of experience in the Guiana Shield and the operating synergies with Omai and Rosebel. This project, combined with the Rosebel gold project in Suriname, should maintain a solid level of gold production for Cambior in the Guiana Shield for many years.

In December 2004, the French Government, represented by Prime Minister Jean-Pierre Raffarin, granted Cambior a 30 km^2 mining concession for the project, valid for a period of 25 years. The granting of the mining concession is the first regulatory step towards construction and production. The second and final step will involve applications for numerous operating permits, a review thereof by both the public and regulators, and the eventual issue of said permits, which will define conditions for construction and operations. The permit applications require advanced engineering on all aspects of the project and should be completed in the second quarter of 2005. Discussions are also ongoing with governmental authorities regarding government-imposed charges to the project and available tax flow-through financing under *Loi Girardin*. Capital and operating cost estimates will be compiled in the second quarter and a feasibility study should be finalized by mid-2005 with anticipated production for mid-2007.

Carlota Copper Project

Located in the Globe-Miami mining district in the heart of Arizona's copper belt, Carlota has mining reserves of 91.1 million tonnes grading 0.39% copper representing 355,000 tonnes of contained copper. The Company acquired 100% of this asset in 1991 and received all permits required for construction and mining in 1999. The Company developed a feasibility study over the years. The project development was postponed pending improved market conditions. Since 2003, the Company has considered various scenarios to mine the Carlota deposit and process the ore through leaching pads and an SX-EW (solvent extraction and electrowinning) plant. The attractiveness of this asset has increased as a result of rising copper prices and high physical demand, especially in Asia. Cambior has spent $7.6 million over the last two years on studies, property payments and to exercise options to acquire mining equipment.

A feasibility study was finalized on a stand-alone basis, as BHP Base Metals Inc. abandoned the Joint Carlota-Pinto Valley development alternative. The strategic review should be completed in the first half of 2005. Capital expenditures for 2005 are estimated at $2.3 million. Project development costs are estimated at approximately $100 million.

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity in excess of 120 days. In accordance with accounting pronouncements, these are classified as short-term investments. During 2004, short-term investments were reduced by $32.9 million due to a decrease in total available cash resources.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies, which have the potential to complement the Company's current asset base. These may be sold upon reaching certain valuation parameters or utilized as a toehold for acquisition, as in the Ariane transaction.

The investment in marketable securities increased by $12.8 million in 2004. The market value amounted to $18.9 million. In 2004, the Company advanced $2.0 million to suppliers to assist in the financing of improvements to power generating facilities in Suriname. The advance will be recovered over the life of the power contract.

Deferred Charges

Deferred charges totaling $1.9 million were incurred in 2003 in relation to the 2003 Credit facility. Deferred financing charges, related to the financial restructuring completed on January 12, 2001, were written off in 2003.

FINANCING ACTIVITIES

During the past three years, Cambior has improved its balance sheet to ensure that it has the financial strength to develop its productive asset base. Mining is a capital-intensive business that requires significant up front capital to develop productive assets and generate cash flow. In order to be successful, the Company must maintain a positive relationship with the financial community to be able to access temporary capital through bank loans and permanent capital through equity offerings.

Issuance of Securities

In 2004, the Company continued to improve its financial position through the issuance of 31,105,000 shares for gross proceeds of $91.8 million. These equity issues include the exercise of previously-issued warrants and options. In 2003 and 2002, the Company issued shares for gross proceeds of $117.4 million and $62.2 million, respectively. The table below outlines the proceeds from share issues:

	2004		2003		2002	
	No. of shares (000)	**Proceeds ($ millions)**	No. of shares (000)	Proceeds ($ millions)	No. of shares (000)	Proceeds ($ millions)
Private placement	**—**	**—**	—	—	21,346	17.3
Public offerings	**29,333**	**87.8**	40,000	72.2	27,273	38.6
Exercise and expiry of warrants	**150**	**0.1**	24,754	43.2	6,515	6.1
Exercise of options	**635**	**0.6**	515	0.6	—	—
Flow-through shares	**987**	**3.3**	571	1.4	129	0.2
Total	**31,105**	**91.8**	65,840	117.4	55,263	62.2

Cambior has benefited from enhanced investor interest in the gold sector and improved market conditions. In order to retain the interest of the capital markets, the Company maintains an active investor relations program aimed at institutional and individual investors. Access to capital markets is dependent on the Company's historical performance and future prospects, as well as investor interest in the precious metals sector.

2003 Credit Facility

In 2003, the Company entered into a credit facility agreement (the "2003 Credit facility") with a syndicate of international financial institutions.

The 2003 Credit facility includes a $55.0 million non-revolving term loan and a $10.0 million revolving credit facility, both of which expire on December 31, 2007. The term loan was fully drawn and had an outstanding balance of $50 million at December 31, 2004, following the repayment of $5 million in the first quarter of 2003. The Company, in connection with the acquisition of Sequoia Minerals Inc., obtained the extension of the term of the 2003 Credit facility by nine months to September 2008.

The repayment schedule is as follows, based on quarterly payments commencing on March 31, 2005:

(in millions of $)

2005	18.0
2006	14.0
2007	14.0
2008	4.0
	50.0

The revolving credit facility remains available for future drawdowns. A portion of the proceeds from the term loan was used to reimburse the 2001 Credit facility, with the remaining amount used to fund the construction and development of the Rosebel project.

The Company pledged its interests in the Rosebel, Doyon, Mouska, Sleeping Giant, Niobec and Omai mines as security on the loan.

The Company paid fees of 2% on the loan in 2003 and will amortize these over the life of the Rosebel project. Interest on the facility is based on the London Interbank Offering Rate (LIBOR) plus a premium that varies between 1.5% and 2.25% based on the Loan Life Protection Ratio (LLPR). The LLPR is defined as the ratio of the present value of projected cash flow available for debt service to the total net senior debt outstanding. During the construction period up to achievement of completion, the premium to LIBOR was deemed to be 2.5%. The Company achieved completion in late 2004 and effective January 1, 2005, the premium will be reduced accordingly.

Under the terms of the agreement, Cambior must maintain a number of financial and other covenants including:

(a) Maintenance of political risk insurance coverage on its main foreign domiciled gold operations;

(b) A ratio of net debt to adjusted EBITDA of less than 3.5;

(c) A ratio of adjusted EBITDA to interest of greater than 2.25;

(d) A ratio of current assets to current liabilities of greater than 1.35; and

(e) A minimum LLPR of 1.50 to 1.

As part of the facility agreement, the syndicate had requested that the Company maintain a mandatory hedging program covering 30% of its expected gold production until the end of 2007. Following the Cdn $100 million equity financing in August 2003, the Company obtained the elimination of such hedging covenant. In order to ensure that it had the necessary funds to complete the Rosebel project, the Company agreed to maintain a cash reserve account of $10 million that would be released upon the achievement of commercial production. The funds were released in the first quarter of 2004. The Company achieved completion at Rosebel under the terms of the credit facility. Accordingly, the margins will be reduced on the interest by approximately 1% in 2005.

As part of the acquisition of the Camp Caiman project in 2003, the Company assumed additional debt of $9.7 million. An amount of $2.2 million was paid in 2004, with the remaining amount payable in two equal installments in 2006 and 120 days after commencement of commercial production.

2001 Credit Facility

As part of its financial restructuring, the Company concluded a credit facility agreement on January 12, 2001 (the "2001 Credit facility") with a syndicate of four banks, and a prepaid gold forward sales agreement arranged by a major financial institution. The 2001 Credit facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan, both of which expired on December 31, 2005. The facility bore interest at LIBOR plus 2% to 3%. It was subject to an up-front fee of $1.3 million, and Cambior issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005. The facility was fully reimbursed in 2003 and all warrants issued under this facility were exercised.

Prepaid Gold Forward Sales Agreement – Deferred Revenue

Under the terms of the $55.0 million prepaid gold forward sales agreement (the "Prepaid Agreement"), Cambior undertook to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the Prepaid Agreement were received in full in 2001 and were accounted for as deferred revenue and presented under operating activities in the consolidated cash flows statement.

As per the terms of the Prepaid Agreement, the Company delivered 51,919 ounces of gold in each of the past three years valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the Company's consolidated cash flows statement.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $589.9 million at December 31, 2004 compared to restated amounts of $498.4 million at the end of 2003 and $283.5 million at the end of 2002. The $91.5 million increase in 2004 is mainly attributable to the proceeds of the equity issues in 2004 and to the acquisition of Sequoia Minerals.

Property, plant and equipment totaled $421.8 million compared to $355.0 million in 2003, and includes $92.0 million or 21.8% for the total value of projects in the exploration and development stage ($69.9 million or 20% in 2003). Construction and development of these projects are subject to the securing of financing for their development, favourable market conditions for commodities and positive feasibility studies.

Cash and short-term investments decreased by $40.3 million during the year to stand at $54.9 million at December 31, 2004. Working capital totaled $49.9 million compared to $59.3 million at December 31, 2003.

Long-term debt, including the $20.8 million due within one year, amounted to $65.2 million at year end compared to $64.2 million at the beginning of 2004.

The cash (debt) position was as follows:

(in millions of $)	**2004**	2003
Cash and short-term investments	**54.9**	95.2
Long-term debt	**(65.2)**	(64.2)
Net cash (debt)	**(10.3)**	31.0

The following table outlines the major outflows related to debts or contractual obligations. These will be met through available cash resources, operating cash flows and new debt in the case of outlays for OBMI.

(in millions of $)	Total	2005	2006	2007	2008
2003 Credit facility	50.0	18.0	14.0	14.0	4.0
Residual balances of purchase price	11.0	1.7	4.7	4.6	—
Non-participating shares	1.9	0.5	0.5	0.5	0.4
Convertible debenture	1.2	—	1.2	—	—
Capital commitments	12.1	12.1	—	—	—
Operating lease	1.3	0.4	0.4	0.4	0.1
Other	1.0	0.6	0.4	—	—
Total	78.5	33.3	21.2	19.5	4.5

Warrants issued in 2003 and 2004 give the Company the potential to increase its capital base by $115 million (Cdn $139 million) through the issuance of 34.7 million shares pursuant to their exercise until their expiry in 2006 and 2008. The exercise of warrants is primarily dependent on the share price at any given time until the warrants expire.

The Company is restricted under its credit facility as regards dividends and does not anticipate any dividend payment to shareholders in the near term.

Deferred revenue of $12.2 million is related to the Company's obligation, as of December 31, 2004, to deliver 51,920 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce, representing the proceeds received under the Prepaid Agreement. The fair value of the obligation was $21.5 million at the closing gold price of $438 per ounce on December 31, 2004.

The fair value of the non-hedge derivatives instruments as at December 31, 2004, was positive $1.5 million compared to a negative value of $7.8 million at December 31, 2003. The fair value of hedge derivatives associated with Doyon, which were marked to market as part of the impairment loss, amounts to $14.3 million.

The non-controlling interest relates to the minority partners' interests in OBMI and Rosebel Gold Mines N.V.

The $36.7 million increase in shareholders' equity in 2004 resulted from the issuance of shares totaling $98.6 million, partially offset by the $73.8 million loss incurred in 2004 and an increase in the cumulative translation adjustment account of $16.4 million.

ENVIRONMENT

Cambior's activities are subject to various laws and regulations regarding environmental protection, which are constantly evolving and generally tend to impose increasing restrictions.

The Company has incurred, and expects to incur in the future, costs to ensure compliance with these laws and regulations. The Company recognizes, when the legal obligation associated with the retirement of long-lived assets is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against these provisions.

The undiscounted value of these obligations is currently estimated as follows:

(in millions of $)	
Doyon mine	26.1
Omai mine	4.5
Rosebel mine	2.9
Niobec mine	2.5
Other mines	2.8
	38.8

The Company expects to fund these expenditures from operating cash flows, sale of residual equipment and accumulated deposits made with the government authorities. The planned disbursements for these outlays are as follows:

(in millions of $)	2005	2006	2007	2008	2009	2010 +	Total
Outlays/year	4.2	1.8	2.3	0.7	6.8	23.0	38.8

All of the Company's mining operations, except for Rosebel, are certified under the ISO 14001 standard for environmental management. The Rosebel mine is expected to receive ISO certification in 2005.

COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impact of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents neighbouring the mines. Cambior has also established community outreach programs to dialogue with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

PENSION OBLIGATIONS (EMPLOYEE FUTURE BENEFITS)

The Company maintains several post-retirement plans for its employees. The Company's obligations under these plans, in certain cases, are subject to estimates as described in Note 15 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions, in accordance with accepted practices. The total obligation is subject to change as these assumptions are realized.

At December 31, 2004, the Company had a pension funding deficit of $5.9 million, mainly related to a supplementary executive retirement plan for its senior executives (SERP).

The Company's obligations to fund are dependent on various factors, including return on investments. Under the legislation in Québec, Canada, the Company's plans are supervised by a pension committee comprised of representatives of the participants and the Company, as well as independent members. The Company has increased funding of the registered pension plan to eliminate the current shortfall over a five-year period. The SERP funding is totally discretionary and is subject to ongoing review by the Board of Directors.

MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2004, are outlined in this annual report. Mineral reserves were estimated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the price of gold and other commodities, further knowledge of the ore deposit, mining conditions and methods of extraction.

A reduction in reserves can have a significant impact on the valuation of the assets, which in most cases are amortized in accordance with the reserve base.

OFF BALANCE SHEET TRANSACTIONS

Hedging Program — Gold Sales

Under the terms of its 2001 and 2003 Credit facility agreements and the Prepaid Agreement, the Company was required to maintain a revenue protection program.

The 2001 Credit facility had required the Company to comply with various covenants and financial ratios including a mandatory hedging program, whereby it was required to ensure that:

(i) Total gold delivery commitments did not exceed 90% of proven and probable reserves;

(ii) Total gold delivery commitments did not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii) Sufficient hedges were in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002, and was further modified in February 2003 under the 2003 Credit facility to a minimum of 30% of production until the end of 2007.

On August 12, 2003, the Company successfully negotiated the elimination of the hedging covenant. Furthermore, Cambior has established a policy whereby it will not hedge future gold production unless required to do so for project financing. Over the past years, the Company has been reducing the commitments under its mandatory hedging program.

During 2004, the Company made major progress towards its objective of becoming hedge-free for its gold operations. The Company did not eliminate all of its forward commitments by year end due to a stronger gold price in the fourth quarter. The Company did, however, position itself to be exposed to the gold price in 2005 and remains committed to the opportunistic buy-back of remaining positions on gold price weaknesses.

Progress on the gold hedge commitment over the past years is as follows:

	Ounces committed (1)	Variation from previous year
December 31, 2001	1,887,000	-6%
December 31, 2002	1,286,000	-32%
December 31, 2003	746,000	-42%
December 31, 2004	**205,000**	**-73%**

(1) *Including prepaid gold forward sales agreement.*

The Company also eliminated all call option obligations and lease rate swaps during the year.

At December 31, 2004, the Company had delivery obligations of 205,000 ounces of gold. The fair value of the total gold delivery commitments, excluding the prepaid gold forward sales agreement, was negative $21.5 million. The details of the hedging portfolio are included in Note 22 to the consolidated financial statements.

The hedging counterparties are all participants in the 2003 Credit facility and have agreed to allow the Company to reschedule gold delivery as long as the gold is delivered during the term of the loan and no margin calls are applicable.

Hedging Program — Foreign Exchange Contracts

All of the Company's production sales are in US dollars. The Company enters into foreign exchange contracts from time to time to meet its Canadian dollar requirements to fund its operating activities in Canada. During 2003, the Company closed out a number of the contracts as one of the counterparties did not participate in the 2003 Credit facility. The forward sales commitments of $10 million for the purchase of Canadian dollars in 2005 are outlined in Note 22 to the consolidated financial statements.

Following the merger with Ariane in late 2003, the Company began to incur expenditures in Euros. Its exposure to the Euro will increase as the Company expands its activities in French Guiana. From time to time, Cambior may reduce the volatility of its exposure through a currency hedging program.

Hedging Program — Other

The Company is also exposed to fluctuations in oil prices and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of these items. At December 31, 2004, no contracts were outstanding for oil or interest rate coverage.

HUMAN RESOURCES

Cambior attributes much of its success today to having a passionate workforce that cares about its reputation. Employees are proud of their history and their contribution to the Company. Management invests a considerable amount of time up front in recruiting competent and skilled people that fit demanding selection criteria. Maintaining the skills of a professional workforce requires a significant amount of time and energy, yet for Cambior, employee development is an integral part of its continuous improvement program. Each year, the Company invests close to 4% of its payroll on employee development to ensure that skills are in line with new safety standards, changing technology and improved processes.

To maintain a motivated workforce, the Company offers a challenging and rewarding work environment as well as a competitive compensation program comprised of salary and benefits. The Company also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 450 individuals participate. It is estimated that approximately 1% of the outstanding shares of the Company are held by directors, officers and employees. In addition, the Company has granted 8.0 million options to acquire common shares of the Company, as described in Note 17 to the consolidated financial statements, to key employees to align their interests with those of the shareholders. These options vest over a three-year period and have a seven-year life, thereby encouraging these employees to have a long-term view in the development of the Company.

In 2001, the Company reinforced its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. In 2004, more than 2,000 hours of Kaizen workshops were held to address opportunities for improving operational practices and to provide insight into the Company's objectives and management policies. The Company is committed to the continued implementation of this program as it is convinced that it will enhance the Company's productivity and cost competitiveness.

All of Cambior's current operations, except Rosebel and OMAI Bauxite, are unionized. During the past three years, the Company did not experience any work stoppages. In late 2004, applications for union certification were filed with the Labour Boards for both Rosebel and OMAI Bauxite.

In 2004, the Company negotiated the renewal of the labour contract at the Niobec mine and in 2003, the Company negotiated a new labour contract at Omai and a contract extension at Mouska.

The Company considers that it has good relations with its employees and unions. It offers a competitive compensation program, a secure and challenging working environment, and an open dialogue.

The expiry dates of the collective agreements are as follows:

Omai — Hourly employees	February 28, 2007
Doyon — Hourly employees	November 30, 2006
Mouska — Hourly employees	October 17, 2007
Sleeping Giant — Hourly employees	July 31, 2007
Niobec — Hourly, clerical and technical employees	April 30, 2008

At year end, the Company employed approximately 2,700 individuals (2003 — 2,500 individuals).

LITIGATION

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana. Cambior and OGML consider this action unfounded and frivolous and OGML is contesting it vigorously. The net assets of OGML amount to $19.2 million.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for prior years. The Company does not believe that unfavourable decisions in any of the pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its financial condition.

RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flow, as described below.

Financial Risks

The following summarizes key financial risks:

Commodity Prices

The Company is affected by the market prices for its mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share. General economic conditions, particularly in the steel industry, also affect the marketplace.

Oil prices also affect the Company's costs, particularly at Omai and Rosebel due to the oil cost components in power supply and fuel for the open-pit mining fleet. Movement in other commodity prices may also affect the Company's market position.

Currency

The Company's Canadian operations are affected by movement in the Canadian dollar against the US dollar, which has a direct impact on the Canadian division and executive office cost base. International operations have limited exposure to currency as the cost base is mainly denominated in US dollars. Metal sales are transacted in US dollars.

The Canadian currency rate may have an impact on the Company's access to permanent capital, which has traditionally been raised in Canadian dollars through transactions on Canadian equity markets.

Interest Rates

The Company, as a borrower, is subject to movement in US interest rates. The Company has traditionally negotiated US dollar borrowings with interest rates based on the LIBOR rate.

Counterparty Risk

The Company has a number of counterparty risks in its financial transactions for gold sales and foreign exchange contracts. In order to minimize such risks, the Company transacts within its lending group.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has implemented an investor relations program to inform institutional and retail investors, as well as other stakeholders.

Insurance

Where economically feasible and based on availability of coverage, the Company transfers a number of operational and financial risks to insurance companies. The availability of such insurance is dependent on Cambior's past insurance loss records and general market conditions.

The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Mineral Reserves and Extraction

Reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. The Company's mines may suffer rockbursts, groundfalls and other natural or man-provoked incidents that could affect the mining of the ore. To minimize the risks, the Company estimates its reserves in accordance with accepted guidelines and standards within the mining industry, establishes quality control programs and ensures that competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from its deposits.

Safety and Other Hazards

The mining industry is characterized by significant risks. To minimize these risks, the Company provides training programs for its employees and has joint management-worker committees to review work practices and environment.

Energy

The Company's operations consume significant amounts of energy, and are dependent on suppliers and/or producing capacity to meet these energy needs.

Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. Cambior has programs to recruit and train the necessary manpower for its operations. While the Company endeavours to maintain good relations with its workforce, its operations may nonetheless be affected by strikes, lockouts and other stoppages at its work sites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. The Company maintains active community outreach and development programs to mitigate the risk of blockades or other measures by the communities.

Environmental Hazard

The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company has implemented an environmental management system that is certified under ISO 14001 and covers all aspects of the mining cycle. In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices. The Company also maintains emergency plans to deal with any incidents.

Political Risk

The Company's operations, particularly those located in emerging countries, are subject to a number of political risks. In accordance with its lending agreements, the Company has subscribed political risk insurance to cover certain risks.

The Company's operations in Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which the Company will conduct its affairs. These agreements are subject to international arbitration and cover a number of items, including:

1) Duration of mining licenses/operating permits;
2) Right to export production;
3) Labour matters;
4) Right to hold funds in foreign bank accounts and foreign currencies;
5) Taxation rates; and
6) Right to repatriate capital and profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

Legislation

The Company is subject to continuously evolving legislation in the areas of labour, the environment, land titles, mining practices and taxation. New legislation may have a negative impact on the Company's operations. The Company participates in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Cambior's accounting policies are outlined in Note 2 to the consolidated financial statements, and the major variations between GAAP in Canada and the United States are reconciled in Note 25 to the consolidated financial statements.

In the preparation of the consolidated financial statements, management is required to select accounting policies and make estimates. These estimates and the selection of policies are made in accordance with guidelines and practices within the mining industry and other businesses, as well as pronouncements from regulatory bodies. These are reviewed and discussed with the Company's Audit Committee on a regular basis.

Management believes the following are most critical to understanding Cambior's financial statements and the uncertainties that could impact its results of operations, cash flows and financial condition.

Use of Estimates

The Company is required to make estimates that have a significant impact on the financial statements. These include the estimation of mineral reserves, carrying value of property, plant and equipment, outcome of litigation, restoration costs following the completion of mining activities, pension obligations, future production estimation for designation of hedging relationships, and valuation of options. Actual amounts could differ from the estimates and affect the results of operations.

Property, Plant and Equipment

Cambior begins to capitalize the cost of a mining property when it believes it has mineral resources with the potential to be economically recoverable. Construction and development costs incurred thereafter are capitalized and amortized based on the useful life of the asset, which in most cases is based on the ore reserves of the deposit. Ore reserves are estimated by professional geologists and engineers in accordance with industry standards which require input as to future metal prices, operating costs and technical parameters. Annual asset impairment tests are carried out using these parameters and estimated salvage value for equipment. Changes in any key input component could result in a significant reduction in mineral reserves, which would have a negative impact on the carrying value of the property, plant and equipment.

The key operating parameters to determine mineral reserves were:

	2004	2003	2002
Gold ($/oz)	400	350	325
Copper ($/lb)	1.00	0.90	0.90
Cdn $/US $	1.35	1.40	1.54

A decrease of $25 per ounce would have a negative impact on the valuation of the carrying value of certain Canadian gold mines of $12 million, while a 5% increase in the Canadian dollar would impact the valuation negatively by $11 million.

During 2004, the Company determined that the Westwood project has inferred mineral resources that have the potential to be economically recoverable, resulting in expenditures of $1.4 million being capitalized.

Litigation

The Company is subject to various litigation actions, including the OMAI Gold Mines Ltd. lawsuit, whose outcome could have an impact on the valuation of the Company should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements when required.

Site Restoration (Asset Retirement Obligations)

The Company establishes estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts and the effectiveness of remedial and restoration measures. The Company has also estimated the timing of the outlays, which are subject to change depending on continued exploitation of current or newly discovered reserves.

Pension Plan Obligations (Employee Future Benefits)

The Company is required to make certain assumptions with respect to returns on pension assets and its employees' future earnings and mortality rates. Any variation could affect the requirements to discharge future compensation payments.

Designation of Hedging Relationships

In the past, the Company was required, under its various credit facilities, to establish a revenue protection program. As part of the program, the Company applies hedge accounting to its future gold sales. To do this, it must estimate the timing and quantity of future production and sales. Variations could impact the hedging relationship.

Valuation of Consideration — Options

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options. The model requires certain inputs that require management estimates.

CHANGES IN ACCOUNTING POLICIES

The changes in accounting policies and their impact are described in Note 3 to the consolidated financial statements.

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Section 3063, "Impairment of Long-Lived Assets".

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"). At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

In January 2003, the CICA issued AcG-15, "Consolidation of Variable Interest Entities", which did not have any impact on the Company's consolidated financial statements. In December 2003, EIC Abstract 141, "Revenue Recognition", was issued. The Company currently follows such guidelines.

On January 1, 2004, the Company adopted new Canadian standards for stock-based compensation and other stock-based payments and asset retirement obligations, as well as EIC Abstract 146 for flow-through shares in March 2004.

OUTLOOK

During 2005, Cambior intends to maintain its focus on maximizing the returns to its shareholders by:

- Meeting and exceeding its production objectives;
- Completing expansion projects of Rosebel, Niobec and OMAI Bauxite within time and budget targets;
- Maximizing the operating cash flows from its operating units;
- Reducing its gold commitments under the revenue protection program by at least 52,000 ounces; and
- Discovering new reserves and resources through the investment of $28 million in exploration and development activities. The program includes:
    - Major exploration and development drilling on the Rosebel concession;
    - Additional drilling at Camp Caiman and completion of a feasibility study;
    - Finalization of the Carlota feasibility study and implementation of a plan to generate value from this asset; and
    - Development of underground access from the Doyon mine to the eastern boundary of the property to provide drilling bases from which to explore the Westwood deposit and the eastern portion of the property at depth.

The 2005 production target is 621,000 ounces at a mine operating cost of $250 per ounce. The forecast decrease in production is mainly the result of the planned shutdown of the Omai operations in September 2005 after complete depletion of its ore reserves. Sales of ferroniobium from Niobec are expected to be higher than in 2004 (impact of full ownership of Niobec). Sales of calcined bauxite are expected to be approximately $42 million. The Company intends to reinvest $80 million at its operating mines. Long-term debt is expected to increase by approximately $2 million and the Company will eliminate its obligations under the prepaid gold forward sales agreement through the delivery of 52,000 ounces.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of February 17, 2005. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the annual report. The accompanying consolidated financial statements of Cambior Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best judgments and estimates based on currently available information.

Cambior maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton LLP, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company's financial expert. The Audit Committee is also responsible for making recommendations with respect to the appointment, remuneration and terms of engagement of the Company's auditors. The Committee meets at least on a quarterly basis with the external auditors, with and without management being present, to review the financial statements, discuss audit and internal control related matters and ensure full disclosure. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

Louis P. Gignac
President and
Chief Executive Officer

Bryan A. Coates, CA
Vice President, Finance
and Chief Financial Officer

Longueuil, Canada
February 17, 2005

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CAMBIOR INC.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
February 17, 2005

COMMENTS BY AUDITORS

FOR AMERICAN READERS ON CANADA-US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 3 and 25A to the consolidated financial statements. Our report to the shareholders dated February 17, 2005 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
February 17, 2005

CONSOLIDATED OPERATIONS

Years ended December 31 (In thousands of United States dollars, except for amounts per share)	Note	2004	2003	2002
		$	$	$
Revenues				
Mining operations		299,981	190,869	202,258
Investment and other income		937	2,997	1,945
		300,918	193,866	204,203
Expenses				
Mining operations		224,511	151,804	153,361
Depreciation, depletion and amortization		46,937	28,734	29,589
Exploration and business development		10,201	7,572	4,190
General and administrative		8,917	6,083	4,849
Financial expenses		4,117	1,923	2,399
Stock-based compensation costs	17	1,580	—	—
Loss (Gain) on foreign exchange		1,103	(1,862)	—
		297,366	194,254	194,388
Earnings (Loss) before the undernoted items		3,552	(388)	9,815
Non-hedge derivative gain (loss)	22	2,551	635	(16,765)
Loss on foreign exchange from reduction in net investment	20	—	—	(541)
Impairment loss and restructuring costs	4	(73,152)	—	—
Income and mining taxes	21	(6,160)	554	(353)
Non-controlling interest		(565)	—	—
Net earnings (loss)		(73,774)	801	(7,844)
Basic net earnings (loss) per share		(0.30)	0.00	(0.06)
Diluted net earnings (loss) per share		(0.30)	0.00	(0.06)
Basic weighted average number of common shares outstanding (in thousands)	16	249,321	187,953	140,055
Diluted weighted average number of common shares outstanding (in thousands)	16	249,321	190,577	140,055

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT

Years ended December 31 (In thousands of United States dollars)	Note	2004	2003	2002
		$	$	$
CONTRIBUTED SURPLUS				
Balance, beginning of year, as previously reported		—	—	23,047
Restatement for the fair value of options granted in prior years	3	15,661	—	—
Restated balance, beginning of year		15,661	—	23,047
Stock-based compensation costs	17	1,580	—	—
Fair value of options exercised	17	(202)	—	—
Transfer to deficit	19	—	—	(23,047)
Balance, end of year		17,039	—	—
DEFICIT				
Balance, beginning of year, as previously reported		(111,006)	(107,448)	(117,876)
Prior years' adjustment to reflect change in accounting for asset retirement obligations	3	2,082	1,930	1,722
		(108,924)	(105,518)	(116,154)
Restatement for stock-based compensation costs	3	(15,873)	—	—
Restated balance, beginning of year		(124,797)	(105,518)	(116,154)
Net earnings (loss)		(73,774)	801	(7,844)
Share and warrant issue expenses, net of income taxes		(5,906)	(4,207)	(4,567)
Transfer from contributed surplus	19	—	—	23,047
Balance, end of year		(204,477)	(108,924)	(105,518)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

Years ended December 31 (In thousands of United States dollars)	Note	2004	2003	2002
		$	$	$
OPERATING ACTIVITIES				
Net earnings (loss)		(73,774)	801	(7,844)
Deferred gains		—	(680)	(122)
Non-cash items				
Deferred revenue – delivery of gold on the prepaid forward	12	(12,222)	(12,222)	(12,222)
Depreciation, depletion and amortization		46,937	28,734	29,589
Amortization of deferred stripping costs		4,754	5,741	2,290
Accretion expense – asset retirement obligations		1,787	995	716
Impairment loss	4	71,211	—	—
Amortization of deferred gains		(3,953)	(865)	(2,856)
Unrealized non-hedge derivative loss (gain)	22	(9,339)	1,428	16,765
Stock-based compensation costs		1,580	—	—
Future income taxes	21	5,704	—	—
Non-controlling interest		565	—	—
Others		961	915	792
		34,211	24,847	27,108
Changes in non-cash working capital items	5(a)	3,794	(646)	3,716
Cash flow from operating activities		38,005	24,201	30,824
INVESTING ACTIVITIES				
Short-term investments	6	32,924	(41,562)	(25,208)
Investments		(14,180)	(1,057)	(2,251)
Acquisition of assets and businesses	9	(56,730)	3,230	—
Property, plant and equipment		(76,238)	(110,404)	(30,182)
Cash flow used in investing activities		(114,224)	(149,793)	(57,641)
FINANCING ACTIVITIES				
Long-term debt – Borrowings		2,097	55,000	—
Long-term debt – Repayments		(20,753)	(28,735)	(27,976)
Deferred charges		(36)	(1,790)	—
Common shares issued net of issue expenses		87,150	113,183	57,616
Cash flow from financing activities		68,458	137,658	29,640
Effect of changes in the exchange rate on cash held in foreign currency		331	(1,211)	186
Net increase (decrease) in cash and cash equivalents		(7,430)	10,855	3,009
Cash and cash equivalents, beginning of year		28,450	17,595	14,586
Cash and cash equivalents, end of year	6	21,020	28,450	17,595

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 (In thousands of United States dollars)	Note	2004	2003
		$	$
ASSETS			
Current assets			
Cash and short-term investments	6	54,866	95,220
Receivables		22,227	9,415
Production inventories		13,691	7,081
Supplies inventory and prepaid expenses		37,903	24,615
Current portion of deferred losses	13	4,646	—
Fair value of non-hedge derivatives		1,549	—
Future income tax assets	21	12,985	—
		147,867	136,331
Investments and deferred charges	7	20,185	7,065
Property, plant and equipment	8	421,799	354,968
		589,851	498,364
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		61,238	36,203
Current portion of long-term liabilities	10	36,763	33,008
Fair value of non-hedge derivatives		—	7,790
		98,001	77,001
Long-term debt	11	44,442	47,260
Deferred revenue	12	—	12,223
Deferred gains	13	204	755
Liability for asset retirement obligations and others	14	25,959	19,926
Accrued benefit liabilities	15	5,075	2,907
Fair value of hedge derivatives	4	14,273	—
Future income and mining tax liabilities	21	21,117	—
Non-controlling interest		5,788	—
		214,859	160,072
SHAREHOLDERS' EQUITY			
Common shares, warrants and options	16	545,498	446,948
Equity component of convertible debenture	11	262	—
Contributed surplus		17,039	—
Deficit		(204,477)	(108,924)
Cumulative translation adjustment	20	16,670	268
		374,992	338,292
		589,851	498,364
Commitments and contingencies	22		

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Robert Normand
Director

Louis P. Gignac
Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars)

1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior" or the "Company"), continued and existing under Part 1A of the Companies Act (Québec), is engaged in the exploration, development and operation of mining properties, principally gold, but also niobium and refractory grade bauxite, located in North America and South America. The Company's main operating units are located in Canada, Guyana and Suriname.

2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As described in Note 25, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States" or "US") ("US GAAP"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

The consolidated financial statements include the accounts of Cambior and of its subsidiaries. The Company's share in joint ventures is accounted for using the proportionate consolidation method.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements, and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit costs, fair value of derivative instruments, mineral reserves and future income and mining taxes. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Foreign currency translation

The US dollar is the reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, Suriname and French Guiana, in as much as all proceeds from the sale of production are in US dollars and substantially all of the disbursements made for the OMAI Gold mine, OMAI Bauxite mine, Rosebel mine and Camp Caiman project are in US dollars.

Other monetary assets and liabilities in currencies other than the respective functional currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in such currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in such currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Gains and losses are recorded in operations for the year.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

Short-term investments

Short-term investments consist of investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

Production inventories

Production inventories are valued at the lower of average production cost and net realizable value. Depreciation, depletion and amortization are treated as a product cost, and are expensed when the product is sold.

Supplies inventory

Supplies inventory is valued at the lower of average cost and replacement cost.

Property, plant and equipment

(i) Property, plant and equipment

Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles and office equipment and the duration of the lease for leasehold improvements.

(ii) Capitalization of financial costs

Financial costs are capitalized when relating to indebtedness incurred to finance construction and development activities, prior to the commencement of commercial production.

(iii) Deferred stripping costs

Mining costs associated with stripping activities are deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations and included in mining operations expenses in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

(iv) Exploration properties

Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v) Impairment of long-lived assets

The Company periodically reviews the carrying amount of its property, plant and equipment. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Net estimated future cash flows, on an undiscounted basis, from each mine and mining project are calculated based on future metal production (proven and probable reserves as well as mineral resources having the potential of being economically recoverable), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. In that event, the asset must be written down to its fair value and an impairment loss recorded in the results of operations. The fair value is based on the present value of the estimated cash flows. Management's estimate of future cash flows is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

Deferred charges

Financing charges and charges related to the prepaid gold forward sales agreement are amortized following the scheduled payments of the credit facility and the sales agreement.

Commodity contracts and financial instruments

The Company enters from time to time into commodity contracts, prepaid forward sales agreements and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations. The Company also enters into foreign exchange contracts to minimize the exposure to changes in fair value of short-term investments as a result of fluctuations in foreign exchange rates.

i) Hedge derivative instruments

The Company has always identified the quantity and the period of future gold production to be hedged based on the mining plans for all its operating mines and identified the amounts of foreign currencies to be hedged. Since January 1, 2001 for commodities contracts and since July 1, 2002 for foreign currency contracts, the Company has formally documented all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by Accounting Guideline ("AcG") 13 and SFAS Statement No. 133. This process includes linking all hedging derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Gold fixed forward sales and spot deferred sales

The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold production. Changes in the cash flows from gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flows from forecasted sales of gold production due to changes in sales prices. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is certainty of delivery of gold production, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows from forecasted sales are based on forward prices. The fair value of gold hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before that date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for the period of the corresponding hedged item's original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company accounts for the related gain or loss in revenues on the original designation date.

Foreign exchange fixed forwards and spot deferred contracts to hedge changes in cash flows

The Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars. Because all of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations' needs in Canadian dollars. The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold denominated in US dollars. Hedge effectiveness is measured by comparing the changes in the present value of gold sales denominated in US dollars with the change in the fair value of the foreign exchange contracts. Expected cash flows from forecast sales are based on forward prices.

The fair value of foreign exchange hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. The forward transactions, for which the amount, price and timing of delivery are fixed, are accounted for under the hedge accounting method where proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If foreign exchange contracts are repurchased before the original designation date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for the period of the corresponding hedged item's original designation date. If foreign exchange contracts are repurchased after the original designation date, the Company accounts for the related gain or loss in revenues on the original designation dates.

ii) Non-hedge derivative instruments

In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting, and are treated as "non-hedge derivatives" and marked to market. Gold purchase commitments, including those used to offset optionalities, are also marked to market. The Company obtains a valuation from a counterparty of its portfolio of gold commitments for each reporting period. This market valuation is based on forward rates and considers the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge instruments is included on the balance sheet and the change in market value from the previous reporting period is included in the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can have a material impact on earnings.

If non-hedge derivative instruments (call options and VVF) are converted into hedge derivative instruments (fixed forwards) and included in a hedging relationship, any change in the fair value of the instrument after the conversion date is recognized in revenues as explained previously in section i).

iii) Prepaid gold forward sales contract

Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

Asset retirement obligations

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. The depreciation expense is included in the operations statement and accounted for in accumulated depreciation, depletion and amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in mining operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Employee future benefit plans

The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for that period and the expected long-term rate of return of plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service periods are summarized in Note 15. Transitional obligations are amortized on a straight-line basis.

Income and mining taxes

The Company uses the tax asset and liability method to recognize and measure future income taxes. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Stock-based compensation costs

Under its stock option plan, the Company grants common share purchase options to directors and key employees of the Company. Stock-based compensation plans are accounted for using the fair value-based method of accounting. Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of operations and credited to contributed surplus. Consideration paid by employees when the options are exercised, as well as the fair value of options exercised, are added to capital stock.

Revenue recognition

Revenues from gold, niobium and bauxite sales that represent more than 98.5% (98.7% in 2003) of revenues from mining operations are recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

For gold sold under forward sales contracts or in the spot market, it is considered that delivery has occurred on transfer of title to the gold to counterparties.

For niobium and bauxite sold under specific contracts, it is considered that delivery has occurred on transfer of the rights and obligations to buyers.

Revenues from contracting services are recognized as services are rendered.

Earnings (Loss) per share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2004.

3. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation costs

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not use the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The following table presents the impact of the previously-described changes as at January 1, 2004:

	$
Fair value of options granted from 1995 to 2003 applied to deficit	15,873
Fair value of options exercised from 1995 to 2003 transferred to common shares	(212)
Residual amount applied to contributed surplus	15,661

The effect of this change on the 2004 financial statements is as follows:

	$
Results	
Increase in stock-based compensation costs	1,580
Balance sheet	
Increase in contributed surplus	1,580

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of CICA Section 3110, "Accounting for Asset Retirement Obligations" which establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This section generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. This differs from the prior practice which involved accruing for the estimated reclamation and restoration obligations through annual charges using the estimated economic life of the related deposits.

This change in accounting policy was applied retroactively and reflected in the consolidated financial statements as follows:

	2004	2003
	$	$
Consolidated Balance Sheet:		
Increase in property, plant and equipment	10,953	5,440
Increase in asset retirement obligations	10,731	3,358
Increase in shareholders' equity	222	2,082

	2004	2003	2002
	$	$	$
Consolidated Operations:			
Decrease in mining operations expenses	387	863	963
Increase in depreciation, depletion and amortization	991	711	755
Increase (Decrease) in net earnings	(604)	152	208

The following is a reconciliation of the total liability for asset retirement obligations at December 31, 2003:

	$
Balance at December 31, 2003 as previously reported	16,400
Impact of adoption of CICA Section 3110	3,358
Restated balance at December 31, 2003	19,758

Flow-through shares

In March 2004, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 146, "Flow-through shares", identifying two issues as a result of varying practices related to the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The future income tax liability must be recognized, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The previously unrecorded future income tax assets must be recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except when the "more likely than not" test cannot be satisfied. Cambior adopted this pronouncement in 2004 which resulted in the recognition of a future income tax liability of $1,219,000 offset by the recognition of a corresponding amount of unrecognized tax losses incurred previously.

Other changes in accounting policies

In January 2003, the CICA issued AcG-15 "Consolidation of Variables Interest Entities" which harmonizes Canadian GAAP with FASB Interpretation No.46, and provides guidance for applying the principles of Section 1590, "Subsidiaries", to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

In December 2003, the EIC issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". The Company currently follows such guidelines.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

In February 2003, the CICA issued AcG-14 "Guarantor's Accounting and Disclosure Requirements for Guarantees". AcG-14 requires guarantors to disclose certain information for guarantees outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

4. REORGANIZATION OF THE DOYON MINE

In September 2004, Cambior implemented a reorganization at the Doyon gold mine, that resulted in a reduction in manpower and a decrease in the annual mining rate. This became necessary due to rock mechanic constraints, which caused a reduction in available production areas. In addition, the lower mining rate led to increased unit operating costs and a reduction of mineral reserves.

The estimated restructuring costs consisted of termination benefits that amounted to $1,941,000 during the third quarter of 2004 for which a balance of $1,007,000 is still payable at the end of 2004.

In accordance with its accounting policies, the Company reviewed the carrying value of the Doyon mine at year-end 2004 based on its long-term plan and updated mineral reserves and determined that an impairment loss of $71,211,000 was necessary. This loss was charged to operations and includes a reduction of the carrying value of the Doyon mine of $52,645,000 which was included in accumulated depreciation, depletion and amortization on the balance sheet. The impairment loss also reflects the write-off of previously deferred losses totaling $4,293,000 related to the closure of hedge positions related to Doyon future gold production. It also includes a hedge derivative loss of $14,273,000 in relation with the fair value of forward sales commitments linked to Doyon future gold production. This hedge derivative loss resulted in the recognition on the balance sheet of a long-term liability for the fair value of hedge derivatives.

Net estimated future cash flows from the Doyon mine, were calculated, on an undiscounted basis, based on best estimates of future gold production, which were established using long-term gold price and foreign exchange rate assumptions. Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of the mine. The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk.

The above is summarized as follows:

	$
Impairment loss	52,645
Write-off of deferred losses	4,293
Hedge derivative loss	14,273
	71,211
Restructuring costs	1,941
	73,152

5. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital items

	2004	2003	2002
	$	$	$
Receivables	(3,841)	(711)	(2,117)
Production inventories	(293)	(2,667)	3,587
Supplies inventory and prepaid expenses	(8,199)	(1,312)	891
Accounts payable and accrued liabilities	16,127	4,044	1,355
	3,794	(646)	3,716

Some changes in non-cash working capital items for the Rosebel project, representing an utilization of cash flow of $8,288,000 (source of cash flow of $419,000 in 2003), are included in investing activities. These are considered as investing activities because they relate to the construction of the Rosebel mine or the constitution of working capital prior to commercial production. Since commercial production began, changes in non-cash working capital items for Rosebel are presented under operating activities except for the variation of accounts payable related to construction of major projects. Other changes in non-cash working capital items are related to acquisition of assets and businesses and are included in investing activities.

(b) Cash flows relating to interest and income and mining taxes

	2004	2003	2002
	$	$	$
Interest paid	2,500	1,343	1,440
Income and mining taxes paid (received)	451	(361)	274

6. CASH AND SHORT-TERM INVESTMENTS

	2004	2003
	$	$
Cash	7,438	5,036
Short-term investments with maturities of less than three months, bearing interest at rates varying from 2.10% to 2.45% (0.87% to 2.75% in 2003) [(a)]	13,582	23,414
Cash and cash equivalents	21,020	28,450
Restricted cash bearing interest at rates varying from 0.90% to 1.01% in 2003 [(b)]	—	10,000
Short-term investments with maturities of more than three months but less than six months, bearing interest at rates varying from 2.02% to 2.48% (0.89% to 2.85% in 2003) [(c)]	33,846	56,770
Cash and short-term investments	54,866	95,220

[(a)] *Some of these short-term investments are denominated in Canadian dollars totaling $1,082,000 (Cdn $1,300,000).*

[(b)] *An amount of $10,000,000 was being held until the achievement of commercial production at the Rosebel project which occurred in February 2004.*

[(c)] *Some of these short-term investments are denominated in Canadian dollars totaling $9,033,000 (Cdn $10,857,000).*

7. INVESTMENTS AND DEFERRED CHARGES

	2004	2003
	$	$
Shares of publicly traded companies, at cost [a]	15,820	3,023
Residual proceeds receivable of $2,000,000 from the sale of the El Pachon project, discounted at 6.125%	1,912	1,803
Promissory note receivable from a supplier and others	2,454	—
	20,186	4,826
Deferred charges	1,911	2,239
	22,097	7,065
Current portion included in receivables	1,912	—
	20,185	7,065

[a] *Some of these shares are denominated in Canadian dollars totaling $15,772,000 (Cdn $20,608,000).*

8. PROPERTY, PLANT AND EQUIPMENT

		2004	
	Cost	Accumulated depreciation, depletion and amortization [1]	Net
	$	$	$
Mining properties	144,402	56,682	87,720
Development expenses [2]	467,463	381,219	86,244
Land, buildings and equipment relating to mines	451,971	297,759	154,212
Other	14,666	13,048	1,618
	1,078,502	748,708	329,794
Mining projects [3]	106,640	14,635	92,005
	1,185,142	763,343	421,799

		2003	
	Cost	Accumulated depreciation, depletion and amortization [1]	Net
	$	$	$
Mining properties [4]	52,598	45,508	7,090
Development expenses	367,703	304,366	63,337
Land, buildings and equipment relating to mines	337,991	247,788	90,203
Other	14,345	12,384	1,961
	772,637	610,046	162,591
Rosebel project [3]	146,029	23,543	122,486
Mining projects	69,891	—	69,891
	988,557	633,589	354,968

[1] *Includes impairment loss.*

[2] *In 2004, an amount of $1,553,000 of government assistance was accounted for as a reduction of development expenses.*

[3] *The costs of mining and Rosebel projects include accumulated depreciation related to the transfer of equipment between subsidiaries.*

[4] *The consolidated costs and accumulated depreciation, depletion and amortization at December 31, 2003 were restated to reflect the change in accounting policy for asset retirement obligations.*

9. ACQUISITION OF ASSETS AND BUSINESSES

Rosebel mine

Cambior acquired the residual 50% interest in the Rosebel project from Golden Star Resources Ltd. on May 16, 2002 for a consideration of $8,000,000 and a price participation right based on proceeds from the sale of gold extracted from the property. The scheduled payments of the cash consideration are as follows:

(a) $5,000,000 at closing; and

(b) Three successive $1,000,000 annual payments commencing in 2003.

In accordance with a Mineral Agreement relating to the Rosebel project, the Government of Suriname granted a 25-year renewable Right of Exploitation to Cambior's subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002.

Camp Caiman project

On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. ("Ariane").

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' respective shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,265,989 options issued under the Ariane employee option plan to obtain corresponding options of Cambior (based on the relevant exchange ratio) and to hold them until their original scheduled expiry.

In accordance with the guidelines of EIC-124, the transaction with Ariane was accounted as an acquisition of assets. Ariane's activities have been accounted for in Cambior's results since the closing date of the transaction.

The value of the net assets acquired has been established as follows:

	$
Cash and cash equivalents	3,230
Current assets	186
Investment (1)	(396)
Property, plant and equipment – mining projects	49,615
Total assets acquired	52,635
Current liabilities	2,276
Assumption of long-term debt	9,711
Total liabilities assumed	11,987
Net assets acquired	40,648
Consideration	
Issuance of Cambior shares	39,203
Fair value of Ariane common share purchase options converted into Cambior options (2)	1,445
	40,648

Investing activities in the cash flows statement only include the cash impact of this transaction.

(1) *Prior to the transaction, the Company held a minority investment in shares of Ariane.*

(2) *The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.*

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia") through a merger transaction, thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine operator. Cambior purchased the remaining interest for $42,019,000 in cash and issued 2,241,000 of its shares valued at $6,292,000. This value was determined based on an exchange ratio of one Cambior share for each 6.3 Sequoia shares. This ratio implied a price of Cdn $0.60 for each share of Sequoia and was based on the closing prices of both companies' shares on the Toronto Stock Exchange on April 19, 2004.

The transaction with Sequoia was accounted as a business combination using the purchase method of accounting. Cambior estimated a liability for asset retirement obligations relating to the closure of a non-strategic division. Cambior also accounted for a provision of $422,000 for involuntary termination benefit expenses.

Given that the acquired company was liquidated into Cambior as of January 1, 2005, the future income tax assets previously considered in Sequoia's financial statements were re-evaluated based on its estimated profit for the period preceding the liquidation. No future tax liability was recorded with respect to the excess of purchase price paid over book value as it is assumed that, as a result of the acquisition, such future liability will be settled against some of Cambior's not-yet recorded future tax assets. However, a future mining duties liability of $1,101,000 was recorded to reflect the higher values for accounting than for mining duties existing in Sequoia at the time of acquisition. The allocation of the purchase price is subject to future adjustments. Sequoia's activities were accounted for in Cambior's results as of July 2, 2004.

The following table summarizes the preliminary value of the assets acquired and the liabilities assumed at the date of acquisition:

	$
Current assets	12,963
Investments	153
Property, plant and equipment (1)	58,430
Future income tax assets	41
Total assets acquired	71,587
Current liabilities	4,559
Assumption of long-term debt (2)	14,061
Assumption of debenture	1,015
Asset retirement obligations	822
Accrued benefit liability (3)	1,446
Future mining tax liabilities	1,101
Total liabilities assumed	23,004
Net assets acquired	48,583
Consideration	
Disbursement (4)	42,019
Issuance of Cambior shares	6,292
Conversion option on convertible debenture	262
Fair value of Sequoia common share purchase options converted into Cambior options	10
	48,583

(1) *Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.*

(2) *Cambior reimbursed the bank by year end.*

(3) *In 2005, a portion of this accrued benefit liability will be transferred to a company previously associated with Sequoia (Note 15).*

(4) *The Company entered into foreign exchange fixed forward contracts to hedge the foreign exchange risk related to the disbursement in Canadian Dollars at a foreign exchange rate of 1.3619.*

Privatization of Linden Bauxite Operations in Guyana

In December 2004, Cambior completed a transaction with the Government of Guyana for the privatization of certain assets of Linden Mining Enterprise Limited (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana.

A new company, OMAI Bauxite Mining Inc. (OBMI), has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The Government of Guyana contributed the processing plant along with service facilities and the Montgomery mine totaling $5,223,000. Cambior contributed an amount of $12,187,000 to acquire its 70% participation including $5,000,000 and the balance in mine equipment transfers from OMAI Gold Mines Ltd. (OGML).

OBMI has also received a commitment for a $10,000,000 credit facility from a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and will be used to refurbish the processing plant and infrastructure.

Furthermore, Cambior, through its wholly-owned subsidiary OMAI Services Inc. (OSI), also received a financing commitment from the same Caribbean financial institution for $8,000,000 over 10 years at a rate of 10.5% per year on a non-recourse basis to install a power plant, near OBMI facilities.

10. CURRENT PORTION OF LONG-TERM LIABILITIES

	Note	2004	2003
		$	$
Current portion of:			
Long-term debt	11	20,787	16,934
Deferred revenue	12	12,222	12,222
Deferred gains	13	—	3,852
Asset retirement obligations	14	3,754	—
		36,763	33,008

11. LONG-TERM DEBT

	Total	Scheduled payments				Total
	2004	2005	2006	2007	2008	2003
	$	$	$	$	$	$
2003 Credit facility [(a)]	50,000	18,000	14,000	14,000	4,000	50,000
Balance of purchase price – Camp Caiman [(b)]	7,800	—	3,958	3,842	—	9,711
Balance of purchase price – Rosebel [(c)]	1,000	1,000	—	—	—	1,952
Debt-Rosebel-Grassalco [(d)]	2,276	696	795	773	12	1,962
Accounts payable on hedging-long-term portion	213	—	213	—	—	—
Obligations under capital leases [(e)]	887	611	183	87	6	569
Non-participating shares [(f)]	1,880	480	480	480	440	—
Convertible debenture [(g)]	1,173	—	1,173	—	—	—
Total	65,229	20,787	20,802	19,182	4,458	64,194
Current portion	20,787					16,934
Long-term portion	44,442					47,260

(a) 2003 Credit facility

On February 7, 2003, Cambior entered into a new Credit facility agreement ("2003 Credit facility") with a banking syndicate for an amount of $65,000,000. The 2003 Credit facility initially consisted of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

In 2004, Cambior successfully negotiated an amendment to its 2003 Credit facility with its lenders to delay the reimbursement schedule of its $50,000,000 Credit facility by nine months and extend the maturity date of the revolving credit line by nine months. The new repayment schedule, which begins on March 31, 2005 instead of June 30, 2004, will be as follow:

- 2005 – 4 quarterly payments of $4,500,000
- 2006 – 4 quarterly payments of $3,500,000
- 2007 – 4 quarterly payments of $3,500,000
- 2008 – 3 quarterly payments of $1,333,000

At December 31, 2004, the $10,000,000 revolving Credit facility, maturing on September 30, 2008, is unutilized except for a letter of credit for $500,000 that has been issued under this facility to guarantee a portion of the Omai mine closure costs.

The 2003 Credit facility bore interest at the LIBOR rate plus 2.50%, until achievement of completion at the Rosebel project as defined in the 2003 Credit agreement which occurred in late 2004. Effective January 1, 2005, the interest margin above LIBOR varies from 1.50% to 2.25% based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. Committed facilities carry a weighted average standby fee of 0.75% (0.35% post-completion rate) per annum on the unutilized portion. As at December 31, 2004, the effective interest rate was 4.81% (3.68% as at December 31, 2003).

The 2003 Credit facility is subject to various covenants, financial ratios and prepayments in the event of future financings. On August 12, 2003, the lenders agreed to eliminate the requirement for minimum hedging covenants under the loan agreement.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec, Omai and Rosebel mines.

(b) Balance of purchase price payable for Camp Caiman project

Pursuant to the merger agreement with Ariane in November 2003, the Company assumed the balance of the purchase price relating to Ariane's acquisition from Asarco Incorporated, in August 2002, of Asarco Guyane Française S.A.R.L. ("AGF"), a subsidiary holding the rights to the Camp Caiman project. The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i) $4,136,800 on August 19, 2006; and
ii) $4,136,800 within 120 days of the commencement of commercial production.

An amount of $2,171,000 was paid in 2004. The balance of purchase price payable is subject to prepayments in the case of a subsequent issuance of equity. The AGF shares are subject to an escrow agreement and any transfer of the AGF shares would be subject to that agreement. The AGF shares will be released from escrow to Cambior once the acquisition price has been paid in full.

(c) Balance of purchase price – Rosebel

The balance of the purchase price represents the discounted amount, calculated using an interest rate of 5.0%, of one installment of $1,000,000 due in 2005. An amount of $1,000,000 was paid both in both 2003 and 2004. This balance is guaranteed by a pledge on half of Cambior's shares of RGM.

(d) Debt – Rosebel – Grassalco

Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grasshopper Aluminum Company N.V. ("Grassalco"), a mining company owned by the Government of Suriname, in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments of $696,000, the first of which is due in February 2005. The discounted value was calculated using an interest rate of 3.19%.

(e) Obligations under capital leases

Obligations under capital leases bear interest at rates ranging from 4.5% to 7.4%, payable in quarterly installments until 2008.

(f) Non-participating shares

The Rosebel mine started commercial production on February 11, 2004. In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname following the date of the commercial production, as defined, 5% of the participating capital stock of RGM, and 2,000,000 non-participating shares redeemable for $2,000,000. The Company accounted for a non-participating interest of $2,000,000, and a redemption of non-participating interest totaling $120,000 was done during the year. A non-controlling interest expense of $543,000 was accounted for in 2004.

(g) Convertible debenture

Upon the acquisition of Sequoia in July 2004, the Company assumed a convertible debenture. The liability component of this debenture is convertible anytime into 340,166 common shares of the Company and partially convertible at the Company's option under certain conditions. The debenture has a par value of Cdn $1,500,000, bears interest at 10% per annum payable on a quarterly basis, and matures in December 2006. The effective interest rate was 13% at December 31, 2004. The fair value of the conversion option associated with the convertible debenture is recorded as "Equity component of convertible debenture" under shareholders' equity. The accretion on the debenture is charged to earnings ratably to maturity.

Interest:

Interest on long-term debt was as follows:

	2004	2003	2002
	$	$	$
Interest on long-term debt			
- Expensed	2,291	91	1,323
- Capitalized	529	1,411	—
	2,820	1,502	1,323

12. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. Under the prepaid gold forward sales agreement, the Company must comply with the same covenants and financial ratios as under the terms of the 2003 Credit facility (Note 11). At December 31, 2004, gold deliveries remaining under the prepaid gold forward sales agreement represented 51,920 ounces totaling $12,222,000, and the estimated fair value was $21,617,000 ($41,336,000 at December 31, 2003).

13. DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold and US dollars are related to hedging transactions described in Note 2. This account also includes non-hedge derivative losses related to call options and VVF converted into hedge forward instruments.

	2004	2003
	$	$
Deferred gains (losses) – gold	(5,134)	1,330
Deferred gains – US dollars	—	1,436
	(5,134)	2,766
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	692	1,841
	(4,442)	4,607
Current portion	(4,646)	3,852
Long-term portion	204	755

14. LIABILITY FOR ASSET RETIREMENT OBLIGATIONS

Cambior's activities are subject to various laws and regulations regarding the environment for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information and technology. The liability for asset retirement obligations has been considered in the year-end impairment test process. According to management's estimate, the cash flows provided by Cambior's operations and expected from the sale of residual equipment will be sufficient to meet its payment obligations. The Company also makes arrangements with the Government of Québec regarding the security pledge (government bond or guaranty letters) under provincial government regulations. These security pledges may be rescheduled over time as a result of the discovery of additional mineral reserves on a property that would extend the mine life. Rehabilitation disbursements for OGML started at the end of 2004 and will continue in 2005 and 2006.

At December 31, 2004, estimated undiscounted amounts of cash flow required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted amounts required	Expected timing of payments	Average credit-adjusted risk-free rate	Inflation factors
	$			
Doyon mine	26,114	2012-2019	5.39%	1.37%
Omai mine	4,532	2005-2006	4.26%	1.02%
Rosebel mine	2,875	2006-2020	4.29%	1.33%
Niobec mine	2,449	2005-2025	5.24%	2.33%
Other mines	2,828	2005-2012	3.15%-4.87%	1.04%-1.43%
	38,798			

The fair value of OBMI's asset retirement obligations (Note 9) could not be reasonably estimated as at December 31, 2004 since the acquisition of OBMI was completed on December 8, 2004. The impact is not expected to be material.

The actual schedule of estimated future disbursements including rehabilitation and government bonds, is as follows:

	$
2005	4,185
2006	1,782
2007	2,252
2008	740
2009	6,824
2010 onwards	23,015
	38,798

There were no material assets that were legally restricted for the purposes of settling asset retirement obligations at December 31, 2004, except for a letter of credit in the amount of $500,000 issued to the Government of Guyana as a closure cost guarantee for the Omai mine.

The following table presents the reconciliation of the liability for asset retirement obligations:

	2004	2003
	$	$
Balance, beginning of year as previously reported	16,400	12,410
Prior years' adjustment to reflect the change in accounting for asset retirement obligations (Note 3)	3,358	2,559
Restated balance, beginning of year	19,758	14,969
New obligation relating to the acquisition of Sequoia	822	—
New obligation relating to Rosebel	—	1,328
Changes in the estimated cash flows	2,814	—
Changes in the estimated timing of payments	2,859	—
Accretion expense	1,787	995
Foreign exchange variation	1,394	2,466
Balance, end of year	29,434	19,758

15. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to various defined contribution and defined benefit pension plans for its employees that are funded on the basis of actuarial valuations. The defined benefit pension plans cover certain employees in Canada, the United States, Guyana and Suriname and are subject to funding based on actuarial valuation which is performed at least every three years. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31st of each year. The most recent actuarial valuation was prepared as at January 1, 2003 and the next required valuation will be as of January 1, 2006.

As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan ("SERP"). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's defined benefit pension plan reflected the full amount of the base salary of such employees. The Company made a contribution of $392,000 in 2003. Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors.

The Company also has two defined post-retirement benefit plans that provide health care plans to some employees of the Niobec mine. These plans are unfunded and require no contribution from employees.

Upon the acquisition of Sequoia in July 2004, the Company assumed accrued benefit liabilities relating to defined benefit pension plans and other post-retirement benefit plans (health care plans). The Company also recognized a new accrued benefit liability related to a health care plan offered to unionized employees of Niobec. One of the Niobec defined benefit pension plans acquired will be transferred to a company previously associated with Sequoia in 2005.

Total cash payments

Total cash payments for employee future benefits, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to defined contribution plans was $3,077,000 in 2004 ($2,799,000 in 2003).

Defined contribution plans

The total expenses for the Company's defined contribution plans amounted to $2,306,000 in 2004 ($1,908,000 in 2003 and $1,563,000 in 2002).

Defined benefit plans

	Pension benefit plan		Post-retirement benefit plan	
	2004	2003	2004	2003
	$	$	$	$
Accrued benefit obligation				
Balance, beginning of year	7,776	5,716	473	393
Current service expense	534	436	354	(21)
Interest expense	589	439	84	25
Actuarial loss (gain)	684	105	—	—
Actuarial loss – past year	—	—	180	—
Benefits paid	(166)	(221)	(55)	(9)
Acquisition of Sequoia	1,838	—	1,096	—
Foreign exchange variation	992	1,301	230	85
	4,471	2,060	1,889	80
Balance, end of year	12,247	7,776	2,362	473
Plan assets				
Fair value, beginning of year	5,377	3,438	—	—
Actual return on plan assets	554	392	—	—
Employer contributions	716	882	—	—
Benefits paid	(166)	(170)	—	—
Acquisition of Sequoia	1,488	—	—	—
Foreign exchange variation	712	835	—	—
	3,304	1,939	—	—
Fair value, end of year	8,681	5,377	—	—

Pension plans assets consist of:	2004	2003
	%	%
Asset category:		
Equity securities	52	52
Debt securities	36	32
Other	12	16
Total	100	100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reconciliation of the funded status of the benefit plans to the amounts recorded in the financial statements is as follows:

	Pension benefit plan		*Post-retirement benefit plan*	
	2004	2003	2004	2003
	$	$	$	$
Fair value of plan assets	8,681	5,377	—	—
Accrued benefit obligations	12,247	7,776	2,362	473
Funded status-deficit [1]	(3,566)	(2,399)	(2,362)	(473)
Unamortized transitional asset	(1,420)	(1,437)	—	—
Unamortized net actuarial loss	1,964	1,318	204	28
Accrued benefit liability	(3,022)	(2,518)	(2,158)	(445)

[1] *For 2004, two of the three defined pension benefit plans show a deficit totaling $3,743,000 ($2,567,000 in 2003).*

The accrued benefit liability is included in the Company's balance sheet as follows:

	Pension benefit plan		Post-retirement benefit plan	
	2004	2003	2004	2003
	$	$	$	$
Accounts payable and accrued liabilities	105	56	—	—
Accrued benefit liabilities	2,917	2,462	2,158	445
	3,022	2,518	2,158	445

There is no minimum liability as defined under US GAAP.

The total expense for the Company's defined benefit plans is as follows:

	Pension benefit plan			Post-retirement benefit plan		
	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$
Current service cost	534	436	339	354	(21)	48
Interest expense	589	439	357	84	25	—
Actual return on plan assets	(554)	(392)	181	—	—	—
Actuarial losses (gains)	684	105	(51)	180	—	—
Element of employee future benefit costs before adjustments to recognize the long-term nature *of employee future benefit costs*	1,253	588	826	618	4	48
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets for the year	126	108	(428)	—	—	—
Difference between actuarial loss/gain recognized for the year and actuarial loss/gain on accrued benefit obligation for the year	(627)	(55)	77	(160)	—	—
Amortization of the transitional obligation	(120)	(111)	(99)	—	—	—
Defined benefit costs recognized	632	530	376	458	4	48

The significant assumptions used to evaluate the Company's accrued benefit obligation and benefit costs are as follows (weighted-average):

	Pension benefit plan		Post-retirement benefit plan	
	2004	2003	2004	2003
	%	%	%	%
Accrued benefit obligation as of December 31:				
Discount rate	6.0	6.5	6.0	6.0
Rate of compensation increase	3.0-4.0	3.0	—	—
Benefit costs for years ended December 31:				
Discount rate	6.0-6.5	6.0	6.0	6.5
Expected long-term rate of return on plan assets	2.0-7.5	7.0	—	—
Rate of compensation increase	3.0-4.0	3.0	—	—
Assumed health care trend rate for the next year used to measure the expected cost covered by the plans	—	—	10	10

Average remaining service period of active employees covered by the:	2004 Years	2003 Years
- defined pension benefit plan	16	16
- SERP	11	11
- defined pension benefit plan - Sequoia	16	—
- defined post-retirement benefit plan – manager and clerical employees at Niobec	10	10
- defined post-retirement benefit plan – unionized employees at Niobec	16	—

The estimated employer contributions for 2005 are $1,216,000. Estimated future cash flows are as follows:

	$
2005	304
2006	316
2007	337
2008	372
2009	463
2010 onward	3,999
	5,791

Sensitivity analysis:

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for 2004:

	Increase	Decrease
	$	$
Total service and interest costs	32	(28)
Accrued benefit liabilities	282	(233)

16. COMMON SHARES, WARRANTS AND OPTIONS

Authorized

- Unlimited number of voting common shares without par value.
- Unlimited number of Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.
- 10,000,000 Class II preferred shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	2004		2003		2002	
	Number of securities	Amount	Number of securities	Amount	Number of securities	Amount
	(000)	$	(000)	$	(000)	$
Common shares issued and fully paid:						
Balance, beginning of year	240,842	445,743	160,167	288,040	104,904	226,291
Stock-based compensation value of options exercised from 1995 to 2003		212		—		—
Stock-based compensation value of options exercised in 2004		202		—		—
Issued:						
Public offerings	29,333	87,823	40,000	72,192	27,273	38,595
Private placement	—	—	—	—	21,346	17,293
Merger agreement (1)	—	—	14,835	39,203	—	—
Acquisition of Sequoia (2)	2,241	6,292	—	—	—	—
Exercise and expiry of warrants	150	119	24,754	44,018	6,515	5,626
Exercise of options (3)	635	855	515	849	—	—
Flow-through common shares (4)	987	3,299	571	1,441	129	235
	33,346	98,802	80,675	157,703	55,263	61,749
Balance, end of year	274,188	544,545	240,842	445,743	160,167	288,040
Common share purchase warrants: (5)						
Balance, beginning of year	150	50	2,216	870	1,300	436
Issued:						
Public offerings	—	—	—	—	1,067	319
Private placement	—	—	—	—	1,364	588
Exercised	(150)	(50)	(702)	(232)	(1,515)	(473)
Expired	—	—	(1,364)	(588)	—	—
	(150)	(50)	(2,066)	(820)	916	434
Balance, end of year	—	—	150	50	2,216	870
Common share purchase options granted following the Ariane merger and Sequoia acquisition: (1) (2) (3)						
Balance, beginning of year	1,012	1,155	—	—	—	—
Granted	47	10	1,266	1,445	—	—
Exercised	(186)	(212)	(254)	(290)	—	—
	(139)	(202)	1,012	1,155	—	—
Balance, end of year	873	953	1,012	1,155	—	—
Total common shares, warrants and options		545,498		446,948		288,910

(1) *Upon the merger agreement with Ariane (Note 9)*

(2) *Upon the acquisition of Sequoia (Note 9)*

(3) *The options were exercised by employees of the Company under the stock option plan for directors and key employees and pursuant to the merger agreement with Ariane.*

(4) *In 2002, 129,455 common shares were subscribed by Cambior officers and employees.*

(5) *Excluding warrants to purchase common shares that were issued as part of the August 12, 2003 and October 14, 2004 public offerings.*

Issuance of securities

2004:

On October 14, 2004, Cambior issued 29,333,333 units at a price of Cdn $3.75 per unit to a syndicate of underwriters for gross proceeds of $87,823,000 (Cdn $110,000,000). Each unit consisted of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant is exercisable at a price of Cdn $4.35 before October 16, 2006. The net proceeds of the offering were used by the Company for general corporate purposes.

During 2004, 150,000 common shares at a price of Cdn $0.56 per share were issued pursuant to the exercise of warrants for total proceeds of $119,000.

In conjunction with the acquisition of Sequoia, the Company issued 2,241,000 common shares on July 2, 2004 (Note 9).

In addition, pursuant to a flow-through financing to incur Canadian Exploration Expenses, common shares were issued as follows during 2004:

	Number of common shares	Issuance price	Total proceeds
	(000)	($ per share)	$
March 18, 2004	111	$3.31 (Cdn $4.40)	367
April 16, 2004	571	$3.27 (Cdn $4.40)	1,868
July 12, 2004	305	$3.49 (Cdn $4.60)	1,064
	987		3,299

2003:

During 2003, 24,754,000 common shares were issued pursuant to the exercise of warrants as follows:

	Number of common shares	Issuance price	Total proceeds
	(000)	($ per share)	$
	10,417	$1.14 (Cdn $1.70)	11,834
	107	$0.85 (Cdn $1.30)	123
	596	$0.41 (Cdn $0.56)	444
	13,634	$2.28 (Cdn $3.00)	31,617 (1)
	24,754		44,018

(1) During 2003, 1,364,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at Cdn $3.00 each expired without being exercised. The value of warrants totaling $588,000 was transferred into common shares.

On August 12, 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of $1.80 (Cdn $2.50) per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant is exercisable at a price of Cdn $3.75 prior to August 12, 2008.

On September 2, 2003, 571,428 common shares were issued at a price of $2.52 (Cdn $3.50) pursuant to a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000) to incur Canadian Exploration Expenses.

2002:

On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to working capital. Each special warrant was exercised into one common share and one-half warrant, with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation warrants valued at $319,000 to the underwriters to purchase 1,067,308 units (each consisting of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). Half of the proceeds was used to reduce the 2001 Credit facility and half was added to working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitled its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options valued at $588,000 to the underwriters without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

During 2002, some 6,514,577 additional common shares were issued to various third parties pursuant to the exercise of warrants issued previously, for total proceeds of $5,153,000.

On July 19, 2002, Cambior concluded a private placement of 129,455 flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses.

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at December 31, 2004, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $2,586,000.

Warrants

As at December 31, 2004, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price	Number issued	Number exercisable
		$ per share	(000)	(000)
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
October 14, 2004	October 16, 2006	Cdn $4.35	14,667	14,667
				34,667

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2004	2003	2002
Number of instruments	(000)	(000)	(000)
Options	7,964	1,625	5,668
Warrants	34,667	—	27,721
Convertible debenture	340	—	—
	42,971	1,625	33,389

Reconciliation of the diluted weighted average number of common shares outstanding for the following years is as follows:

	Number of instruments 2004	Number of instruments 2003	Number of instruments 2002
	(000)	(000)	(000)
Basic weighted average number of common shares outstanding	249,321	187,953	140,055
Effect of dilutive stock options	—	2,054	—
Effect of dilutive warrants	—	570	—
Diluted weighted average number of common shares outstanding	249,321	190,577	140,055

17. COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION

Under the stock option plan for directors and key employees of the Company, options may be granted to select eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five trading days immediately preceding the grant date.

The following table sets out the activity in options:

	2004		2003		2002	
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved [1]	9,000		9,000		9,000	
Options outstanding, beginning of year	7,254	2.54	5,668	3.13	4,855	4.24
Granted	1,730	2.37	1,400	1.40	1,425	1.39
Granted following acquisition/merger [2] [3]	47	5.45	1,266	1.69	—	—
Exercised	(635)	1.01	(515)	1.08	(30)	0.33
Forfeited or expired	(432)	8.99	(565)	11.25	(582)	8.64
Options outstanding, end of year	7,964	2.50	7,254	2.54	5,668	3.13
Options exercisable, end of year	4,554		3,540		2,354	

(1) As at December 31, 2004, 792,000 common shares were available for future options grants.

(2) Upon the acquisition of Sequoia (Note 9) in 2004, the then outstanding Sequoia options were converted into Cambior options using an exchange rate of 6.3.

(3) Pursuant to the merger agreement with Ariane (Note 9) in 2003, the outstanding Ariane options were converted into Cambior options using an exchange rate of 2.91.

The following stock options were outstanding at December 31, 2004, including the options resulting from the acquisition of Sequoia and the merger agreement with Ariane:

Exercise price	Options outstanding			Exercisable options	
	Number	Weighted average remaining life	Weighted average exercisable price per option	Number	Weighted average exercisable price per option
($ per option)	(000)	(years)	($ per option)	(000)	($ per option)
0.42 to 0.49	1,095	3.2	0.43	1,095	0.43
0.68 to 0.68	26	3.5	0.68	26	0.68
1.04 to 1.48	523	2.5	1.24	516	1.24
1.62 to 2.28	3,292	4.2	1.72	1,531	1.63
2.70 to 2.96	1,642	6.5	2.72	—	—
3.49 to 4.72	764	1.7	4.63	764	4.63
6.03 to 6.56	254	0.5	6.46	254	6.46
9.48 to 9.48	368	0.5	9.48	368	9.48
	7,964		2.50	4,554	2.70

Accounting for compensation plans

As mentioned in Note 3, Cambior adopted, retroactively, the amended recommendations of the CICA Section 3870, as of January 1, 2004.

The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of five years and the following assumptions:

	2004	2003	2002
Semi-annual risk-free interest rate	3.95%	4.08%	5.07%
Volatility	75%	78%	85%
Dividend	—	—	—
Weighted average fair value of options granted	$ 1.44	$ 0.93	$ 1.00

In 2004, the total stock-based compensation expense determined under the fair value-based method was $1,580,000. The fair value of options exercised during 2004 totaling $202,000 was transferred from contributed surplus to common shares.

Before 2004, the Company measured compensation costs relating to awards of stock options using the intrinsic value-based method of accounting, and was required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value-based method of accounting had been applied, which would have been reported as follows:

	2003	2002
	$	$
Net earnings (loss)	801	(7,844)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(1,065)	(814)
Pro forma net loss	(264)	(8,658)
Basic net earnings (loss) per share	0.00	(0.06)
Diluted net earnings (loss) per share	0.00	(0.06)
Basic net loss per share, pro forma	(0.00)	(0.06)
Diluted net loss per share, pro forma	(0.00)	(0.06)

Share purchase plan

The Company has an employee share purchase plan under which eligible employees have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or Cdn $5,000. The shares are acquired on the open market by a trustee. Cambior's contribution is charged to earnings in the year of contribution, and amounted to $489,000 in 2004, $313,000 in 2003 and $157,000 in 2002.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets				
Cash and cash equivalents (1)	21,020	21,020	28,450	28,450
Short-term investments (1)	33,846	33,846	66,770	66,770
Receivables (1)	22,227	22,227	9,415	9,415
Investments – Publicly traded companies (2)	15,820	18,922	3,023	7,091
Investments – Residual proceeds receivable (3)	1,912	1,912	1,803	1,803
Promissory note and others (4)	2,454	2,454	—	—
Fair value of non-hedge derivatives	1,549	1,549	—	—
Foreign exchange contracts (Note 22) (7)	—	317	—	280
Financial liabilities				
Accounts payable and accrued liabilities (1)	61,238	61,238	36,203	36,203
Long-term debt (5)	65,229	65,229	64,194	64,194
Fair value of non-hedge derivatives (Note 22) (6)	—	—	7,790	7,790
Fair value of gold forwards (Note 22) (6)	14,273	23,006	—	59,676

(1) *The fair value of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.*

(2) *The fair value of the shares of publicly-traded companies was based on the last quoted market price.*

(3) *The fair value of the residual proceeds receivable from the sale of the El Pachon project is equivalent to the carrying amount given the short-term maturity period.*

(4) *The fair value of the promissory note and others is equivalent to the carrying amount given the short-term maturity period.*

(5) *Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2004 and 2003.*

(6) *The Company obtains a valuation from a counterparty of its portfolio of gold commitments. This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.*

(7) *The Company obtains a valuation from a counterparty of its portfolio of foreign exchange contracts. This valuation is based on forward premium considering market foreign exchange rates.*

19. DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

At their annual general and special meeting held on May 7, 2002, the Company's shareholders adopted a resolution to apply $23,047,000 available from the contributed surplus account to reduce the Company's accumulated deficit.

20. CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

	2004	2003	2002
	$	$	$
Cumulative unrealized gain (loss), beginning of year	268	(18,855)	(20,365)
Unrealized net gain for the year on translation of net assets	16,402	19,123	969
Exchange loss charged to operations following reduction in net investment in Canadian mining operations	—	—	541
Cumulative unrealized gain (loss), end of year	16,670	268	(18,855)
Exchange rate, end of year	1.2020	1.2965	1.5776

21. INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Canadian statutory income tax rate (federal and provincial: 36.0% in 2004, 37.2% in 2003 and 38.2% in 2002) as a result of the following:

	2004	2003	2002
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	(24,138)	92	(2,862)
Increase (Decrease) resulting from:			
Resource allowance and earned depletion	671	(742)	(1,084)
Unrecognized deductible temporary differences for the year	32,400	3,606	2,810
Unrecognized tax benefit on losses in Canada	2,021	—	—
Unrecognized tax benefit on losses of foreign subsidiaries	1,393	1,495	1,954
Non-taxable portion of gain	—	(425)	(139)
Income tax rate differential of foreign subsidiaries	727	302	243
Use of tax benefits not previously recognized	(5,066)	(1,892)	(720)
Future income tax recovery resulting from recognition of Rosebel prior years' tax assets	(4,008)	—	—
Impact of non-deductible (non-taxable) portion of foreign exchange loss (gain) on Canadian currency	741	(2,560)	—
Non-deductible items and other elements	963	124	(202)
	5,704	—	—
Tax on large corporations	242	293	353
Provincial mining taxes (recovery)	214	(712)	—
Other countries' current taxes (recovery)	—	(135)	—
	6,160	(554)	353

In 2004, the Company recognized a recovery of future income and mining taxes of $1,219,000 for losses incurred previously as a result of the issuance of flow-through shares as per the new guidelines issued by the CICA Emerging Issues Committee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The provision for income taxes is made up of the following components:

	2004	2003	2002
Current:	$	$	$
Federal income taxes – tax on large corporations in Canada	242	293	353
Provincial mining taxes (recovery)	214	(712)	—
Other countries' current taxes (recovery)	—	(135)	—
	456	(554)	353
Future:			
Federal and provincial income tax	(1,180)	—	—
Foreign income tax	6,884	—	—
	5,704	—	—
Total	6,160	(554)	353

The provision for future income and mining taxes has been provided on temporary timing differences which consist of the following:

	2004	2003	2002
	$	$	$
Depreciation, depletion and amortization	5,278	(1,717)	1,109
Impairment loss	(18,963)	—	—
Mine closures, reclamation and other provisions	(659)	(59)	(474)
Taxable deferred revenues	1,235	(217)	(341)
Unrecognized non-hedged derivative gain (loss)	(9,384)	947	(3,013)
Foreign exchange loss on Canadian currency	741	(2,560)	—
Unrecognized deductible temporary differences for the year	32,400	3,606	2,810
Future income tax recovery resulting from recognition of Rosebel prior years' tax asset	(4,008)	—	—
Realization of future income tax accounted for in the acquisition of Sequoia	41	—	—
Recovery income and mining taxes related to issuance of flow-through shares	(1,219)	—	—
Other	242	—	(91)
	5,704	—	—

Other than in Suriname, the Company does not anticipate having to pay income tax in the foreseeable future, except for the tax on large corporations and capital taxes in Canada. In addition, as a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company has significant future tax assets available. Some of these assets were utilized as part of the Sequoia acquisition (Note 9). The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will, more likely than not, fail to be realized.

As at December 31, 2004 and 2003, future tax assets and liabilities were detailed as follows:

			2004			2003
	Canada	US and other	Total	Canada	US and other	Total
Tax assets:	$	$	$	$	$	$
Net operating loss carry-forwards	2,891	60,515	63,406	933	64,790	65,723
Difference between book and tax depreciation and depletion	95,624	15,656	111,280	80,977	10,254	91,231
Accrued liabilities	12,908	2,279	15,187	6,328	1,255	7,583
Others	4,708	—	4,708	4,821	—	4,821
Total of future tax assets before valuation allowance	116,131	78,450	194,581	93,059	76,299	169,358
Valuation allowance	(116,131)	(65,465)	(181,596)	(93,059)	(76,299)	(169,358)
Total of future tax assets	—	12,985	12,985			—
Tax liabilities:						
Difference between book and tax depreciation and total of future tax liabilities	1,248	19,869	21,117	—	—	—

Cambior has approximately $118,158,000 ($104,910,000 in 2003) in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $325,308,000 ($286,450,000 in 2003) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years. The Company also benefits from unclaimed investment tax credits totaling $1,000,000, which can be converted into other deductions anytime.

In 2004, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $2,049,000 ($1,202,000 in 2003).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Losses carried forward as at December 31, 2004 will expire as follows:

	Canada	United States [(1)]	Peru [(4)]
	$	$	$
2005	—	—	—
2006	—	13,720	—
2007	—	6,804	—
2008	1,164	19,971	—
2009	1,309	15,164	—
2010	78	8,099	—
2011	—	6,111	—
2012	—	347	—
2014	6,203	—	—
2018	—	4,291	—
2019	—	2,631	—
2020	—	926	—
2021	—	175	—
2022	—	1,070	—
2023	—	1	—
Undetermined [(4)]	—	—	8,149
	8,754	79,310	8,149

	Suriname [(2)]	Guyana OGML [(2)]	Guyana OBMI [(3)]
	$	$	$
Unlimited [(2) (3)]	35,124	49,557	567

(1) Cambior has no active subsidiary in the United States of America.

(2) In accordance with the Mineral Agreement concluded with the government of the country.

(3) In accordance with the Mineral Agreement concluded with the government of the country. In a given year, losses can only eliminate 50% of the income before losses.

(4) According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

The Company's French subsidiaries, CBJ-France and AGF, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

22. COMMITMENTS AND CONTINGENCIES

Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments as at December 31, 2004, were as follows[1]:

		2005	2006	2007	Total
FORWARDS					
Quantity	(000 oz)	—	129	56	185
Average price	($/oz)	—	326	350	333
PREPAID GOLD FORWARDS (Note 12)					
Quantity	(000 oz)	52	—	—	52
Average price	($/oz)	235	—	—	235
TOTAL DELIVERY OBLIGATIONS					
Quantity	(000 oz)	52	129	56	237
Average price	($/oz)	235	326	350	312
GOLD PURCHASE					
Quantity	(000 oz)	(32)	—	—	(32)
Average price	($/oz)	391	—	—	391
Net delivery obligations	(000 oz)	20	129	56	205

(1) *The designation dates for accounting purposes differ from commitment dates.*

The estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments, excluding the prepaid gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	2004	2003
	$	$
Forwards	(8,733)	(59,676)
Forwards – Doyon future gold production included in the impairment loss and recognized on the balance sheet (Note 4)	(14,273)	—
	(23,006)	(59,676)
Non-hedge derivatives, recognized on the balance sheet	1,549	(7,790)
	(21,457)	(67,466)

As the prepaid gold forward sales agreement is not a financial instrument included in the scope of SFAS-133, the fair value of this instrument is disclosed in Note 12 – Deferred revenue.

The non-hedge derivative gain (loss) is summarized as follows:

	2004	2003	2002
	$	$	$
Variation of the fair value of the non-hedge derivative instruments during the year	9,339	(1,428)	(11,692)
Gain resulting from lease rate swap contracts	1,497	3,105	—
Loss arising from the exercise of call options sold and gold purchase commitments	(8,285)	(1,042)	—
Non-hedge derivative loss related to call options and VVF converted into forward instruments	—	—	(5,073)
Non-hedge derivative gain (loss)	2,551	635	(16,765)

Foreign exchange contracts

As at December 31, 2004, the Company had commitments, through foreign exchange forward contracts, to deliver US $10,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.2405 in 2005. As at December 31, 2004, the fair value of these foreign exchange contracts was $317,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

The Company also had a commitment through a foreign exchange forward contract to deliver Cdn $10,000,000 and obtain in exchange US $8,062,000 in 2005. This contract, which hedges a short-term investment maturing in 2005, was done to counteract the possibility of incurring an exchange loss at the settlement date.

Risk of counterparties

Realization of the Company's hedging program is dependent upon the ability of the counterparties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counterparties in its hedging transactions are the Company's lenders.

Credit Risk

In the normal course of business of non-gold operations, the Company performs ongoing credit reviews of its customers and evaluates the creditworthiness of all new customers. There is no existing single account receivable that represents a substantial risk for the Company. An allowance for doubtful accounts receivable is established while taking into account the specific credit risk related to customers, historical trends and the economic situation.

Royalties

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

Mine	Calculation	2004	2003	2002
		$	$	$
Rosebel	2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P.M. Fix.	2,010	—	—
	0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname	489	—	—
	10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced	2,882	—	—
Omai	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	4,890	4,945	4,934
Doyon	24.75% of any excess of the annual market price over $375 per ounce of gold produced (1,377,000 remaining ounces of production at December 31, 2004)	1,154	—	—
Mouska	Two royalties of 0.2% and 2.0% respectively of gold production	118	460	435
Total		11,543	5,405	5,369

The Company is also subject to other royalties for which no amount was paid during 2004, 2003 and 2002:

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other.

Carlota project: 5% net smelter royalty upon commencement of commercial production; an advance in the amount of $350,000 was capitalized in 2004.

Sequoia Minerals

As part of the acquisition of Sequoia (Note 9), Cambior assumed a commitment to extend a credit facility of an amount not to exceed $600,000 per annum over a 36-month period beginning on December 30, 2003. Any advances resulting from this commitment bear interest at the prime rate plus 3% per annum, are reimbursable by consecutive quarterly payments starting on December 30, 2006 until December 30, 2008, and are secured by a moveable hypothec on the universality of the borrower's assets in the amount of Cdn $2,160,000. An amount of $364,000 (Cdn $439,000) was advanced in 2004.

As part of the acquisition of Sequoia (Note 9), the Company has assumed the indemnity and guarantees issued to the purchaser of a business sold in 2003, for a two-year term (ten years for environmental purposes), up to a maximum amount of Cdn $1,750,000.

Other commitments

As at December 31, 2004, the Company had commitments to complete facilities, summarized as follows:

	$
Rosebel	4,943
Niobec	1,857
OBMI	3,690
OSI	1,618
	12,108

Claims

OMAI

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that had previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

23. JOINT VENTURES

The following accounts represent the Company's proportionate interest in the joint ventures of the Sleeping Giant mine (50%) and the Niobec mine (50%) joint ventures up to July 2, 2004 (Note 9).

	2004	2003	2002
	$	$	$
Current assets	1,694	9,462	8,281
Property, plant and equipment	10,504	25,014	17,454
Current liabilities	(1,572)	(3,678)	(3,026)
Other liabilities	(1,686)	(2,095)	(422)
	8,940	28,703	22,287
Revenues	24,687	33,704	33,658
Expenses	(22,616)	(26,305)	(24,904)
Net earnings	2,071	7,399	8,754
Cash flow from (used in):			
Operating activities	3,723	10,447	10,830
Investing activities	(3,499)	(6,156)	(3,035)
Financing activities	(11)	—	—

24. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; the Doyon Division, which includes both the Doyon and Mouska mines, located in Québec, Canada; Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada; and Rosebel, located in Suriname (since February 2004). The Company is the sole owner of the Niobec mine, a niobium operation located in Québec, Canada. Prior to July 2, 2004, Cambior owned 50% of the Niobec mine through a joint venture. Contracting services are grouped with Niobec. The bauxite property was acquired on December 8, 2004. A property in French Guiana was acquired in November 2003 and is an advanced exploration project.

	Rosebel	Omai	Doyon	Sleeping Giant	Niobec, Bauxite and others	French Guiana	Corporate and projects	Total
2004	$	$	$	$	$	$	$	$
Revenues – Mining operations	109,448	80,870	53,138	11,749	44,739	—	37	299,981
Financial expenses	9,466	378	10	34	436	2	(6,209)	4,117
Depreciation, depletion and amortization	18,745	8,903	14,191	2,126	2,733	—	239	46,937
Impairment loss and restructuring costs	—	—	73,152	—	—	—	—	73,152
Earnings (Loss)	28,816	3,382	(92,871)	(427)	4,158	(1,307)	(9,605)	(67,854)
Capital expenditures (disposals)	41,869	(3,020)	17,227	3,051	61,175	7,711	19,135	147,148
Property, plant and equipment	140,880	14,160	66,035	10,504	105,396	58,257	26,567	421,799
Assets	184,166	36,004	73,251	12,198	136,460	58,747	89,025	589,851
2003								
Revenues – Mining operations	—	83,062	71,392	11,235	24,935	—	245	190,869
Financial expenses	—	1,529	9	(4)	—	—	389	1,923
Depreciation, depletion and amortization	—	9,936	15,825	1,785	861	—	327	28,734
Earnings (Loss)	(137)	3,377	(2,850)	956	6,635	(8)	(13,220)	(5,247)
Capital expenditures (disposals)	91,083	(1,535)	10,617	4,438	2,820	(2,043)	2,851	108,231
Property, plant and equipment	123,813	31,526	101,957	8,574	19,175	50,802	19,121	354,968
Assets	139,598	51,259	107,024	9,657	29,055	55,840	105,931	498,364
2002								
Revenues – Mining operations	—	100,650	66,988	10,149	23,662	—	809	202,258
Financial expenses	989	2,629	44	3	—	—	(1,266)	2,399
Depreciation, depletion and amortization	—	12,588	14,096	1,517	800	—	588	29,589
Earnings (Loss)	(989)	5,773	1,962	1,084	8,025	—	(7,985)	7,870
Capital expenditures	12,743	4,497	8,071	1,817	1,924	—	3,381	32,433
Property, plant and equipment	30,816	48,626	88,467	4,701	13,460	—	18,191	204,261
Assets	31,347	75,337	92,370	5,041	21,404	—	57,993	283,492

Reconciliation of reportable operating divisional earnings to net earnings (loss) for the year is as follows:

	2004	2003	2002
	$	$	$
Earnings (Loss)	(58,249)	7,973	15,855
Corporate and projects loss	(9,605)	(13,220)	(7,985)
	(67,854)	(5,247)	7,870
Investment and other income	937	2,997	1,945
Stock-based compensation costs	(1,580)	—	—
Gain (Loss) on foreign exchange	(1,103)	1,862	—
Non-hedge derivative gain (loss)	2,551	635	(16,765)
Loss on foreign exchange from reduction in net investment	—	—	(541)
Income and mining taxes	(6,160)	554	(353)
Non-controlling interest	(565)	—	—
Net earnings (loss)	(73,774)	801	(7,844)

Geographic information

	Revenues — mining operations			Property, plant and equipment	
	2004	2003	2002	2004	2003
	$	$	$	$	$
Canada	104,091	105,341	101,456	164,135	129,087
Guyana	86,442	85,528	100,802	34,238	32,974
French Guiana	—	—	—	58,257	50,802
Suriname	109,448	—	—	140,880	123,813
United States and others	—	—	—	24,289	18,292
	299,981	190,869	202,258	421,799	354,968

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A. CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with US GAAP would be as follows:

Consolidated statement of operations	2004	2003	2002
		Restated (j)	Restated (j)
	$	$	$
Net earnings (loss) as per Canadian GAAP	(73,774)	801	(7,844)
Impairment loss (a)	13,604	—	—
Depreciation, depletion and amortization (b)	4,345	4,529	4,430
Exploration and development costs for mining properties (c)	(14,732)	(3,641)	(3,516)
Unrealized gain (loss) on forward exchange contracts (d)	(565)	(893)	6,367
Loss on foreign exchange from reduction in net investment (e)	—	—	541
Adjustment of asset retirement obligations under Canadian GAAP (f)	—	—	(208)
Cumulative effect of change in accounting policy for asset retirement obligations (f)	—	1,930	—
Gain on foreign exchange contracts — acquisition of businesses (g)	1,137	—	—
Interest on accretion of the convertible debenture (h)	22	—	—
Income and mining taxes (i)	(317)	—	—
Stock-based compensation costs (j)	—	(1,065)	(814)
Net earnings (loss) as per US GAAP	(70,280)	1,661	(1,044)
Basic and diluted net earnings (loss) per share as per US GAAP	(0.28)	0.01	(0.01)

The consolidated balance sheet items, adjusted to comply with US GAAP, would be as follows:

	December 31, 2004				December 31, 2003			
	As per Canadian GAAP	Adjustments		As per US GAAP	As per Canadian GAAP	Adjustments		As per US GAAP Restated (j)
	$	$		$	$	$		$
Assets								
Current portion of deferred losses	4,646	(4,646)	(m)	—	—	—		—
Investment and deferred charges	20,185	3,102	(l)	23,287	4,826	4,068	(l)	8,894
Property, plant and equipment	421,799	(28,279)	(a)	387,803	354,968	(41,883)	(a)	312,039
		28,385	(b)			24,040	(b)	
		(35,064)	(c)			(20,332)	(c)	
		1,137	(g)			(4,754)	(k)	
		(175)	(h)					
Deferred stripping costs	—	—		—	—	4,754	(k)	4,754
Liabilities								
Current portion of deferred gains	—	—		—	3,852	(3,852)	(m)	—
Deferred gains	204	(204)	(m)	—	755	(755)	(m)	—
Fair value of hedge derivatives	14,273	8,416	(m)	22,689	—	59,396	(m)	59,396
Convertible debenture	1,173	75	(h)	1,248	—	—		—
Future income and mining tax liabilities	21,117	(453)	(i)	20,664	—	—		—
Shareholders' equity								
Common shares, warrants and options	545,498	(34,956)	(n)	518,065	446,948	(29,050)	(n)	424,863
		6,753	(o)			6,753	(o)	
		770	(i)			212	(j)	
Equity component of convertible debenture	262	(262)	(h)	—	—	—		—
Contributed surplus	17,039	11,626	(o)	390,332	—	11,626	(o)	388,954
		361,667	(p)			361,667	(p)	
						15,661	(j)	
Deficit	(204,477)	(369,075)		(573,552)	(108,924)	(394,348)		(503,272)
Changes in market value of Investments	—	3,102	(l)	3,102	—	4,068	(l)	4,068
Loss on hedge derivatives	—	(12,956)	(m)	(12,956)	—	(55,452)	(m)	(55,452)
Cumulative translation adjustment	16,670	9,480	(e)	6,627	268	9,480	(e)	(9,765)
		(19,513)	(n)			(19,513)	(n)	
		(10)	(h)					

(a) Impairment loss

Periodic reviews of the carrying amount of the Company's property, plant and equipment are performed in accordance with Canadian GAAP requirements which, beginning in 2004, are similar to US GAAP requirements with respect to the writedown of assets. The impact on net earnings (loss) in 2004 results from the fact that the impaired assets had a lower net book value under US GAAP than under Canadian GAAP.

In addition, under US GAAP, the impairment loss and restructuring costs for the year 2004 would be included in the calculation of "earnings before the undernoted items".

(b) Depreciation, depletion and amortization

The depreciation, depletion and amortization of mining assets for the years 2004, 2003 and 2002 was lower under US GAAP than under Canadian GAAP as a result of writedowns accounted for in prior years for the related assets.

Under Canadian GAAP, certain components of tailing dam projects are amortized over a period that reflects the anticipated project total construction costs and total expected lifetime. Under US GAAP, such method is prohibited as only historical costs and actual lifetime are to be considered in the computation of amortization.

(c) Exploration and development costs for mining properties

Under Canadian GAAP, exploration and development costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under the United States Securities and Exchange Commission ("SEC") guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be expensed as incurred and such property should be classified as an exploration property.

(d) Unrealized gain (loss) on forward exchange contracts

Gains and losses on forward exchange contracts are charged to income in the same period as the corresponding hedged item. Under US GAAP, for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedges for US GAAP purposes. Consequently, those contracts are marked to market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedged item.

(e) Loss on foreign exchange from reduction in net investment

The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under US GAAP, adjustments to the equity translation account are made only when there is a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f) Asset retirement obligations

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3110. This change in accounting policy was applied retroactively with restatement of the prior years' consolidated financial statements.

For US GAAP purposes on January 1, 2003, the Company adopted the provisions of SFAS 143, "Accounting for Asset Retirement Obligations". Under such provisions, the cumulative effect of the change in accounting principle must be included in the statement of operations during the year of adoption of the accounting policy.

(g) Gain on foreign exchange contracts — acquisition of businesses

Under Canadian GAAP, the disbursement for the acquisition of Sequoia, denominated in Canadian dollars, was accounted for using the exchange rate fixed by foreign exchange fixed forward contracts purchased by the Company to hedge the foreign exchange risk related to the disbursement.

Under US GAAP, such hedging is not permitted. The disbursement must be accounted for using the exchange rate at the date of the acquisition and a foreign exchange gain must be recognized.

(h) Convertible debenture

Under Canadian GAAP, the convertible debenture was divided into a liability component and an equity component. The interest expense is calculated based on the liability component using the effective interest rate.

Under US GAAP, the convertible debenture must be accounted for at its par value and the interest expense must be calculated using the contract interest rate.

(i) Income and mining taxes

For US GAAP purposes, income and mining taxes would be reduced by $453,000 to reflect the impact, on future income taxes, of the increased amortization of costs of the tailing dam projects.

Furthermore, the US GAAP treatment for the issuance of flow-through shares differs from Canadian GAAP which resulted in an increase in the future income tax expense of $770,000.

(j) Stock-based compensation costs

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3870. This change in accounting policy was applied retroactively without restating prior periods.

As described in "Changes in accounting policies under US GAAP", the Company adopted the provisions of SFAS 123 "Share-Based Payment" using a modified retrospective application.

Under US GAAP, this retrospective application requires the restatement of prior years.

(k) Deferred stripping costs

As mentioned in Note 2 "Accounting policies", the Company defers mining costs associated with stripping activities in the case of an open-pit mine if the actual ratio of total tonnes of material mined relative to gold production in a given year is higher than the estimated average ratio for the life of the mine. The Company charges to operations the amortization of deferred stripping costs in the periods during which the actual ratio of total tonnes of material mined is lower than the estimated average ratio for the life of the mine. This accounting method results in the smoothing of these costs over the remaining life of the mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in a greater volatility in period-to-period results of operations. Had the Company followed a policy of expensing these costs as incurred, the reported mining operation expenses would have been $4,754,000 lower in 2004, $5,740,000 lower in 2003 and $1,339,000 higher in 2002.

The carrying amount of deferred stripping costs is grouped with related mining property, plant and equipment for impairment testing purposes. This carrying amount, related to the open-pit Omai mine operation, the only mine for which the Company capitalizes these costs, was completely amortized as at December 31, 2004.

Under Canadian GAAP, deferred stripping costs are included in property, plant and equipment on the balance sheet. US GAAP call for these costs to be presented as a separate line item of the balance sheet. Furthermore, for US GAAP purposes, cash flows from operating activities in the consolidated statements of cash flows would have been reduced by deferred stripping costs of $3,629,000 in 2002, and accordingly, the acquisition of property, plant and equipment and the cash flows used in investing activities would have been reduced by the same amount.

(l) Long-term investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under US GAAP, the Company is required to record investments available-for-sale at fair value and to present the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(m) Gain (Loss) on hedge derivatives

As explained in the accounting policies section, the Company designated gold forward contracts as cash flow hedges for US GAAP purposes. Furthermore, since July 1, 2002, the Company has designated foreign exchange contracts as cash flow hedges of Canadian sales denominated in US dollars. For US GAAP purposes, those contracts are marked to market and related unrealized gains or losses are charged to other comprehensive income until the hedged production is delivered. Upon delivery, the gain or loss on the hedging contract that has been deferred in other comprehensive income is transferred to revenues in the consolidated statement of operations. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before such anticipated date, the gain or loss continues to be deferred in other comprehensive income and is transferred to revenues in the period of the corresponding hedged item's original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company transfers the related gain or loss to revenues on the original designation date.

(n) Share issue expenses

Share issue expenses are shown as an increase to the deficit as provided for under Canadian GAAP. Under US GAAP, these expenses must be shown as a reduction of capital stock.

(o) Change in reporting currency

The Company adopted the US dollar as its reporting currency effective January 1, 1996. Under US GAAP, prior years' financial statements must be translated using the current rate method, using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach was applied retroactively.

(p) Elimination of the deficit

On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit, and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999 by applying amounts available from the contributed surplus account. Under US GAAP, such transfers are not permitted.

Changes in accounting policies under US GAAP

1) FASB Statement 143

For US GAAP purposes, effective January 1, 2003, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations". SFAS 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for restoring a mine site upon termination of an operation, with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. For Canadian GAAP purposes, the Company began accounting for asset retirement obligations retroactively for the year beginning on January 1, 2004.

As a result of the initial application of SFAS 143, a $1,930,000 gain was recorded as a cumulative effect of a change in accounting policy.

The following is a reconciliation of the total liability for asset retirement obligations:

	$
Balance, December 31, 2002	12,410
Impact of adoption of SFAS 143	2,559
Additions to liabilities	1,328
Accretion expense	995
Foreigh exchange variation	2,466
Balance, December 31, 2003	19,758

2) FASB statement 123 (revised 2004)

For US GAAP purposes, the Company adopted on January 1, 2004, the provisions of SFAS 123 (revised 2004), "Share-based payment".

SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in exchange of share-based payment transactions. Statement 123 requires that such transactions be accounted for using the fair value-based method and that compensation expense be recorded in the statement of operations.

The Company elected to apply the modified version of retrospective application, indicated in SFAS 123(R), under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods. Therefore, the financial statements of prior years have been restated to record the change of this accounting policy.

The following table presents the impact of SFAS 123(R) on the current and comparative years' financial statements:

	2004	2003
	$	$
Consolidated Balance Sheet		
Fair value of options granted from 1995 to the current year	15,873	14,808
Stock-based compensation costs for the current year	1,580	1,065
Increase in deficit	17,453	15,873
Fair value of options exercised from 1995 to the current year	212	133
Fair value of options exercised during the current year	202	79
Increase in common shares	414	212
Increase in contributed surplus – residual amount	17,039	15,661

	2004	2003	2002
	$	$	$
Consolidated Statement of Operations			
Increase in stock-based compensation costs	1,580	1,065	814

3) Employer's Disclosures about Pensions and Other Post-Retirement Benefits

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 132 (Revised 2003), *Employer's Disclosures about Pensions and Other Postretirement Benefits*. This standard increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Plan assets need to be segregated by category, such as equity, debt and real estate, and provide certain expected rates of return and other disclosures. This standard applies to financial statements for fiscal years ending after December 15, 2003. The required information is presented in Note 15.

4) Consolidation of Variable Interest Entities

In December 2003, the FASB revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46R). This interpretation replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. This standard requires an enterprise to consolidate a variable interest entity if that enterprise is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual return or both. FIN 46R also requires certain disclosures about variable interest entities that the enterprise is not required to consolidate but in which it has a significant variable interest. This pronouncement did not have any significant impact on the Company's consolidated financial statements.

5) Mining Assets: Impairment and Business Combinations

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued abstract No. 04-3 providing a consensus that an entity should include value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in the future market price of minerals in determining the value allocated to mining assets in a purchase price allocation. In addition, an entity should include the cash flows associated with VBPP in estimates of futures cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The estimated cash flows should also include the estimated cash outflows required to develop and extract the VBPP. An entity should also consider the effects of anticipated fluctuations in the market price of minerals when estimating future cash flows for impairment testing. This pronouncement was considered in establishing the impairment loss accounted for in 2004.

6) Mineral Rights are Tangible Assets

In March 2004, the EITF issued abstract No. 04-2 providing a consensus that mineral rights should be considered tangible assets but also acknowledging that this consensus is inconsistent with certain guidance in Statements 141 and 142. To address this inconsistency, the FASB issued FASB Staff Position (FSP) FAS 141-1 and FAS 142-1. The Task Force also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant and equipment either on the face of the financial statements or in the notes to the financial statements. If the guidance results in the recharacterization of an asset, prior period amounts on the statements of financial position must be reclassified. Any effects on amortization or depreciation of the asset must be accounted for prospectively. This pronouncement did not have any significant impact on the Company's financial statements.

B. CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

The statement of consolidated comprehensive income (loss) is as follows:

	2004	2003	2002
	$	$	$
Net earnings (loss) as per US GAAP	(70,280)	1,661	(1,044)
Other comprehensive income (loss)			
Translation adjustment	16,392	19,123	969
Unrealized gain (loss) on investments	(966)	2,306	1,047
Gain (Loss) on hedge derivatives	42,496	(19,583)	(43,538)
Consolidated comprehensive income (loss)	(12,358)	3,507	(42,566)

Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during the year	Balance at end
	$	$	$
2004			
Cumulative translation adjustment	(9,765)	16,392	6,627
Loss on hedge derivatives	(55,452)	42,496	(12,956)
Unrealized gain on investments	4,068	(966)	3,102
Other cumulative comprehensive loss	(61,149)	57,922	(3,227)
2003			
Cumulative translation adjustment	(28,888)	19,123	(9,765)
Loss on hedge derivatives	(35,869)	(19,583)	(55,452)
Unrealized gain on investments	1,762	2,306	4,068
Other cumulative comprehensive loss	(62,995)	1,846	(61,149)
2002			
Cumulative translation adjustment	(29,857)	969	(28,888)
Gain (Loss) on hedge derivatives	7,669	(43,538)	(35,869)
Unrealized gain on investments	715	1,047	1,762
Other cumulative comprehensive loss	(21,473)	(41,522)	(62,995)

C. ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

US GAAP

1) Inventory costs

In November 2004, the FASB issued SFAS 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4". SFAS 151 amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

- Recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43.
- Require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

2) Exchange of nonmonetary assets

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29". SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition.

Canadian GAAP

1) Financial instruments — assets and liabilities

On January 27, 2005, the CICA Accounting Standards Board ("AcSB") issued final standards on accounting for financial instruments: "Comprehensive income", "Hedges" and "Financial Instruments — Recognition and Measurement". The rules will be applicable for fiscal years starting on or after October 1, 2006.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:

- Held to maturity investments (measured at cost)
- Loans and receivables (measured at amortized cost)
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately)
- Available-for-sale-assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale, and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders' equity called "Other Comprehensive Income" (OCI) until the asset is sold). Impairment of investments in securities would be recognized earlier than under existing GAAP.

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

2) Financial instruments — accounting for derivatives

The standards for financial instruments also include changes to the rules on accounting for derivatives, which are comprised of interest rate swaps, forward exchange contracts, forward rate agreements, put and call options on financial instruments and certain contracts for the delivery of commodities. The basic rules applicable for derivatives are as follows:

- All derivatives must be measured at fair value.
- Changes in the fair value of a derivative must be recognized immediately in earnings unless the derivative qualifies as a hedge.
- If a derivative is a fair value hedge, changes in its fair value must still be recognized in earnings immediately. However, the earnings impact is offset by adjusting the carrying value of the hedged item by the change in its fair value attributable to the risk being hedged.
- If a derivative is a cash flow hedge, changes in its fair value are accumulated in a separate account in OCI until the hedged item affects earnings.

3) Consolidation of variable interest entities

In September 2003, the AcSB amended Accounting Guideline No. 15, Consolidation of Variable Interest Entities in order to harmonize the guideline with the corresponding US guidance, the revised version of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), which was issued in December 2003. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this pronouncement to have a material impact on its results of operations or financial condition.

FIVE-YEAR ANNUAL REVIEW 2000-2004

Years ended December 31 (unaudited)	**2004**	2003	2002	2001	2000
RESULTS (in millions of $)					
Total revenues [(1)]	**300.9**	193.9	204.2	198.2	210.6
Mining operations costs [(1) (2)]	**224.5**	151.8	153.4	151.4	152.4
Depreciation, depletion and amortization [(1) (2)]	**46.9**	28.7	29.6	34.9	54.0
Exploration and business development expenses [(1)]	**10.2**	7.6	4.2	3.4	2.4
General and administrative expenses [(1)]	**8.9**	6.1	4.8	3.9	4.6
Financial expenses [(1)]	**4.1**	1.9	2.4	5.6	18.7
Impairment loss and restructuring costs/Writedown of assets [(1)]	**73.2**	0.0	0.0	5.4	94.3
Net earnings (loss) [(2)]	**(73.8)**	0.8	(7.8)	(8.2)	(81.6)
Cash flow from operating activities [(3)]	**38.0**	24.2	30.8	81.3	25.7
Investments [(1)]	**147.1**	108.2	32.4	18.8	13.6
Cash and short-term investments	**55**	95	43	15	4
Total assets [(2)]	**590**	498	283	252	283
Total debt	**65**	64	28	51	130
Deferred revenue	**12**	24	37	49	0
Shareholders' equity [(2)]	**375**	338	163	112	108
Basic weighted average number of common shares outstanding (in millions)	**249.3**	188.0	140.1	92.8	73.1
Shares outstanding at year end (in millions)	**274.2**	240.8	160.2	104.9	75.6
PER SHARE ($)					
Net earnings (loss) [(2)]	**(0.30)**	0.00	(0.06)	(0.09)	(1.12)
Shareholders' equity	**1.37**	1.40	1.02	1.06	1.43
PRODUCTION [(3)]					
Number of ounces of gold produced (000)	**694**	522	569	615	613
Gold price used for reserve/resource estimation ($/oz)	**400**	350	325	300	300
Average realized price ($/oz)	**370**	320	308	289	321
Average market price ($/oz)	**409**	363	310	271	279
Mine operating costs ($/oz)	**244**	241	223	212	217
Depreciation, depletion and amortization ($/oz)	**67**	51	48	54	86
Number of employees	**2,700**	2,500	1,700	1,650	1,600

(1) *Data for 2000 concern continuing operations only.*

(2) *The comparative data for 2003 and 2002 have been reclassified to conform to new accounting policies in place since the beginning of 2004, relating to asset retirement obligations. The data for 2001 and 2000 have not been restated.*

(3) *The production data includes all operations (continuing and discontinued in 2000).*

MINERAL RESERVES AND RESOURCES [(1)]

Gold Operations/Projects

	December 31, 2004 @ $400/oz			December 31, 2003 @ $350/oz		
	Tonnes (000)	**Grade (g Au/t)**	**Ounces Contained (oz)**	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
GOLD OPERATIONS						
Rosebel (100%)						
Proven Reserves	**20,551**	**1.5**	**992,000**	—	—	—
Probable Reserves	**32,359**	**1.4**	**1,467,000**	47,165	1.6	2,382,000
Indicated Resources	**33,611**	**1.1**	**1,176,000**	23,429	1.2	901,300
Inferred Resources	**30,074**	**1.2**	**1,147,000**	19,100	1.4	858,100
Omai (100%)						
Proven Reserves	**3,878**	**1.0**	**122,000**	9,183	1.2	358,100
Probable Reserves	**—**	**—**	**—**	20	1.5	1,000
Doyon Division (100%) [(2)]						
Proven Reserves	**2,076**	**5.9**	**393,200**	3,135	5.3	537,200
Probable Reserves	**2,424**	**6.1**	**475,400**	3,622	6.2	721,300
Measured Resources	**859**	**4.3**	**117,400**	277	3.5	30,700
Indicated Resources	**1,775**	**4.1**	**234,100**	2,115	3.7	251,500
Inferred Resources	**3,721**	**6.3**	**752,700**	3,706	5.8	696,400
Sleeping Giant (50%)						
Proven Reserves	**98**	**11.6**	**36,300**	75	11.2	26,950
Probable Reserves	**147**	**11.7**	**55,300**	134	12.1	52,250
Inferred Resources	**82**	**9.0**	**23,700**	176	9.8	55,450
GOLD PROJECTS						
Camp Caiman (100%)						
Measured Resources	**5,381**	**2.6**	**456,000**	9,497	2.7	817,000
Indicated Resources	**16,407**	**2.1**	**1,083,000**	6,260	1.9	390,000
Inferred Resources	**5,973**	**1.6**	**304,000**	10,971	2.0	694,000
La Arena (100%)						
Indicated Resources	**13,400**	**1.0**	**414,000**	13,400	1.0	414,000
Westwood (100%)						
Inferred Resources	**8,613**	**5.2**	**1,450,000**	2,072	4.2	277,700
TOTAL GOLD						
Proven and Probable Reserves			**3,541,200**			4,078,800
Measured and Indicated Resources			**3,480,500**			2,804,500
Inferred Resources			**3,677,400**			2,581,650

(1) *Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Mineral reserves and resources were estimated using a long-term gold price assumption of $400/oz in 2004 and $350/oz in 2003. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.*

(2) *Includes mineral reserves and resources from the Doyon and Mouska mines.*

Non-Gold Operations/Project

NIOBIUM OPERATION	December 31, 2004 Tonnes (000)	Grade Nb_2O_5 (%)	Contained tonnes (000) Nb_2O_5	December 31, 2003 Tonnes (000)	Grade Nb_2O_5 (%)	Contained tonnes (000) Nb_2O_5
Niobec (100%) [3]						
Proven Reserves	**16,068**	**0.64**	**103**	8,655	0.63	55
Probable Reserves	**8,188**	**0.71**	**58**	2,658	0.72	19
Inferred Resources	**4,447**	**0.67**	**30**	4,135	0.67	28

BAUXITE OPERATION	Tonnes (000)	Grade Al_2O_3 (%)	Grade SiO_2 (%)	Tonnes (000)	Grade Al_2O_3 (%)	Grade SiO_2 (%)
OMAI Bauxite (100%) [4]						
Proven Reserves	**6,758**	**59.9**	**6.0**	—	—	—
Probable Reserves	**55,568**	**60.1**	**5.2**	—	—	—

COPPER PROJECT	Tonnes (000)	Grade Cu (%)	Contained tonnes Cu (000)	Tonnes (000)	Grade Cu (%)	Contained tonnes Cu (000)
Carlota (100%) [5]						
Probable Reserves	**91,100**	**0.39**	**355**	78,830	0.47	371

(3) *Cambior owns 100% of Niobec following the acquisition of the remaining 50% interest belonging to Sequoia Minerals Inc. on July 2, 2004.*

(4) *On December 9, 2004, Cambior completed the transaction for the privatization of certain assets of Linden Mining Entreprises Ltd. (Linmine) in Guyana. Cambior owns 70% of OMAI Bauxite Mining Inc. and the remaining 30% is owned by the Government of Guyana.*

(5) *Probable reserves for the Carlota project were calculated using a copper price of $0.90/lb in 2003 and $1.00/lb in 2004.*

MINERAL RESERVES AND RESOURCES (continued)

Mineral reserve and resource estimates have been estimated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves"). There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. Reserve estimation is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons [(1)] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

	Name	Title
MINES		
Rosebel (Suriname)	R. Sirois	Geology Superintendent
	A. Croal	Engineering Superintendent
Doyon (Quebec, Canada)	D. Doucet	Chief Geology Department
	F. Girard	Chief Engineer
Mouska (Quebec, Canada)	P. Lévesque	Chief Geology Department
	P. Sévigny	Chief Engineer
Sleeping Giant (Quebec, Canada)	F. Blanchet	Chief Geology Department
	D. Vallières	Chief Engineer
Omai (Guyana)	Y. Michaud	Technical Services Superintendent
	R. Walish	General Manager
GOLD PROJECTS		
Camp Caiman (French Guiana)	F. Viens	Vice President, Business Development and Exploration – Cambior Inc.
	F. Clouston	Manager – Project Evaluation
La Arena (Peru)	F. Clouston	Manager – Project Evaluation
Westwood (Quebec, Canada)	D. Doucet	Chief Geology Department
INDUSTRIAL MINERALS		
Niobec [(2)] (Quebec, Canada)	D. Villeneuve	Chief Geologist
	S. Thivierge	Engineering Superintendent
OMAI Bauxite (Guyana)	R. Walish	General Manager
COPPER PROJECT		
Carlota (Arizona, USA)	G. Pennell	Consulting Engineer

(1) *Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.*

(2) *Since July 2, 2004 the Niobec mine has been wholly-owned by Cambior. Prior to that date, it was jointly owned by operator Sequoia Minerals Inc. (50%) and Cambior (50%), who was responsible for the marketing.*

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc., who is also a qualified person.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average metallurgical recovery (1) (Gold %)	Cut-off grades (g Au/t)
Rosebel	92 to 94	0.5 to 0.7 (2)
Doyon	96.2	3.0 to 4.6 (2)
Mouska	94.7	9.9
Sleeping Giant	97.2	9.3 to 9.7 (2)
Omai	93	0.4 to 0.7 (2)

(1) Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.

(2) Varies depending on the mining method used.

Sensitivity Analysis

Proven and probable mineral reserves at year-end 2004 were 3.54 million ounces. A sensitivity analysis using a gold price of $375 per ounce indicates that mineral reserves would fall 3% to 3.44 million ounces. Mineral reserves increase by 4% when calculated at a gold price of $425 per ounce. For the Canadian operations, a long-term exchange rate of Cdn $1.35 was used.

GLOSSARY
Financial Terms

AMEX American Stock Exchange.

CALL OPTION option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

CONTANGO a future price that is higher than the current price. The difference in the gold market results from the differential in the cost of borrowing gold (gold lease rate) and the interest earned on cash deposits.

CREDIT RISK the potential for loss due to the failure of a borrower to meet their financial obligation.

DEBT COVENANTS restrictions on the activities of a debtor written into bank loan agreements that prohibit the debtor from taking actions that might hurt the interests of the lenders.

DEBT DISCOUNT the amount by which the price for a security is less than its par or face value. The discount or difference between such a reduced value purchase price and the redemption (par) value comprises all or part of the investor's compensation for owning the security.

DERIVATIVE a financial instrument whose value depends upon the values of underlying assets, interest rates, currency exchange rates or indices.

DILUTED EARNINGS PER SHARE the amount of earnings for the period available to each share outstanding during the period and to each share that would have been outstanding, assuming the issuance of shares for all dilutive potential shares outstanding during the period.

DISCOUNT RATE an interest rate applied to a single cash flow that will not be paid or received until a future date in order to calculate the present value of that future cash flow.

EARNINGS PER SHARE the net income divided by the weighted average number of shares outstanding over the reporting period.

FAIR VALUE-BASED METHOD a method of accounting for stock options whereby compensation expense is recorded for the fair value of the stock option issued.

FORWARD SALES the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

HEDGE a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

INTEREST RATE RISK the potential impact on the Company's earnings and economic value due to changes in interest rates.

INTEREST RATE SWAP a contractual agreement between two parties to exchange fixed- and floating-rate interest payments based on a notional value in a single currency.

LIBOR the prime interest rate per annum at which deposits in US dollars are loaned by banks in the London interbank market.

MARK-TO-MARKET VALUATION the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate, etc.

MINE OPERATING COST the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and restoration.

PREPAID GOLD FORWARD SALES AGREEMENT an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

ROYALTY cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

SELF-SUSTAINING FOREIGN OPERATION a foreign operation which is financially and operationally independent of the reporting enterprise such that the exposure to exchange rate changes is limited to the reporting enterprise's net investment in the foreign operation.

SPOT PRICE the current price of a metal for immediate delivery.

TREASURY STOCK METHOD a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

TSX Toronto Stock Exchange.

VARIABLE VOLUME FORWARD a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

VOLATILITY propensity for variability. A market or share is volatile when it records rapid variations.

WEIGHTED AVERAGE NUMBER OF SHARES the number of shares determined by relating the portion of time within the reporting period the shares have been outstanding to the total time in that period.

GLOSSARY

Mining Terms

BY-PRODUCT a secondary metal or mineral product recovered in the milling process.

CARBON-IN-LEACH (CIL) PROCESS a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

CARBON-IN-PULP (CIP) PROCESS a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

CONCENTRATE a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

CONTAINED OUNCES ounces in the ground without reduction due to mining loss or dilution.

CONVERTER a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

CUT-OFF GRADE the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DEFERRED DEVELOPMENT development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

DEFERRED STRIPPING additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

DEPLETION the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

DILUTION an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

GRADE the relative quantity or percentage of metal or mineral content.

ISO 9001 a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

ISO 14001 a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

KAIZEN a management system of continuous improvement that empowers employees to change business processes and contribute to achieving corporate objectives.

LEACH/HEAP LEACH to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

RECOVERY the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

RESTORATION operation consisting of restoring a mining site to a satisfactory condition.

ROCK MECHANICS analysis of the forces acting along joints, faults, and bedding planes of natural rock in situ, especially in the evaluation of wall strengths in underground mines and slopes and slope angles in open-pit mines.

STOPE the underground excavation from which the ore is extracted.

STOPING the process of mining the orebody.

STRIPPING the process of removing overburden or waste rock to expose ore.

STRIP RATIO ratio of waste to ore in an open-pit operation.

SX-EW PROCESSING solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

TAILINGS the material that remains after all metals or minerals considered economic have been removed from ore during milling.

TAILINGS POND a containment area used to deposit tailings from milling.

SYMBOLS USED

Ag = Silver
Al_2O_3 = Aluminum oxide
Au = Gold
Cu = Copper
FeNb = Ferroniobium
Nb = Niobium
Nb_2O_5 = Niobium pentoxide (pyrochlore)

GLOSSARY

Mineral Reserve and Resource Definitions

MINERAL RESERVES Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

PROVEN MINERAL RESERVE A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

PROBABLE MINERAL RESERVE A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

MINERAL RESOURCES Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

MEASURED MINERAL RESOURCE A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

INDICATED MINERAL RESOURCE An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED MINERAL RESOURCE An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

CORPORATE GOVERNANCE

Our corporate governance rules and practices aim at allowing each authority of the Company to fully assume its role and act in the best interests of all shareholders.

Management of the Company is supervised by a Board of Directors composed almost exclusively of directors who are independent of management. Louis P. Gignac, President and Chief Executive Officer of the Company, is the only director, out of the eight members of the Board, who is a member of management.

The Company's shares are listed on the TSX and the AMEX. As a result, the Company is subject to various rules and guidelines regarding corporate governance, including the independence of members of the Board and its committees. The Company is in compliance with the TSX guidelines for effective corporate governance, including those regarding "unrelated directors". The Canadian Securities Administrators have published a proposed policy on corporate governance guidelines for comment. Even though this policy has not been finalized, as of February 17, 2005, the Company complies with it. The Company also complies with the rules of the Sarbanes-Oxley Act of 2002 ("SOX") adopted by the U.S. Congress, and AMEX regarding the independence of directors.

The text that follows is a summary description of the Company's corporate governance practices. A more detailed description is provided in the information circular for the Company's Annual General and Special Meeting of Shareholders to be held on May 12, 2005.

Mandate of the Board. The mandate of the Board is to supervise the management of the business and affairs of the Company. The Board monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. It sets the Company's policies, assesses their implementation by management and reviews the results. In addition to decisions requiring formal approval by the Board pursuant to the law or the Company's articles of incorporation and by-laws, the Board makes all important decisions concerning, among other things, major investments and significant divestitures.

The Board, either directly or through one of its committees, assumes specific responsibility for the following five matters: (i) the adoption of a strategic planning process; (ii) the identification of the principal risks of the Company's business and the implementation of appropriate systems to effectively manage these risks; (iii) the appointing, training, evaluation and monitoring of senior management as well as planning for their succession; (iv) communications with shareholders and the public at large; and (v) the integrity of the Company's internal control and management information systems.

At the end of each fiscal year, the Board receives, analyses and, where appropriate, approves annual operating plans and budgets for the following fiscal year. Throughout the fiscal year, the Board receives periodic reports in order to monitor the Company's performance with reference to the adopted plans and budgets. The directors also consider strategy-related matters which go beyond operational and financial control issues.

The Board, through the Corporate Governance and Human Resources Committee, oversees the implementation of, and compliance with, sound corporate governance standards and practices.

Composition of the Board. The Board is currently composed of eight members. At the next Annual Shareholders Meeting, nine nominees will be proposed for election as directors of the Company. Through its Corporate Governance and Human Resources Committee, the Board reviews at least annually its size as well as the competencies, skills, areas of experience, backgrounds, independence and qualifications of the Board members to ensure that the Board, as a whole, has a diversity of skills and experience that support it in carrying out its responsibilities. In December 2004, the Corporate Governance and Human Resources Committee reassessed the size of the Board and determined that it was appropriate to increase its size from eight to nine members in 2005 to efficiently discharge its duties and responsibilities.

Orientation and Education for New Directors. New directors meet with other members of the Board and senior management to discuss the business activities of the Company and are given the opportunity to familiarize themselves with the Company and gain insight into the Company's business and operations by visiting the Company's various business locations and meeting with local personnel. The Board ensures that prospective candidates fully understand the role and responsibilities of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time that the Company expects of its directors. Presentations on different aspects of the Company's operations are made regularly to the Board. Each director is provided with a copy of the Directors' Manual which contains information about the Company, the Board and its Committees, and other relevant information.

Independence of the Board from Management. The Board can and does act independently of management. The positions of Chairman of the Board and of President and CEO are separate and held by two different persons. The Chairman of the Board is an independent director. The President and CEO is a member of the Board but is not a member of any committee of the Board. The Corporate Governance and Human Resources Committee has developped a position description for each of the Chairman of the Board, and the CEO. These position descriptions were approved by the Board.

Each Board meeting is followed by a meeting which only non-management directors may attend. These closed sessions promote open discussion among outside-directors. Directors may, during any Board or committee meeting, request that management not be present during all or any part of the meeting.

The Board and its committees may, at the expense of the Company, retain the services of such independent advisors as they may deem necessary or useful in carrying out their mandate.

Information. The Board receives and has access to the information it needs to fulfill its role. Detailed current information on the Company and its business, operations and finances are sent on a quarterly basis to directors. The chairmen of the Board and its committees are consulted on the agendas for board and committee meetings, and directors receive complete information booklets in the days prior to meetings. After each committee meeting, the committee chair reports to the Board at the board meeting which immediately follows the committee meeting. The minutes of a committee's meeting as well as the written resolutions passed by it are submitted to the Board.

Committees. The Board has created three committees, which are described below, to which it has delegated responsibilities. All committee members are appointed by the Board and are independent. The Chairman of a committee is selected by the Board among the members of the relevant committee. The Corporate Governance and Human Resources Committee has developed a position description for the chairmen of the Board's Committees. This position description has been approved by the Board.

The Audit Committee consists of four unrelated directors. All members of the committee are financially literate and at least one member of the committee has been determined by the Board to be an audit committee financial expert. This committee has the general mandate to review and recommend to the Board the approval of the Company's annual and quarterly financial statements, as well as management's discussion and analysis and the press releases regarding the financial statements, and more particularly (i) to consider and evaluate all aspects of the Company's financial reporting process, internal control, hedging operations and insurance coverage; (ii) to recommend to the Board the steps to be taken in connection with these four areas; and (iii) to monitor the implementation and administration of policies and guidelines with respect to financial reporting and internal control and review the annual financial statements certification process. In addition, this committee evaluates and monitors the risk management program and reviews for approval all related party transactions. Based on its review, this committee makes recommendations to the Board.

With respect to the external auditors, the committee ensures that they remain independent of management. The committee reviews the audit plan and its execution, evaluates the auditor's overall performance and makes recommendations regarding their appointment. The committee reviews and approves the audit fees and pre-approves legally permissible non-audit related engagements. The committee meets, together and separately, with management and the external auditors to discuss matters related to the financial affairs of the Company.

The members of this committee are Messrs. Robert Normand (Chairman), Guy G. Dufresne, Jean-André Élie and Michel Gaucher.

The Corporate Governance and Human Resources Committee currently consists of three directors, and is responsible for monitoring corporate governance and human resources matters. During the first eleven months of 2004, there were four independent directors on this Committee. This committee reviews the general policies submitted by management in connection with corporate governance and human resources and monitors the implementation and administration of policies and guidelines with respect to these two areas. It ensures that the Company's corporate governance practices are in line with corporate governance rules and guidelines set forth by the relevant authorities, in effect from time to time. It reviews and evaluates (i) the independence and performance of the Board and its committees, as well as the contribution of each director, and director succession planning and (ii) compensation, fringe benefits, financial incentives and retirement plans as well as any matter concerning the proper implementation of human resources policies and programs. This committee also considers the appointment of new officers and reviews and evaluates nominees for election as directors. Based on its review, this committee makes recommendations to the Board.

The members of this committee are Messrs. Graham Farquharson (Chairman), Alexander G. Balogh and Guy G. Dufresne.

The Safety and Sustainability Committee consists of four directors and reviews the general policies submitted by management in connection with occupational health, safety and training, corporate social responsibility and the environment. It also receives reports on such matters from management and evaluates practices, plans and programs related to such matters. Based on its review, this committee makes recommendations to the Board.

The members of this committee are Messrs. Michel Gaucher (Chairman), Alexander G. Balogh, Graham Farquharson and Kazuo Shuto.

Board's Expectations of Management. The Board expects management to assume responsibility for the day-to-day operations of the Company while staying within authorized business limits and conforming to the strategic plan, annual operating plans and budgets and various corporate policies approved by the Board. The Board expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board also expects management to submit for its approval alternative plans and strategies to be implemented based on economic and market conditions.

The Company's management must also act with a view to the best interests of the Company and ensure long term enhancement of shareholder value.

Ethics. The Company formally adopted Cambior's Code of Ethics that applies to all directors, officers and employees of the Company and its subsidiaries, and a Specific Code of Ethics governing Financial Reporting Officers which complies with the requirements of SOX.

Cambior's Code of Ethics establishes guidelines setting forth the ethical behavior required from every director, officer and employee of the Company, including, but not limited to, conflict of interest, protection of assets, confidentiality, and respect of the law, of the health and security of people, of the environment, of employees, of communities where the Company does business and of competitors, suppliers and shareholders. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to respect Cambior's Code of Ethics.

Directors' Shareholding. In order to better link the interest of directors to those of shareholders, directors are required, since February 2004, to hold Common Shares of the Company with a value of no less than three times their annual retainer. Directors are expected to reach this level no later than February 17, 2006, except for newly appointed or elected directors who have two (2) years following their appointment or election, accordingly, to satisfy this requirement.

Communication with Shareholders. The Company communicates with its shareholders, investors and the financial community on a regular basis through quarterly reports, annual reports and press releases. The Company's disclosure policy, which has been reviewed and approved by the Board, provides for the accurate and timely communication to the public of all material information in order to keep shareholders and all other stakeholders informed about the Company's activities and business. The Company's Disclosure Committee oversees the Company's corporate disclosure practices and ensures adherence to this policy. The Company has put in place a shareholder relations program as well as an investor relations and communications program through which the Company can answer the questions and concerns raised by shareholders and investors and efficiently communicate with them as well as with the public at large. Any shareholder who wishes to communicate with the Company may do so directly through the investor relations department.

BOARD OF DIRECTORS

(Including age and years on the Board)

Guy G. Dufresne
(63, 9 years)
Boucherville (Québec)
Chairman of the Board, Cambior Inc.
President and Chief Executive Officer, Québec Cartier Mining Company

Alexander G. Balogh
(72, 7 years)
Oakville (Ontario)
Corporate Director

Graham Farquharson
(64, 11 years)
Toronto (Ontario)
President, Strathcona Mineral Services Limited

Michel Gaucher
(61, 16 years)
Montréal (Québec)
Chairman of the Board, Dynamis Group Inc.

Louis P. Gignac
(54, 18 years)
Brossard (Québec)
President and Chief Executive Officer, Cambior Inc.

Robert Normand
(65, 4 years)
Rosemère (Québec)
Corporate Director

Kazuo Shuto
(68, 2 years)
Tokyo (Japan)
Director, Jipangu Inc.

Jean-André Élie
(61, –)
Town of Mount Royal (Québec)
Director of Companies

OFFICERS AND KEY ADDRESSES

Officers

(Including age and years of services)

Guy G. Dufresne
(63, 9 years)
Chairman of the Board of Directors

Louis P. Gignac
(54, 18 years)
President and Chief Executive Officer

Réjean Gourde
(54, 17 years)
Senior Vice President, Guiana Shield

Jacques Perron
(43, 11 years)
Vice President, Canada

Mike Boudreault
(49, –)
Vice President, Human Resources

Bryan A. Coates
(47, 8 years)
Vice President, Finance and Chief Financial Officer

Marc Dagenais
(42, 13 years)
Vice President, Legal Affairs

Robert Ménard
(55, 10 years)
Vice President, Projects and Construction

Serge Vézina
(62, 16 years)
Vice President, Industrial Engineering and Environment

François Viens
(49, 13 years)
Vice President, Business Development and Exploration

Pierre Béliveau
(42, 12 years)
Corporate Controller

Lucie Desjardins
(44, 2 years)
Corporate Secretary and Senior Legal Counsel

Lucie Gagnon
(49, 18 years)
Treasurer

André Le Bel
(37, 8 years)
Senior Legal Counsel and Assistant Secretary

Key Addresses

Cambior Inc.
Executive Office:
1111 St. Charles Street West
East Tower, Suite 750
Longueuil, QC, Canada
J4K 5G4
Telephone: (450) 677-0040
Fax: (450) 677-3382
Toll Free in North America: 1-866-554-0554

Canadian Operations and Registered Head Office:
1075 – 3e Avenue Est
C.P. 9999
Val-d'Or, QC, Canada
J9P 6M1
Telephone: (819) 825-0211
Fax: (819) 825-2815

Canadian Exploration:
Val-d'Or Office
Telephone: (819) 825-0211
Contact: Marie-France Bugnon, Manager – Exploration – Canada

Rosebel Gold Mines N.V.
Herenstraat NR 8
Paramaribo, Suriname
Telephone: (597) 422-741
Fax: (597) 478-447
Site Telephone: (597) 325-115
Site Fax: (597) 325-408
Contact: Réjean Gourde, Senior Vice-President – Guiana Shield
Denis Miville-Deschênes, Vice President – Rosebel Gold Mines N.V.

OMAI Gold Mines Limited
176-D Middle Street
Cummingsburg
P.O. Box 12249
Georgetown
Guyana
Telephone: (592) 226-6463
Fax: (592) 226-6468
Site Telephone: (592) 227-3810
Site Fax: (592) 227-3813
Contact: Robert C. Walish, General Manager

Doyon Mine
C.P. 970
Rouyn-Noranda, QC, Canada
J9X 5C8
Telephone: (819) 759-3611
Fax: (819) 759-3342
Contact: Bertrand Potvin, General Manager
Doyon Division
Yoland Dubé, Mine Manager

Mouska Mine
100, chemin de la Pause
Cadillac, QC, Canada
J0Y 1C0
Telephone: (819) 759-3664
Fax: (819) 759-3665
Contact: Alain Grenier, Mine Manager

Sleeping Giant Mine
Km 118, Route 109 Nord
Amos, QC, Canada
J9P 3A3
Telephone: (819) 732-8268
Fax: (819) 732-5019
Contact: Denis Gourde, Mine Manager

Niobec Mine
3400, chemin du Columbium
St-Honoré-de-Chicoutimi
QC, Canada
G0V 1L0
Telephone: (418) 673-4694
Fax: (418) 673-3179
Contact: Christian Pichette, Mine Manager
Claude Dufresne, Marketing Manager – Metals and Minerals

OMAI Bauxite Mining Inc.
Republic Avenue
Mackenzie, Linden
Guyana
Telephone: (592) 444-6966
Fax: (592) 444-6764
Contact: Réjean Gourde, Senior Vice-President – Guiana Shield
Claude Dufresne, Marketing Manager – Metals and Minerals

Carlota Copper Company
1306 Live Oak Street
P.O. Box 1009
Miami, Arizona 85539
Telephone: 928-473-3518
Fax: 928-473-3216
Contact: Jerry Fountain, General Manager

Sociedad Minera Cambior Peru S.A.
Av. Jose Casimiro Ulloa, no 312
Urbanizacion San Antonio, Miraflores
Lima 18
Peru
Telephone: (51-1) 444-8282
Fax: (51-1) 446-9803
Contact: Louis Gariepy, Manager – Exploration – Andes

CBJ – France S.A.R.L.
Camp Caiman Project
PK 6,5, Route de Montjoly
Chemin Poupon, B.P. 1015
97343 Cayenne Cedex
French Guiana, France
Telephone: 594-38-54-04
Fax: 594-38-54-13
Contact: Patrick Godin, General Manager
Telephone: (450) 677-0040

2004 TRADING INFORMATION

CAMBIOR VS. S&P/TSX CANADIAN GOLD INDEX


15
10
5
0
-5
-10
-15
-20
-25
-30
-35
Cambior
S&P/TSX CGI
Variation (%)
J F M A M J J A S O N D

CAMBIOR (CBJ)

Year ended December 31, 2004	Quarter	Volume (in millions)	Cdn $ per share High	Low	Close
Toronto Stock Exchange (TSX)	First	115.7	4.31	3.28	4.12
	Second	75.9	4.30	2.80	3.67
	Third	84.8	4.17	3.39	3.85
	Fourth	113.7	3.93	3.10	3.21
	Full Year	390.1	4.31	2.80	3.21

			US$ per share High	Low	Close
American Stock Exchange (AMEX)	First	55.9	3.37	2.45	3.13
	Second	47.5	3.30	2.04	2.65
	Third	45.2	3.18	2.53	3.08
	Fourth	62.0	3.23	2.52	2.67
	Full Year	210.7	3.37	2.04	2.67

Total volume (TSX and AMEX-consolidated market): 600.8 million

Shareholder Information

STOCK EXCHANGE LISTING

	Symbol	Stock Exchange
Common Shares	CBJ	TSX, AMEX
Warrants	CBJ.WT.C, CBJ.WT.D	TSX

Each whole CBJ.WT.C warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.75 until August 12, 2008.

Each whole CBJ.WT.D warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $4.35 until October 16, 2006.

BROKERAGE FIRMS — COVERAGE OF CAMBIOR

BMO Nesbitt Burns
Canaccord Capital
CIBC World Markets
Desjardins Securities
Dundee Securities
Haywood Securities
Merrill Lynch
National Bank Financial
Orion Securities
Paradigm Capital
Raymond James
RBC Capital Markets
Salman Partners
Scotia Capital
Sprott Securities

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montréal, Québec H3A 2A6
Canada
Telephone: (514) 285-3600
Toll free: 1 800 387-0825

AUDITORS

Raymond Chabot Grant Thornton LLP

SHAREHOLDER INQUIRIES

If you have inquiries regarding the following:

- Change of address
- Share transfer
- Lost certificates
- Duplicate mailings

Please contact the Company's registrar and transfer agent — CIBC Mellon Trust Company.

OTHER INVESTOR INQUIRIES

If you have inquiries regarding the following:

- Additional financial or statistical information
- Up-to-date information on Cambior's mines or projects
- Latest news releases or investor presentations

Please contact Cambior Investor Relations or visit the Cambior Website at www.cambior.com.

INVESTOR RELATIONS

Robert LaVallière
Manager, Investor Relations
Telephone: (450) 677-2699
Toll free in North America: 1 866 554-0554
robert_lavalliere@cambior.com

ANNUAL MEETING

The Annual General and Special Meeting of Shareholders of Cambior Inc. will be held at the Hilton Bonaventure Hotel in Montréal, Québec, at 11:00 a.m. on Thursday, May 12, 2005.

ANNUAL INFORMATION FORM

The Company files an Annual Information Form annually with all securities commissions in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the TSX and AMEX. Copies of this form are available, free of charge, upon written request addressed to the Investor Relations Department at the Longueuil office, or can be downloaded directly from either the Company's Website, www.cambior.com or the SEDAR — System for Electronic Document Analysis and Retrieval — Website, www.sedar.com.

POUR OBTENIR UN EXEMPLAIRE FRANÇAIS

Un exemplaire français du présent rapport annuel est disponible sur demande. Il suffit d'adresser une demande écrite au service des Relations avec les investisseurs au bureau de Longueuil.

ELECTRONIC DELIVERY

Cambior shareholders may elect to receive Cambior documents (such as Quarterly and Annual Reports, the Proxy Circular, and the Safety and Sustainability Report) in electronic form on the Internet rather than in hard copy by mail. Registered shareholders wishing to use this service should contact CIBC Mellon Trust Company. Beneficial shareholders should contact the broker or financial intermediary that manages their investment account.

Inside pages printed on Domtar Opaque – Plainfield Paper®, Text, Britewhite, Smooth Finish, 40 lb.

Design and production: www.tmdesign.ca

CAMBIOR INC.
1111 Saint-Charles Street West, East Tower, Suite 750, Longueuil, Québec J4K 5G4
Telephone: (450) 677-0040 • Toll free in North America: 1 866 554-0554 • Fax: (450) 677-3382
Legal deposit – 1st Quarter 2005 • Bibliothèque nationale du Québec • ISBN 2-921658-45-3

www.cambior.com